    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 1997.



                                                      REGISTRATION NO. 333-21949

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                              SAFELITE GLASS CORP.
             (Exact name of registrant as specified in its charter)

          DELAWARE                          7536                         13-3886709
(State or other jurisdiction    (Primary Standard Industrial            (IRS Employer
             of                  Classification Code Number)         Identification No.)
       incorporation)

             1105 SCHROCK ROAD, COLUMBUS, OHIO 43229 (614) 842-3000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            ------------------------

                                GAREN K. STAGLIN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              SAFELITE GLASS CORP.
                               1105 SCHROCK ROAD
                              COLUMBUS, OHIO 43229
                                 (614) 842-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                 WITH COPY TO:

                            CHARLES W. ROBINS, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (613) 951-6600
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 11, 1997

PROSPECTUS

$100,000,000

SAFELITE LOGO
OFFER TO EXCHANGE $1,000 IN PRINCIPAL AMOUNT OF
9 7/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2006 FOR EACH $1,000 IN PRINCIPAL AMOUNT OF OUTSTANDING 9 7/8% SENIOR SUBORDINATED NOTES DUE 2006

Safelite Glass Corp. (the "Company") hereby offers to exchange (the "Exchange Offer") up to $100,000,000 in aggregate principal amount of its 9 7/8% Series B Senior Subordinated Notes due 2006 (the "Exchange Notes") for $100,000,000 in aggregate principal amount of its outstanding 9 7/8% Senior Subordinated Notes due 2006 (the "Initial Notes"; and together with the Exchange Notes, the "Notes").

The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Initial Notes for which they may be exchanged pursuant to this offer, except that the Exchange Notes are freely transferable by holders thereof (except as provided in the next paragraph below) and are issued without any covenant upon the Company regarding registration. The Exchange Notes will be issued under the indenture governing the Initial Notes. For a complete description of the terms of the Exchange Notes, see "Description of the Exchange Notes." There will be no cash proceeds to the Company from this offer. The Initial Notes and the Exchange Notes are unsecured obligations of the Company.

The Initial Notes were originally issued and sold on December 20, 1996 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon interpretations by the Staff of the Securities and Exchange Commission issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for sale, resold and otherwise transferred by holders thereof (other than any holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal (as defined herein) states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Exchange Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

The Initial Notes and the Exchange Notes constitute new issues of securities with no established trading market. Any Initial Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered and tendered but unaccepted Initial Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Initial Notes will continue to be subject to the existing restrictions on transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Initial Notes held by them. No assurance can be given as to the liquidity of the trading market for either the Initial Notes or the Exchange Notes.

The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange. The Exchange Offer will
expire at 5:00 p.m., New York City time, on            , 1997, unless extended
(the "Expiration Date"). The date of acceptance for exchange for the Initial Notes (the "Exchange Date") will be the first business day following the Expiration Date. Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

Interest on the Exchange Notes shall accrue from the last June 15 or December 15 (an "Interest Payment Date") on which interest was paid on the Initial Notes so surrendered or, if no interest has been paid on such Notes, from December 20, 1996.


     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

             , 1997

                             AVAILABLE INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference.


     For further information with respect to the Company and the Notes, reference is made to such Registration Statement. A copy of the Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth St., N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     The Company intends, and is required by the terms of the Indenture dated as of December 20, 1996 (the "Indenture") between the Company and Fleet National Bank, as Trustee, under which the Notes are issued, to furnish the holders of the Notes with annual reports containing financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

                            ------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE EXCHANGE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE ISSUER SINCE THE DATE HEREOF.

                            ------------------------

     UNTIL             , ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY


     The following summary is qualified by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise referred to herein or the context otherwise requires, references to "Safelite" and the "Company" shall mean Safelite Glass Corp., a Delaware corporation and its consolidated subsidiaries, including Lear Siegler Holdings Corp. and its consolidated subsidiaries. Unless otherwise referred to herein or the context otherwise requires, references to "Lear Siegler" shall mean Lear Siegler Holdings Corp., a Delaware corporation, or one or more of its subsidiaries. Unless otherwise indicated, all references to fiscal years in this Prospectus are to the fiscal years ending on the Saturday closest to December 31 of each year. Unless otherwise stated, all references to market share data in this Prospectus are estimates made by the Company's management based on Company and industry data and are expressed in units, except with respect to insurance customer segment data which is expressed in dollar volume. Unless the context otherwise requires, references to the "Exchange Offer" refer to the offer to exchange the Exchange Notes for the Initial Notes.


                                  THE COMPANY

COMPANY OVERVIEW


     Safelite is the largest provider of auto glass replacement and repair services in the United States. The Company installed approximately 1.6 million replacement units in 1996 for insurance companies, commercial fleet leasing and rental car companies, car dealerships and body shops, government agencies and individual consumers. The Company provides these installation services through its network of 491 service centers, approximately 1,000 mobile vans, 43 centralized telephone/dispatch centers and 66 warehouses. The Company has targeted its marketing efforts principally towards auto insurance companies which management believes, through their policyholders, directly or indirectly influence approximately 70% of the selections of auto glass replacement providers. The Company has developed fully integrated claims processing solutions for auto insurance companies which reduce their glass loss expenses and total administrative costs and provide a higher level of customer service to their policyholders. Management believes that this outsourcing capability, coupled with the convenience of nationwide coverage, consistently high quality service and low costs, have provided the Company with a significant competitive advantage in the insurance segment of the market. Since 1992, the Company estimates that it has increased its leading market share in this segment from approximately 10% to 18% resulting in improved financial performance as demonstrated by compound annual growth in sales of 8.6% and operating income performance improving from a loss of $23.7 million in 1992 to $23.8 million of operating income in 1996. Adjusted EBITDA (as defined) for the same period grew from $16.4 million to $35.0 million, a compound annual growth rate of 21%. Sales and adjusted EBITDA for the year ended December 28, 1996 were $438.3 million and $35.0 million, respectively. Pro forma adjusted EBITDA (as defined) for the year ended December 28, 1996 was $43.4 million. See "Summary Historical and Pro Forma Financial Information."


     The auto glass replacement and repair industry in 1996 was a $2.7 billion market, representing the installation of approximately 12.5 million replacement units. The replacement and repair of auto glass is driven by the incidence of breakage. Over the past 10 years, management estimates that total industry sales have grown at approximately 4% per year, primarily as a result of growth in the aggregate number of vehicles on the road, the increasing number of miles driven and increases in price, which principally reflect the increasing size and design complexity of auto glass. Such growth has been fairly consistent year to year, with some variations resulting primarily from fluctuations in weather conditions.

     The auto glass replacement and repair industry is highly fragmented with approximately 20,000 competitors. Safelite is the industry leader with an overall market share of approximately 13% in 1996 and currently has an estimated 18% market share in the insurance segment of the market. From 1990 to 1996, the industry has been consolidating as evidenced by an increase in market share for the top three industry participants from an estimated 24% to an estimated 30% and a decline in market share for small "mom and pop" providers from an estimated 70% to an estimated 60% during the same period.

Management expects this consolidation to continue, as insurance companies and large fleet lessors require nationwide coverage and consistent service while seeking to reduce costs by outsourcing their auto glass claims. For insurance companies, auto glass repair and replacement claims represent a disproportionate administrative burden. Management estimates such claims account for less than 6% of the dollar value of all auto claims paid but over 30% of the total number of auto claims processed.

COMPETITIVE STRENGTHS

     Industry Leadership and Nationwide Coverage. Safelite is the largest competitor in the highly fragmented auto glass replacement and repair industry. The Company operates service centers in 95 of the top 100 Metropolitan Statistical Areas ("MSAs") in the United States, with its closest competitor, the Company believes, operating in 75 MSAs. Through its nationwide network, the Company can directly serve 70% of the cars and light trucks in the United States and, through its authorized independent installation centers, achieves 100% coverage. Management believes that the Company's leadership position and breadth of geographic coverage is a significant competitive advantage in working with insurance companies, commercial fleet lessors and other large customers which increasingly demand consistent quality in both claims processing and auto glass repair and replacement services on a nationwide basis.

     Strong, Established Relationships with Major Insurance Companies. The Company has successfully established strong relationships with the nation's major auto insurance companies, and management believes it has more program relationships with these companies than any of its competitors. The top 30 auto insurers represent approximately 70% of total auto insurance premiums written in the United States. Safelite has entered into Total Customer Solution ("TCS") arrangements with 24 of those insurers including State Farm Mutual Automobile Insurance, Farmers Insurance Group, United Services Automobile Association, Prudential Insurance Company of America, Travelers Group and Safeco Corporation. Under a TCS arrangement, Safelite typically serves as one of a few recommended auto glass replacement providers for an insurance company and provides a range of additional claims management services, including computerized referral management, policyholder call management, electronic auditing and billing services and management reporting. Of the Company's total 41 TCS arrangements, those with Nationwide Mutual Insurance Company, GEICO Corporation, Liberty Mutual Insurance Company, CNA Insurance Group, Metropolitan Property and Casualty Insurance Company and National General Insurance are also Master Provider ("MP") relationships. Under an MP program, Safelite administers 100% of an insurance company's auto glass claims. As sole administrator, Safelite administers the allocation of the auto glass replacement and repair business between Safelite and other approved providers based on the insurance company's predetermined criteria. TCS and MP programs significantly lower the processing costs and loss expenses for the insurance companies, provide more consistent and rapid service for policyholders, and increase Safelite's volume with each insurance account. In addition, the Company has entered into similar arrangements with major fleet and rental car companies including GE Capital Fleet Services, PHH Vehicle Management Services Corporation, USL Capital Fleet Services, Hertz Corporation and Budget Rent-A-Car Systems, Inc. Of these arrangements, those with PHH Vehicle Management and USL Capital Fleet are also MP relationships. By entering into these arrangements with insurance, fleet and rental car companies, Safelite has substantially increased its volume with these accounts and enhanced its base of recurring revenues.

     Low Cost Provider. Management believes the Company has a significant total cost advantage compared to its competitors as a result of its manufacturing facilities, its productivity incentive programs, the efficiency of its nationwide distribution network and the critical mass of its centralized customer service, claims processing and information network. Safelite is the only industry competitor to manufacture a substantial percentage of its replacement glass. Safelite produces only high volume units to maximize efficiency, manufacturing approximately 75% of its windshield requirements at two production sites. The Company utilizes excess manufacturing capacity to produce windshields for sale in the wholesale market and purchases low volume units. The Company's management estimates that its performance incentive program has increased the productivity of its installation associates from 2.5 installations per day in 1991 to 3.9 per day in 1996 (while the industry averages an estimated 3.0 installations per day). As a result of the significant economies of scale in its manufacturing, information systems, distribution and installation infrastructure, management believes it has the capacity to add incremental contracts and units at relatively low marginal cost.

     Sophisticated Information Systems. The Company's information systems allow Safelite to effectively handle all aspects of an insured auto glass claim, from the initial phone call placed by the insured policyholder to the automatic billing of the insurance company. Through Safelite's fully integrated network ("SAFENET(TM)"), the Company can provide full service to the policyholder by electronically accessing the insurance company's database, verifying the policyholder's coverage status, scheduling the glass installation, checking relevant inventories, ordering delivery (when necessary) of auto glass to a Safelite service center, repairing or replacing the glass, electronically billing the insurance company and, if applicable, paying the service providers. The insurance company's role is limited to funding the claim payment and updating its policy files. The Company's information systems can also generate detailed financial and operating performance statistics, comprehensively track and report customer satisfaction and monitor speed of service for its customers. Management believes the Company's information systems represent an important competitive advantage for Safelite.


     Proven Management Team. Garen K. Staglin, Chairman and CEO and John F. Barlow, President and COO, joined Safelite in late 1991. Messrs. Staglin and Barlow hired and developed a team of executives who brought to the Company experience in insurance claims processing and the automotive aftermarket. In late 1991, the new management team undertook a comprehensive review of the Company's operations. This review resulted in a shift in Safelite's strategy towards its key markets. In addition, the new management team recognized that insurance companies and large fleet owners were responsible for the majority of auto glass replacement purchasing decisions in the U.S. and focused the Company on providing a total claims management solution. The initiatives associated with the execution of the Company's strategies resulted in restructuring charges in fiscal 1992, 1993 and 1995 of $10.0 million, $4.6 million and $6.3 million, respectively. From 1992, the first full year of operations under the current management team, to the twelve months ended December 28, 1996, the Company's sales have grown at a compound annual rate of 8.6% and operating income has improved from a loss of $23.7 million in 1992 to $23.8 million of operating income in 1996. During the same period, adjusted EBITDA (as defined) grew from $16.4 million to $35.0 million, a compound annual growth rate of 21%. Pro forma adjusted EBITDA for the year ended December 28, 1996 was $43.4 million. See "Summary Historical and Pro Forma Financial Information."


STRATEGIES FOR GROWTH

     Expand and Enhance Relationships with Insurance Companies. The Company's principal growth strategy is to increase its share in the segment of the auto glass replacement and repair market influenced by the insurance companies by expanding the breadth and depth of its existing relationships. The Company currently provides its auto glass replacement and repair services for the policyholders of virtually every significant auto insurance company in the U.S. The Company focuses its marketing and sales strategy on demonstrating to insurance companies that as it processes increasing proportions of an insurance company's auto glass replacement and repair claims it can continue to reduce the loss expenses and administrative costs of such claims for the insurance company while improving policyholder satisfaction through faster, more reliable and consistent installation service. Specifically, Safelite seeks to convert existing insurance company relationships into TCS arrangements, achieve greater allocations of existing TCS arrangements and ultimately migrate TCS arrangements to MP relationships, each of which increases the Company's sales.

     The Company believes it has been successful in implementing this strategy of "program migration" for insurance company clients. During 1995, the Company established MP relationships with three leading insurance companies, and during 1996, sales to those customers increased approximately 157% ($38.5 million) over 1995. In addition, sales to the Company's other 21 TCS clients which rank among the top 30 auto insurers increased approximately 17% ($15.7 million), while sales to all other insurance clients increased approximately 11% ($3.9 million). The Company is currently in discussions with a number of insurance companies to enter into TCS arrangements and MP relationships and announced a new MP program with GEICO Corporation in early 1997. Management also focuses on a similar program migration strategy with its large fleet and rental car company customers.

     In addition to program migration, the Company seeks to grow its sales through improved policyholder "compliance" with an insurance company's auto glass referral program. An auto insurance policyholder has the freedom to choose its own auto glass replacement provider, rather than comply with the insurer's recommendations. As a result, Safelite may actually perform a lower proportion of an insurance customer's installations than the insurance company would otherwise recommend under the TCS or MP program. Management believes that over time Safelite can improve compliance within its existing TCS and MP programs through continued demonstration of the program's benefits, resulting in increased sales and profitability.

     Expand Nationwide Coverage. The Company plans to expand the scope of its nationwide network by selectively acquiring regional auto glass replacement and repair businesses and opening new service center locations. The Company believes that it can enhance its sales and operating results through the integration of well-targeted acquisitions into Safelite's nationwide network. In addition, the Company expects to open 10 to 20 additional service centers annually to complement its existing network.

     Provide Additional Outsourcing Services to Insurance and Fleet
Companies. Management believes that Safelite can leverage its existing customer relationships and claims processing infrastructure to provide outsourcing services in addition to auto glass replacement, such as pre-insurance vehicle inspection, towing referral and post-collision rental car referral. Similar to auto glass replacement, these services are characterized by significant administrative burdens, high processing costs and low dollar loss values. The Company is evaluating plans to offer these services as a natural extension of its core auto glass business.

     The Company maintains its executive headquarters at 1105 Schrock Road, Columbus, Ohio 43229, telephone (614) 842-3000.

                          SUMMARY OF THE TRANSACTIONS

     On December 20, 1996, a series of related transactions described below involving the Company were completed. Prior to such date Safelite was an indirect subsidiary of Lear Siegler Holdings Corp. and was the only remaining operating entity within Lear Siegler. In order to effect the Transactions, Lite Acquisition Corp. was formed and was capitalized by Thomas H. Lee Equity Fund III, L.P. (the "THL Equity Fund"), certain affiliates of Thomas H. Lee Company and certain other investors (collectively, "THL"), who made an approximate $117 million aggregate equity investment (the "THL Equity Investment") in Safelite. Pursuant to the Recapitalization Agreement and Plan of Merger and Stock Purchase Agreement dated as of November 8, 1996 (the "Recapitalization Agreement"), Lite Acquisition Corp. was merged with and into Safelite, with Safelite surviving the merger (the "Merger").

     THL owns approximately 88% of the voting stock of Safelite, and certain existing stockholders, including management of Safelite, own approximately 12% of Safelite's voting stock. The aggregate cash consideration received by the prior stockholders of Safelite, including LSNWY Corp. ("LSNWY"), a wholly-owned subsidiary of Lear Siegler, was approximately $300 million. Immediately following the Merger, Safelite acquired (the "Stock Purchase") substantially all of the outstanding capital stock of Lear Siegler (including LSNWY) from its existing stockholders for a promissory note equal to the cash Merger consideration for Safelite received by LSNWY (the "Seller Note") and Lear Siegler was merged with and into L.S. Acquisition Corp., a wholly-owned subsidiary of the Company, with L.S. Acquisition Corp. surviving the merger and changing its name to Lear Siegler Holdings Corp. As a result, Lear Siegler became a wholly-owned subsidiary of the Company upon completion of the Transactions. LSNWY distributed the Merger consideration to a subsidiary of Safelite which repaid the Seller Note. See "The Transactions."

     As part of the Transactions, the proceeds of the THL Equity Investment, together with approximately $250 million of aggregate proceeds from the debt financings described below, were used to (i) repay approximately $42 million of existing indebtedness, (ii) pay approximately $300 million of stock purchase price and Merger consideration, (iii) pay $17 million of transaction fees and expenses and (iv) pay transaction bonuses aggregating approximately $7 million to certain members of Safelite management.

     The Transactions were financed with (i) the THL Equity Investment, (ii) $180 million in credit facilities comprised of a $150 million term loan facility (the "Term Loan Facility") and a $30 million revolving credit facility (the "Revolving Credit Facility"; together with the Term Loan Facility, the "Senior Credit Facilities") and (iii) $100 million of the Notes (collectively, the "Financings" and together with the Merger, the Stock Purchase and the related transactions, the "Transactions"). After completion of the Transactions (the "Closing"), the Company had $30 million of availability under the Revolving Credit Facility (less approximately $4.9 million of outstanding letters of credit).

     The sources and uses of funds for the Transactions, which occurred on December 20, 1996, were as follows:

                                SOURCES AND USES

                                                                                   AMOUNT
                                                                            ---------------------
                                                                            (DOLLARS IN MILLIONS)
SOURCES:
Term Loan Facility(1).....................................................         $ 150.0
Senior Subordinated Notes.................................................           100.0
THL Equity Investment(2)..................................................           116.9
Management Retained Equity(3).............................................             7.9
                                                                                    ------
                                                                                   $ 374.8
                                                                                    ======
USES:
Working Capital...........................................................         $   0.9
Merger Consideration(4)...................................................           300.1
Repayment of Existing Debt................................................            41.9
Management Transaction Bonuses(5).........................................             6.9
Management Retained Equity(3).............................................             7.9
Fees and Expenses.........................................................            17.1
                                                                                    ------
                                                                                   $ 374.8
                                                                                    ======

---------------
(1) After the Closing, the Company had, excluding Lear Siegler and the uses described above, approximately $5 million of cash on the balance sheet and no borrowings under the $30 million Revolving Credit Facility (availability under which was reduced by approximately $4.9 million in outstanding letters of credit).

(2) Comprised of $58.7 million of common equity and $58.2 million of preferred equity.

(3) Represents value of Safelite Class A Common Stock retained by management.

(4) Includes $2.3 million paid directly by THL to certain current stockholders of Safelite for Safelite common stock.

(5) These bonuses were accrued in fiscal 1996 and paid in January 1997.

--------------------------------------------------------------------------------

                               THE EXCHANGE OFFER

The Exchange Offer.........  The Company is offering to exchange up to
                             $100,000,000 aggregate principal amount of 9 7/8% Series B Senior Subordinated Notes due 2006 for $100,000,000 aggregate principal amount of its outstanding 9 7/8% Senior Subordinated Notes due 2006. The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes are freely transferable by holders thereof (except as provided herein -- see "The Exchange Offer -- Terms of the Exchange" and "-- Terms and Conditions of the Letter of Transmittal"), and are not subject to any covenant regarding registration under the Securities Act.

Interest Payments..........  Interest on the Exchange Notes shall accrue from
                             December 20, 1996 or from the last Interest Payment Date on which interest was paid on the Initial Notes so surrendered.

Minimum Condition..........  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

Expiration Date............  The Exchange Offer will expire at 5:00 p.m., New
                             York time, on           , 1997, unless extended.

Exchange Date..............  The date of acceptance for exchange of the Initial
                             Notes will be the first business day following the Expiration Date.

Conditions of the Exchange
  Offer....................  The obligation of the Issuer to consummate the
                             Exchange Offer is subject to certain conditions. See "The Exchange Offer -- Conditions to the Exchange Offer." The Issuer reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of such conditions.

Withdrawal Rights..........  Tenders may be withdrawn at any time prior to the
                             Expiration Date. Otherwise, all tenders are irrevocable. Any Initial Notes not accepted for any reason will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Procedures for Tendering
Initial Notes..............  See "The Exchange Offer -- How to Tender."

Federal Income Tax
  Consequences.............  The exchange of Initial Notes for Exchange Notes should be treated as a "non-event" for Federal income tax purposes. See "Income Tax
                             Considerations."

Effects on Holders of
Initial Notes..............  As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Issuer will have fulfilled a covenant contained in the terms of the Initial Notes and the Exchange and Registration Rights Agreement as amended (the "Exchange and Registration Rights Agreement") dated December 20, 1996 between the Issuer, Chase Securities Inc., BT Securities Corporation and Smith Barney Inc. (collectively, the "Initial Purchasers") and, accordingly, there will be
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             no increase in the interest rate on the Initial Notes pursuant to the terms of the Exchange and Registration Rights Agreement, the Initial Notes or the Indenture. The holders of the Initial Notes will have no further registration rights under the Exchange and Registration Rights Agreement with respect to the Initial Notes. Holders of the Initial Notes who do not tender their Notes in the Exchange Offer will continue to hold such Initial Notes and their rights under such Initial Notes will not be altered, except for any such rights under the Exchange and Registration Rights Agreement, which by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Initial Notes pursuant to, the Exchange Offer. All untendered and tendered but unaccepted Initial Notes will continue to be subject to the restrictions on transfer provided for in the Initial Notes and in the Indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

                          TERMS OF THE EXCHANGE NOTES

Issuer.....................  Safelite Glass Corp.

Securities Offered.........  $100 million aggregate principal amount of 9 7/8%
                             Series B Senior Subordinated Notes due 2006.

Maturity...................  December 15, 2006.

Interest Payment Dates.....  June 15 and December 15, commencing June 15, 1997.

Sinking Fund...............  None.

Optional Redemption........  The Exchange Notes are redeemable in whole or in part, at the option of the Company on or after December 15, 2001, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to December 15, 1999, the Company, at its option, may redeem up to $35 million of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more Equity Offerings, at a redemption price equal to 109.875% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption; provided that at least $65 million of the original principal amount of Notes remains outstanding after any such redemption.

Change of Control..........  Upon a Change of Control Triggering Event, the
                             Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that the Company would have the financial resources necessary to repurchase the Notes upon a Change of Control Triggering Event. The occurrence of certain of the events which would constitute a Change of Control Triggering Event would constitute a default under the credit agreement evidencing the Senior Credit Facilities (the "Bank Credit Agreement"). As of December 28, 1996 the aggregate indebtedness that would have become due upon the occurrence of a Change of Control Triggering Event under the

--------------------------------------------------------------------------------

                             Indenture and a default under the Bank Credit Agreement was $250 million.

Ranking....................  The Exchange Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Exchange Notes will rank pari passu with any future Senior Subordinated Indebtedness of the Company and will rank senior to all future subordinated indebtedness of the Company. As of December 28, 1996, the Company had approximately $163.7 million of Senior Indebtedness (excluding $4.9 million in outstanding letters of credit). The Indenture permits the Company to incur indebtedness in addition to the Notes and the Term Loan Facility of up to approximately $40 million (including the Revolving Credit Facility) and certain other indebtedness as described in the definition of "Permitted Indebtedness," as well as an additional amount pursuant to a fixed charge coverage ratio test that as of December 28, 1996, would not permit the incurrence of any additional indebtedness. See "Description of Notes--Limitation on Incurrence of Additional Indebtedness." The Indenture permits all of such additional indebtedness to be Senior Indebtedness or Secured Indebtedness. The Senior Indebtedness under the Senior Credit Facilities will be Secured Indebtedness. See "Description of Other Indebtedness."

Restrictive Covenants......  The Indenture contains certain covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Indenture permits the Company to incur substantial additional indebtedness under certain circumstances. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Ranking" above.


Future Guarantees..........  The Indenture provides that any subsidiary of the
                             Company which guarantees the Company's indebtedness under the Bank Credit Agreement will guarantee the Notes on an unsecured senior subordinated basis. None of the Company's current subsidiaries have guaranteed the Company's indebtedness under the Bank Credit Agreement or the Notes.


Absence of a Public
  Market for the Notes.....  The Exchange Notes are new securities and there is currently no established market for the Exchange Notes. The Exchange Notes will generally be freely transferable (subject to the restrictions discussed elsewhere herein) but will be new securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Exchange Notes have been designated for trading in the PORTAL market. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so, and any market making with respect to the Exchange Notes may be discontinued at any time without notice. The Company does not intend to apply for a listing of the Exchange Notes on any securities exchange or on any automated dealer quotation system.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Exchange Notes.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following Summary Historical and Pro Forma Financial Information of Safelite was prepared giving retroactive effect to the Transactions on December 20, 1996, which were accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5. See "The Transactions." The statement of operations data set forth below with respect to fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996 and the balance sheet data at December 30, 1995 and December 28, 1996 are derived from the financial statements included elsewhere in this Prospectus which have been audited by Deloitte & Touche LLP, independent public accountants. The pro forma consolidated financial data have been derived from the Unaudited Pro Forma Consolidated Income Statement (as defined) and the related notes thereto included elsewhere in this Prospectus. The pro forma information does not purport to represent what the Company's results would have actually been if the Transactions and the application of the proceeds therefrom had occurred at the date indicated nor does such information purport to project the results of the Company for any future period. The summary financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Income Statement" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                FISCAL YEAR(1)
                                                       ----------------------------------------------------------------
                                                                                                              PRO FORMA
                                                        1992       1993       1994       1995       1996        1996
                                                       ------     ------     ------     ------     ------     ---------
                                                                            (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Sales..............................................  $314.4     $328.3     $357.4     $372.1     $438.3      $ 438.3
  Cost of sales......................................   236.9      229.7      246.1      261.7      299.6        298.7
                                                       ------     ------     ------     ------     ------     ---------
  Gross profit.......................................    77.5       98.6      111.3      110.4      138.7        139.6
  Selling, general & administrative expenses.........    91.2      100.4       90.8       93.5      107.3        107.7
  Other operating expenses(2)........................      --         --       21.1         --        7.6           --
  Restructuring expense(3)...........................    10.0        4.6         --        6.3         --           --
                                                       ------     ------     ------     ------     ------     ---------
  Income (loss) from operations......................   (23.7)      (6.4)      (0.6)      10.6       23.8         31.9
  Interest expense...................................   (41.4)     (15.5)      (4.5)      (6.0)      (6.7)       (24.5)
  Interest income....................................     1.9        0.3        2.2        2.9        2.1          2.1
                                                       ------     ------     ------     ------     ------     ---------
  Income (loss) from continuing operations before
    income taxes, minority interest and extraordinary
    items............................................   (63.2)     (21.6)      (2.9)       7.5       19.2          9.5
  Income tax benefit (provision)(4)..................     0.1        0.3       (0.2)      (0.1)      17.6         17.6
  Minority interest(5)...............................      --        0.1       (2.7)      (1.1)     (10.2)          --
                                                       ------     ------     ------     ------     ------     ---------
  Income (loss) from continuing operations before
    extraordinary items..............................   (63.1)     (21.2)      (5.8)       6.3       26.6      $  27.1
                                                                                                              =========
  Discontinued operations(6).........................   (24.0)     (43.2)        --         --        1.7
  Extraordinary loss(7)..............................      --         --       (1.5)        --       (0.5)
                                                       ------     ------     ------     ------     ------
  Net income (loss)..................................  $(87.1)    $(64.4)    $ (7.3)    $  6.3     $ 27.8
                                                       ======     ======     ======     ======     ======
OTHER FINANCIAL DATA:
  EBITDA(8)..........................................  $  3.5     $ 10.2     $  6.6     $ 24.5     $ 31.8      $  38.9
  EBITDA margin......................................     1.1%       3.1%       1.8%       6.6%       7.3%         8.9%
  Adjusted EBITDA(9).................................    16.4       22.0       29.1       25.5       35.0         43.4
  Adjusted EBITDA to cash interest expense(10).......                                                              1.9x
  Cash flows from operating activities...............   (49.8)     (10.3)       6.5       (9.5)      (2.3)
  Cash flows from investing activities...............    25.8      153.2      (24.1)     (34.7)      21.5
  Cash flows from financing activities...............    23.7     (115.4)      28.9        4.6       (1.8)
  Depreciation and amortization......................  $ 17.2     $ 12.0     $  7.2     $  7.6     $  8.0      $   7.0
  Capital expenditures...............................     5.7        7.7       14.2       12.0       12.8         12.8
  Ratio of earnings to fixed charges(11).............      --         --         --        1.4x       2.0x         1.0x
BALANCE SHEET DATA:
  Working capital....................................  $  6.1     $ 41.0     $ 41.9     $ 58.1     $ 50.7
  Total assets(12)...................................   360.2      169.8      193.7      188.3      216.2
  Total indebtedness(12).............................   446.8       35.0       63.8       69.0      263.7
  Stockholders' equity (deficit).....................  (245.2)       7.7        0.2       (0.6)    (128.5)

---------------

 (1) The Company's fiscal year ends on the Saturday closest to December 31 of each year.

 (2) Other operating expenses in 1994 is comprised of a $2.5 one-time charge recorded by the Company to conform its method of accounting to Statement of Position (SOP) No. 93-7, "Reporting on Advertising Costs" and $18.6 million primarily related to curtailment and settlement losses for pension plans of previously disposed Lear Siegler subsidiaries. Other operating expenses in 1996 is comprised of management transaction bonuses of $6.9 million and estimated costs (primarily severance) of $0.7 million to exit the activities of Lear Siegler. See Notes 1 and 2 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (3) In 1992, restructuring charges totaling approximately $10.0 million were recorded, consisting of (i) $4.9 million for severance costs, facility relocations and consolidation of the Company's sales and administrative functions; (ii) $2.7 million in connection with the planned closing of 72 service center locations; and (iii) $2.4 million to cover the cost of closing one manufacturing plant, disposition of the Company's architectural flat glass product line and related facilities, and discontinuance of the Company's long-haul trucking function. In 1993, the Company recorded $4.6 million in restructuring charges related to the planned closing of approximately 70 service center locations. In 1995, the Company recorded $6.3 million in restructuring charges. Of this amount, $5.6 million related to the planned closing of 100 service center locations and $0.7 million related to field management reorganization. See Note 3 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (4) The adoption of SFAS No. 109, "Accounting for Income Taxes" in 1993 was not material to the Company's consolidated results of operations or its financial condition. During 1996, the valuation allowance provided against the Company's deferred tax assets was reduced by $25.9 million. See Note 12 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (5) The summary historical and pro forma financial information of Safelite was prepared giving retroactive effect to the Transactions on December 20, 1996 and accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5. Accordingly, the common stock ownership of Safelite held other than by Lear Siegler (primarily management of Safelite) has been accounted for prior to the Transactions as a minority interest.

 (6) In 1992, one operating business of Lear Siegler was sold and a resulting loss on sale of discontinued operations of $34.9 million was recognized. 1992 income from operations of this business as well as five operating businesses sold in 1993 was $10.9 million. In 1993, five operating businesses of Lear Siegler were sold and a resulting loss on sale of discontinued operations of $45.2 million was recognized. 1993 income from operations of such businesses was $2.0 million. In 1996, a gain from discontinued operations totalling approximately $1.7 million was recorded, consisting of $27.2 million in favorable resolution of various tax contingencies of previously discontinued Lear Siegler operations offset by $25.5 million of settlement costs for various liability issues related to previously disposed of Lear Siegler subsidiaries.

 (7) In 1994 and 1996, extraordinary losses of $1.5 million and $0.5 million, respectively, were recorded, net of minority interest and income tax of $0.3 million and $0.3 million, respectively, as a result of expensing unamortized loan origination fees related to the early retirement of the associated debt.


 (8) "EBITDA" is defined herein as income (loss) from operations plus the sum of depreciation, amortization and restructuring expenses. EBITDA is presented in this Prospectus as it is a basis upon which the Company assesses its financial performance and because certain covenants in the Company's borrowing arrangements are tied to similar measures. EBITDA as determined by the Company may not be comparable to EBITDA as reported by other companies. EBITDA does not represent funds available for discretionary uses and should not be considered as an alternative to operating income or net income as a measure of operating results or to cash flows as a measure of liquidity (each as determined in accordance with generally accepted accounting principles).



 (9) "Adjusted EBITDA" is defined herein as EBITDA plus the operating expenses of Lear Siegler (which has been treated as an exited activity). The estimated costs to exit Lear Siegler activities, consisting primarily of severance costs, have been accrued in 1996. In addition, the Pro Forma 1996 Adjusted EBITDA includes Safelite insurance cost savings of $2 million. Insurance cost savings are based on a program which was put in place effective upon completion of the Transactions versus Safelite's historical coverage. See "Unaudited Pro Forma Consolidated Income Statement." Adjusted EBITDA and pro forma adjusted EBITDA do not represent funds available for discretionary uses and should not be considered as an alternative to operating income or net income as a measure of operating results or to cash flows as a measure of liquidity (each as determined in accordance with generally accepted accounting principles).



(10) "Adjusted EBITDA to cash interest expense" is computed as the ratio of pro forma adjusted EBITDA to pro forma cash interest expense. Adjusted EBITDA to cash interest expense is presented in this Prospectus as it is a basis upon which the Company assesses its financial performance and because certain covenants in the Company's borrowing arrangements are tied to similar measures. See "Unaudited Pro Forma Consolidated Income Statement."



(11) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and cumulative effect of accounting changes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and capitalized interest, amortization of deferred financing costs and one-half of rental expense on operating leases, representing that portion of rental expense deemed by the Company to be attributable to interest. For fiscal 1992, 1993, and 1994 the deficiency of earnings to fixed charges was $63.2 million, $21.6 million and $2.9 million, respectively.



(12) Reflects the purchase of approximately $12.0 million in prepaid insurance and the buyout of approximately $4.4 million in Safelite self-insured liabilities which were partially financed by $13.7 million in premium financing indebtedness. The purchase and buyout were made on December 20, 1996 in connection with the insurance program discussed at Note 9 above. See Note 10 to the Company's Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the purchase of the Exchange Notes offered hereby:

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT; NEED TO REFINANCE NOTES

     As a result of the Transactions, the Company has significant debt service obligations. As of December 28, 1996, after giving effect to the sale of the Notes, the application of the estimated net proceeds therefrom, and consummation of the Transactions (including the Financings), the Company had aggregate outstanding indebtedness of approximately $263.7 million, of which $150 million represented aggregate outstanding indebtedness under the Bank Credit Agreement (which amount excludes outstanding letters of credit), and stockholders' deficit of $128.5 million. The Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness, including the Indenture.

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes and other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal and interest on its indebtedness thereby reducing the funds available to finance operations; (iii) the Company may be more highly leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; (iv) certain of the Company's borrowings will be at variable rates of interest (including borrowings under the Bank Credit Agreement) which will expose the Company to the risk of fluctuating interest rates; (v) the Company's substantial degree of leverage will limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in economic conditions; and (vi) the Company's ability to refinance the Notes in order to pay the principal of the Notes at maturity or upon a Change of Control Triggering Event may be adversely affected.

     The Company's ability to satisfy its interest payment obligations under its indebtedness will depend largely on its future performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. In addition, all amounts owing under the Bank Credit Agreement will become due prior to the time the principal payments on the Exchange Notes will become due and such amounts will need to be refinanced. Furthermore, the Company does not expect to be able to repay the principal amount of the Notes at maturity and accordingly will need to refinance the Notes, or repay the Notes with the proceeds of an equity offering, at or prior to their maturity. There can be no assurance that the Company will be able to generate sufficient cash flow to service its interest payment obligations under its indebtedness or that future borrowings or equity financing will be available for the payment or refinancing of the Company's indebtedness. To the extent that the Company is not successful in negotiating renewals of its borrowings or in arranging new financing, it may have to sell significant assets, which would have a material adverse effect on the Company's business and results of operations. Among the factors that will affect the Company's ability to effect an offering of its capital stock or refinance the Notes are financial market conditions and the value and performance of the Company at the time of such offering or refinancing. There can be no assurance that any such offering or refinancing can be successfully completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Other Indebtedness."

DEBT RESTRICTIONS; COMPLIANCE WITH CERTAIN COVENANTS; ASSET ENCUMBRANCES

     The Indenture and the Bank Credit Agreement impose restrictions that affect, among other things, the ability of the Company and its subsidiaries, as the case may be, to incur debt, pay dividends, sell assets, create liens, make capital expenditures and investments and otherwise enter into certain transactions outside the ordinary course of business. The Bank Credit Agreement also requires the Company to maintain specified financial ratios and meet certain financial tests. Although the Company is currently in compliance with the covenants and restrictions contained in the Bank Credit Agreement, the

Company's ability to continue to comply may be affected by events beyond its control. The breach of any of these covenants or restrictions could result in a default under the Bank Credit Agreement, which in turn could result in the acceleration of indebtedness under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. In the event of any such default, the lenders under the Bank Credit Agreement could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable, or the lenders could cease making additional revolving loans. If, as a result thereof, a default occurs with respect to Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the holders of the Exchange Notes.

     In connection with the Bank Credit Agreement, the Company has granted the lenders thereunder a first priority lien on substantially all of its assets. If the Company were unable to repay such amounts, the lenders could foreclose upon the assets pledged to secure such repayment, and the holders of the Exchange Notes might not be able to receive payments, if any, until the payment default was cured or waived, any such acceleration was rescinded, or the indebtedness under the Bank Credit Agreement was discharged or paid in full.

SUBORDINATION OF NOTES TO SENIOR INDEBTEDNESS

     The Company's obligations under the Notes are subordinate and junior in right of payment to all existing and future Senior Indebtedness of the Company. As of December 28, 1996, after giving effect to the Transactions, the Company had (i) approximately $163.7 million of Senior Indebtedness (which amount excludes outstanding letters of credit) and (ii) approximately $30 million available under the Revolving Credit Facility (less $4.9 million in outstanding letters of credit), to fund the future liquidity needs of the Company, if any, all of which would be Senior Indebtedness, if borrowed. Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions. By reason of such subordination, in the event of an insolvency, liquidation, or other reorganization of the Company, the lenders under the Bank Credit Agreement and other creditors who are holders of Senior Indebtedness must be paid in full before the holders of the Notes may be paid; accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to the Notes if a default exists with respect to certain Senior Indebtedness. See "Description of Notes -- Ranking of Notes."

CHANGE OF CONTROL

     The Indenture provides that, upon the occurrence of a Change of Control Triggering Event, the Company will make an offer to purchase all of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof together with accrued and unpaid interest to the date of purchase. The Bank Credit Agreement prohibits the Company from repurchasing any Notes, except with the proceeds of one or more equity offerings. The Bank Credit Agreement also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control Triggering Event occurs at a time when the Company is prohibited from purchasing the Notes, or if the Company is required to make a Net Proceeds Offer (as defined) pursuant to the terms of the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the holders of the Notes. The provisions relating to a Change of Control Triggering Event included in the Indenture may increase the difficulty of a potential acquiror obtaining control of the Company. See "Description of Exchange Notes -- Change of Control."

DEPENDENCE ON CERTAIN CUSTOMERS; POTENTIAL ADVERSE IMPACT OF GOVERNMENT
REGULATION

     During fiscal 1996 the Company's five largest customers accounted for approximately 30% of the Company's sales. No customer accounted for more than 10% of the Company's sales during fiscal 1996. The Company is highly dependent on recurring revenues generated by its insurance company customers and could be adversely affected by changes in such insurance companies' policies concerning coverage for auto glass replacement claims. Failure by insurance companies to cover auto glass replacement claims or the imposition of increased deductibles with respect to coverage of auto glass replacement claims, could significantly reduce the Company's sales generated through its insurance company customers. Certain of the Company's TCS arrangements and MP relationships with insurance company customers are not evidenced by written contracts and are therefore terminable at any time. A significant decrease in business from the Company's insurance company customers would have a material adverse effect on the Company's results of operations and financial condition. See
"Business -- Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Many states have statutes or regulations prohibiting certain referral practices of insurers. Approximately 30 states currently have statutes or regulations which would prohibit an insurance company from requiring a policyholder to use a particular vendor. In addition, new laws or regulations relating to the referral practices of insurance companies may be adopted in these or other states. The Company does not enter into arrangements with insurance companies pursuant to which such insurance companies require policyholders to use the Company for auto glass replacement or repair services. Although the Company does not believe that existing government regulation of insurance company referral practices will have a material adverse effect on the Company, no assurance can be given that future regulation of such referral practices will not have a material adverse effect on the Company.

COST AND AVAILABILITY OF RAW MATERIALS

     The major raw materials used in the manufacturing of the Company's products include glass and vinyl. Most of the raw materials used in the Company's products are available from multiple sources. However, several raw materials used in the Company's products are currently obtained from a single source. The Company does not have guaranteed supply arrangements with any of its suppliers and there can be no assurance that these suppliers will continue to meet the Company's requirements. An extended interruption in the supply of glass or vinyl could have a material adverse effect on the Company's operating results. There can be no assurance that severe shortages of raw materials will not occur in the future which could increase the cost or delay the shipment of the Company's products and have a material adverse effect on the Company's operating results. Significant increases in the prices of these raw materials could also have a material adverse effect on the Company's operating results since the Company may not be able to adjust product pricing to reflect the increases in raw material costs. See "Business -- Suppliers and Raw Materials."

RELIANCE ON CENTRALIZED MANUFACTURING

     All of the Company's manufacturing occurs at facilities in Enfield, North Carolina and Wichita, Kansas. The Company's manufacturing operations utilize certain equipment which, if damaged or otherwise rendered inoperable, would result in the disruption of the Company's manufacturing operations. Although the Company maintains business interruption insurance which the Company believes is adequate, any extended interruption of the operations at these facilities could have a material adverse effect on the Company's operating results. See "Business -- Operations -- Manufacturing."

POTENTIAL RISK OF PRODUCT LIABILITY

     The manufacture and sale of windshields entails risk of product liability claims. To date, no such material product liability claims have been made against the Company relating to its manufacture and sale of windshields. There can be no assurance, however, that such claims will not be made in the future. A successful product liability claim (or series of claims) against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The industries in which the Company competes are very competitive. In the installation and related services market, competition is based on price, customer service, technical capabilities, quality and geographic coverage. This market is highly fragmented with approximately 20,000 competitors. Although the Company is the market leader in installation and related services, it does compete against several other large competitors in this market, the largest two of which had market shares estimated to be 10% and 7% in 1996. In addition, many of the Company's competitors have incurred substantially less debt than the Company, which may allow them greater flexibility than the Company in managing their operations. There can be no assurance that the Company will be able to continue to compete effectively with these or other competitors. State Farm, one of the Company's largest customers, has informed the Company that it intends to use a competitor to function as its glass claims call center and bill processing administrator in a region by region roll-out commencing in the summer of 1997. The Company does not expect that this arrangement will have a material impact on its relationship with State Farm; however, there can be no assurance that this arrangement will not have an impact on the Company's business with State Farm. See "Business -- Competition."

     Competition in the wholesale market is based principally on price and quality. The Company is a relatively small participant in the wholesale market, which is dominated by several significantly larger companies.

     Future growth in the Company's revenues will depend upon the Company's ability to maintain and increase its market share in the installation and related services market while continuing to provide high levels of customer service to insurers and fleet owners, and its ability to access the wholesale market in order to utilize excess manufacturing capacity. No assurance can be given that the Company will be successful in obtaining these objectives.

EFFECT OF WEATHER CONDITIONS; SEASONAL EARNINGS

     The severity of weather has historically affected the Company's sales and operating income, with severe winters generating increased sales and income and mild winters generating lower sales and income. Accordingly, mild weather conditions may adversely affect the Company's results of operations.

     The Company's business is somewhat seasonal, with the fourth quarter traditionally its slowest period of activity. This reduced level of sales in the fourth quarter has resulted in a disproportionate decline in operating income and EBITDA during the fourth quarter due to the Company's significant operating leverage. The Company believes such seasonal trends will continue for the foreseeable future. See "Summary Historical and Pro Forma Financial Information."

POTENTIAL LIABILITIES OF NON-OPERATING SUBSIDIARIES

     Upon completion of the Transactions, Lear Siegler and its subsidiaries became subsidiaries of the Company. The current and former subsidiaries of Lear Siegler engaged in a wide variety of manufacturing activities including, without limitation, the manufacture and sale of firearms, small aircraft, motorcycle helmets, baby products, heaters for mobile homes and products made with asbestos. While Lear Siegler and its current subsidiaries no longer engage in manufacturing or selling activities, their former activities and the activities of former subsidiaries may expose Lear Siegler or its subsidiaries to a variety of potential environmental liabilities, asbestos and non-asbestos product liability claims and certain other contingent liabilities.

     Environmental Claims. Lear Siegler's current or former subsidiaries are currently involved in 18 environmental matters relating to the former operation of manufacturing and other facilities and the cleanup of a number of disposal sites. Of these matters, Lear Siegler is entitled to indemnification for seven which are being actively managed by the current owners of the disposed business unit. Lear Siegler has not received notification of any material additional sites in two years. However, there can be no assurance that additional, potentially material, claims will not be made against Lear Siegler in the future. The purchasers of a number of Lear Siegler's former operations assumed the environmental liabilities related to those operations. If those purchasers are unwilling or unable to address those liabilities in the future, Lear Siegler could be held responsible for the assumed liabilities.

     Asbestos Claims. Lear Siegler has exposure to asbestos claims arising out of the use or installation of automotive brakes manufactured by Lear Siegler from the late 1960s through 1987. A Lear Siegler subsidiary has been named as a defendant in approximately 860 lawsuits relating to asbestos claims since 1988, of which approximately 280 remain active. This Lear Siegler subsidiary has already expended approximately $2.9 million in handling asbestos claims, of which $2.3 million has been expended in defense costs, $0.1 million has been expended in settlements and $0.5 million has been paid to a third party administrator. In addition, workers in Lear Siegler's former automotive brake plants may assert claims in the future for medical conditions relating to exposure to asbestos.

     Non-Asbestos Product Liability Claims. Although Lear Siegler sold its last operating unit other than Safelite in 1993, Lear Siegler has ongoing exposure for product liability claims relating to the products sold by certain operating units prior to divestiture. In the majority of divestitures, the purchaser of the business unit assumed liability for all product liability claims, regardless of when the underlying products were sold. In certain divestitures, however, liability for product liability claims attributable to products delivered prior to the sale of the business unit was retained. In several cases, the buyer's subsequent financial difficulties required Lear Siegler to respond to product liability claims. L.S. Acquisition Corp., Lear Siegler's post-Transactions parent corporation, purchased an insurance policy which became effective at the Closing that provided certain coverages relating to product liability claims.

     Insurance Claims and Miscellaneous Claims. A Lear Siegler subsidiary is liable under certain insurance policies for retroactive insurance premium adjustments. In addition, such Lear Siegler subsidiary in the past has made payments for self-insured retention payments relating to a liability policy for a divested unit although the contract of sale relating to such unit requires the purchaser to make such payments. Lear Siegler does not anticipate additional liability under such policy, although one liability claim for a relevant policy year remains unresolved.

     Benefit Plans and Other Matters. Lear Siegler has potential liabilities under certain employee benefit plans and other matters, including certain tax liabilities. Following the Transactions, the Company is responsible for maintaining certain pension plans of the Company and Lear Siegler. According to actuarial studies, the pension plans are adequately funded on an on-going basis and cash contributions by the Company to the pension plans are expected to aggregate approximately $1 million annually.

     In addition to the reserves established by Lear Siegler in connection with the potential liabilities discussed above, pursuant to the terms of the Recapitalization Agreement, L.S. Acquisition Corp. obtained insurance coverage with respect to certain product liability claims against Lear Siegler (with no deductible and subject to a $15 million per year limit) for occurrences from December 20, 1996 to December 31, 2001. Additional insurance coverage was obtained with respect to other liabilities of Lear Siegler and Lear Siegler may in the future obtain additional insurance. There can be no assurance that such insurance will be sufficient to cover all such product liability claims and other intended covered liabilities. Such coverage does not include claims relating to asbestos, aircraft product liability claims or environmental matters.

     Based on a claim and loss analysis performed in connection with the Transactions, the Company believes that the insurance acquired at the time of the Transactions and the existing liquid assets of Lear Siegler, which consist primarily of cash and $7.6 million of tax refunds expected to be received in 1997 (which amount the former stockholders of Lear Siegler have placed in escrow and agreed to pay to Lear Siegler if such refund is not paid), will be adequate to cover the liabilities of Lear Siegler. There can be no assurance, however, that the existing assets of Lear Siegler and the insurance acquired at the time of the Transactions will be sufficient to pay all the potential liabilities of Lear Siegler. In addition, there can be no assurance that the Company's insurers will not challenge the coverage provided to the Company in their policies. If such liabilities exceed the assets and insurance coverage of Lear Siegler, claims may be made against the Company and if successful, the Company could incur significant liabilities and expenses which could have a material adverse effect on the financial condition of the Company.

ENVIRONMENTAL REGULATION, POSSIBLE CHANGES AND RELATED MATTERS

     The Company's manufacturing operations in Wichita, Kansas and Enfield, North Carolina involve the handling of materials and the generation of waste materials that are classified as hazardous. The Company is subject to federal, state and local laws and regulations concerning the handling and disposal of hazardous materials, and therefore in the ordinary course of its business, the Company in its manufacturing operations incurs compliance costs. The Company does not anticipate that compliance with federal, state and local provisions regarding the use and disposal of materials into the environment or otherwise relating to the protection of the environment will have any material adverse effect upon the earnings or competitive position of the Company and does not anticipate any material capital expenditures for environmental control facilities for the remainder of the Company's current fiscal year or the succeeding fiscal year. Actions by federal, state and local governments concerning environmental matters, however, could increase the costs of producing the products manufactured by the Company. In addition, the future costs of compliance with environmental laws and regulations and liabilities resulting from currently unknown circumstances or developments could be substantial or could have a material adverse effect on the Company. Regulations resulting from the 1990 amendments to the Clean Air Act (the "1990 Amendments") that will pertain to the Company's manufacturing operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures resulting from future environmental regulations; however, the Company does not anticipate that expenditures required by such regulations, if any, will have a material adverse effect on the Company.

INDUSTRY INVESTIGATION

     The Company, along with other domestic companies, has received a subpoena to produce documents to a grand jury investigating possible violations of federal antitrust laws in the automobile glass replacement industry. The investigation is directed towards possible anti-competitive or collusive pricing practices. Neither the Company nor any director, officer or employee has been charged in connection with the investigation. The investigation is in its preliminary stages.

     If the investigation were to uncover evidence of anti-competitive or collusive behavior by the Company or its employees, it could result in the Company or such employees being subject to monetary fines, penalties and other sanctions and expenses. A finding of anti-competitive or collusive behavior by the Company could lead to civil litigation against the Company by persons claiming to have paid higher prices as a result of the alleged improper activity. Private plaintiffs in antitrust suits are entitled, if successful, to recover treble damages, attorneys fees and costs.

     Management does not believe that the Company or its employees have engaged in any anti-competitive or collusive activities and does not believe that this investigation will result in a material adverse effect on the Company. However, no assurance can be given that the Company will not be found to have engaged in anti-competitive or collusive activities or be liable for such fines, penalties, damages and costs or, that if it were liable, that they will not have a material adverse effect on the Company.

OTHER LITIGATION

     The Company, along with three other industry defendants, has been sued by nine local auto glass replacement companies in the U.S. District Court for the Eastern District of Texas. Plaintiffs allege that defendants conspired with insurance companies to boycott plaintiffs and control the business in Texas of replacement and repair of auto glass and residential and commercial flat glass in violation of Sections 1 and 2 of the Sherman Act, and interfered with contracts. Seven of the nine plaintiffs have claimed damages of approximately $3.2 million, plus attorneys costs and fees. The other two plaintiffs have not yet claimed damages. Under the federal antitrust laws any damages proven for antitrust violations would be trebled. Under Texas law, punitive damages can be assessed for intentional interference with contract claims. The Company intends to defend these claims vigorously and does not believe they will have a material adverse effect on the Company's financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part on the Company's senior management, including Garen K. Staglin, John F. Barlow and Douglas A. Herron, and its ability to attract and retain other highly qualified management personnel. The Company faces competition for such personnel from other companies and other organizations. There can be no assurance that the Company will be successful in hiring or retaining key personnel. The Company entered into employment agreements with each of Messrs. Staglin, Barlow and Herron in connection with the Transactions. The Company does not maintain key man life insurance on any of its executives. See "Management -- Directors and Executive Officers."

CONCENTRATION OF OWNERSHIP

     THL owns approximately 88% of the outstanding voting stock of the Company and Messrs. DiNovi, Lawry and Sperling, affiliates of Thomas H. Lee Company, serve on Safelite's Board of Directors. THL owns all of the outstanding non-voting preferred stock of the Company. As a result of the Stockholders' Agreement, THL has the right to elect a majority of the members of the Company's Board of Directors. The Company anticipates that additional independent members of the Board of Directors may be appointed. Because THL has more than 50% of the outstanding common stock of the Company and has the right to control the Board of Directors, THL has the exclusive ability to determine the outcome of fundamental corporate transactions such as refinancing indebtedness of the Company or causing a Change of Control Triggering Event to occur. There can be no assurance that the interests of THL will not conflict with the interests of the holders of the Notes. See "Security Ownership of Certain Beneficial Owners and Management."

FRAUDULENT CONVEYANCE

     The net proceeds from the sale of the Initial Notes were used to finance a portion of the cash consideration paid to the prior shareholders of the Company and Lear Siegler in the Transactions. The obligations of the Company incurred under the Indenture and the Notes may be subject to review under relevant federal and state fraudulent conveyance statutes (the "fraudulent conveyance statutes") in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company. The requirements for establishing a fraudulent conveyance or revocatory transfer vary depending on the law of the jurisdiction which is being applied. If under relevant fraudulent conveyance statutes a court were to find that, at the time the Initial Notes were issued, (i) the Company issued the Initial Notes with the intent of hindering, delaying or defrauding current or future creditors of the Company, or (ii) (a) the Company received less than reasonably equivalent value or fair consideration for issuing the Initial Notes and (b) the Company (A) was insolvent or was rendered insolvent by reason of the issuance of the Initial Notes, (B) was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, (C) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay as such indebtedness matured (as all of the foregoing terms are defined in or interpreted under the applicable fraudulent conveyance statutes) or (D) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, the judgment is unsatisfied after the final judgment), such court could avoid or subordinate the Notes to presently existing and future indebtedness of the Company and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes.

     The measure of insolvency for purposes of the foregoing considerations will vary depending upon the federal or local law that is being applied in any such proceeding. Generally, however the Company would be considered insolvent if, at the time it incurs the indebtedness constituting the Initial Notes, either (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured or (ii) it is incurring indebtedness beyond its ability to pay as such indebtedness matures.

     The Company believes that at the time of issuance of the Initial Notes it received reasonably equivalent value or fair consideration for issuing the Initial Notes and that it (i) will be (a) neither insolvent nor rendered insolvent thereby for purposes of the foregoing standards, (b) in possession of sufficient capital to meet its obligations as such obligations mature or become due and to operate its business effectively and (c) incurring obligations within its ability to pay such obligations as they mature or become due and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. No assurance can be given, however, that a court passing on such issues would reach the same conclusions.

LACK OF PUBLIC MARKET; RESTRICTIONS ON TRANSFERABILITY

     The Company does not intend to apply for a listing of the Exchange Notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the Exchange Notes and there can be no assurance as to the liquidity of markets that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market value of the Initial Notes or the Exchange Notes depending on many factors, including prevailing interest rates and the markets for similar securities. The Exchange Notes are expected to be designated for trading in the PORTAL market. The Initial Purchasers have advised the Company that they currently intend to make a market with respect to the Notes. However, the Initial Purchasers are not obligated to do so, and any market making with respect to the Notes, may be discontinued at any time without notice.

     The Exchange Offer will not be conditioned upon any minimum or maximum aggregate principal amount of Initial Notes being tendered for exchange. No assurance can be given as to the liquidity of the trading market for the Exchange Notes, or, in the case of nonexchanging holders of Initial Notes, the trading market for the Notes following the Exchange Offer.

     The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.


RECENT HISTORY OF LOSSES ON A CONSOLIDATED BASIS



     The Company incurred losses from operations and net losses during its 1992, 1993 and 1994 fiscal years. Such losses resulted principally from the discontinued operations of Lear Siegler. Adjusted EBITDA of the Company, which is defined herein as EBITDA plus the operating expenses of Lear Siegler (which has been treated as an exited activity) was $16.4 million, $22.0 million and $29.1 million, respectively, during such years. See "Summary Historical and Pro Forma Financial Information."


CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of Initial Notes set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements concerning the Company's operations, economic performance and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The Initial Notes were originally issued and sold on December 20, 1996. Such sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. In connection with the sale of the Initial Notes, the Issuer agreed to file with the Commission a registration statement relating to an exchange offer (the "Exchange Offer Registration Statement") pursuant to which the Exchange Notes would be offered in exchange for Initial Notes tendered at the option of the holders thereof or, if applicable interpretations of the staff of the Commission did not permit the Company to effect such an exchange offer or any holder of Initial Notes is either not eligible to participate in the exchange offer or does not receive freely transferrable securities in the exchange offer. The Issuer agreed, at its cost, to file a shelf registration statement covering resales of the Initial Notes (the "Resale Registration Statement") and to have such Resale Registration Statement declared effective and kept effective for a period of three years from the effective date thereof or such shorter period that will terminate when either (i) all of the Initial Notes. In the event that (i) the Issuer fails to file the Exchange Offer Registration Statement, (ii) the Exchange Offer Registration Statement is not declared effective by the Commission, or (iii) the Exchange Offer is not consummated or the Resale Registration Statement is not declared effective by the Commission, in each case within specified time periods, the interest rate borne by the Notes shall increase, which interest will accrue and be payable in cash until completion of such filing, declaration of effectiveness or completion of such exchange. See "Exchange and Registration Rights Agreement."

     The sole purpose of the Exchange Offer is to fulfill obligations of the Issuer with respect to the foregoing agreement. Following the consummation of the Exchange Offer, the Issuer does not currently anticipate registering any untendered Initial Notes under the Securities Act and will not be obligated to do so.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the carrying value of the Initial Notes that are exchanged. Therefore, no gain or loss will be recorded in the Company's financial statements as a result of the transaction.

TERMS OF THE EXCHANGE

     The Issuer hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Initial Notes. The terms of the Exchange Notes are identical in all respects to the terms of the Initial Notes, for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof and the holders of the Exchange Notes (as well as remaining holders of any Initial Notes, other than those who were not eligible to participate in this Exchange Offer) will not be entitled to registration rights under the Exchange and Registration Rights Agreement. See "Exchange and Registration Rights Agreement." The Exchange Notes will evidence the same debt as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of the Exchange Notes."

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Issuer believes the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for sale, resold or otherwise transferred by any holder of such Exchange Notes (other than any such holder which is an "affiliate" of the Issuer within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Security Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     Interest on the Exchange Notes shall accrue from December 20, 1996 or from the last Interest Payment Date on which interest was paid on the Initial Notes so surrendered.

     Tendering holders of the Initial Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Initial Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The Exchange Offer shall expire on the Expiration Date. The term
"Expiration Date" means 5:00 p.m. New York City time, on             , 1997,
unless the Issuer, in its sole discretion, extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Exchange Offer, as so extended by the Company, shall expire. The Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to Fleet National Bank (the "Exchange Agent") and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Initial Notes previously tendered pursuant to the Exchange Offer will remain subject to the Exchange Offer.

     The Exchange Date will be the first business day following the Expiration Date. The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Initial Notes if either of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Initial Notes, whether before or after any tender of the Initial Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Initial Notes as promptly as practicable. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Initial Notes on the Exchange Date.

HOW TO TENDER

     The tender to the Company of Initial Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     A holder of an Initial Note may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all reference in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Initial Notes being tendered and any required signature guarantees, to the Exchange Agent at its address set forth on the back cover of this Prospectus on or prior to the Expiration Date, (ii) complying with the procedure for book entry transfer described below or (iii) complying with the guaranteed delivery procedures described below.

     If tendered Initial Notes are registered in the name of the signer of the Letter or Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Initial Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company ("DTC") (also referred to as a book-entry transfer facility) whose name appears on a security listing as the owner of Initial Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Initial Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Issuer and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States, or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the Exchange Notes and/or Initial Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     The method of delivery of Initial Notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, proper insurance obtained, and the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

     The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC's system (a "Participant") may utilize DTC's Automated Tender Offer Program ("ATOP") to tender Initial Notes.

     The Exchange Agent will request that DTC establish an account with respect to the Initial Notes for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any Participant may make book-entry delivery of Initial Notes by causing DTC to transfer such Initial Notes into the Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. However, the exchange for the Initial Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer of Initial Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a Participant tendering Initial Notes which are the subject of such Book-Entry Confirmation that such Participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Issuer may enforce such agreement against such Participant.

     If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Initial Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office listed on the back cover hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Notes are registered and, if possible, the certificate numbers of the Initial Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Initial Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Initial Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Initial Notes is received by the Exchange Agent, (ii) a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the book-entry transfer facility is received by the Exchange Agent, or (iii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) for an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Initial Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Initial Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of the counsel of the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Initial Notes. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Initial Notes for exchange (the "Transferor") exchanges, assigns and transfer the Initial Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Initial Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Initial Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Initial Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Notes or transfer ownership of such Initial Notes on the account books maintained by a book-entry transfer facility. The Transferor further agrees that acceptance of any tendered Initial Notes by the Issuer and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Issuer of its obligations under the Exchange and Registration Rights Agreement and that the Company shall have no further obligations or liabilities thereunder. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     By tendering Initial Notes, the Transferor certifies that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes.

WITHDRAWAL RIGHTS

     Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover of this Prospectus. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Initial Notes to be withdrawn, the certificate numbers of Initial Notes to be withdrawn, the principal amount of Initial Notes to be withdrawn, a statement that such holder is withdrawing his election to have such Initial Notes exchanged, and the name of the registered holder of such Initial Notes, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the issuer that the person withdrawing the tender has succeeded to the beneficial ownership of the Initial Notes being withdrawn. The Exchange Agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. If Initial Notes have been tendered pursuant to the procedures for book-entry transfer,any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Initial Notes or otherwise comply with book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Issuer, and such determination will be final and binding on all parties.

ACCEPTANCE OF NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the acceptance of Initial Notes validly tendered and not withdrawn and issuance of the Exchange Notes will be made on the Exchange Date. For the purpose of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered Initial Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of Initial Notes for the purpose of receiving Exchange Notes from the Company and causing the Initial Notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the Exchange Offer, delivery of Exchange Notes to be issued in exchange for accepted Initial Notes will be made by the Exchange Agent promptly after acceptance of the tendered Initial Notes. Initial Notes not accepted for exchange by the Company will be returned without expense to the tendering holders promptly following the Expiration Date or, if the Company terminates the Exchange Offer prior to the Expiration Date, promptly after the Exchange Offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue Exchange Notes in respect of any properly tendered Initial Notes not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the Exchange Offer, if there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (ii) resulting in a material delay in the ability of the Issuer to accept for exchange or exchange some or all of the Initial Notes pursuant to the Exchange Offer, or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the reasonable judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) above or, in the reasonable judgment of the Company, might result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretations of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer.

     In addition, the Company will not accept for exchange any Initial Notes tendered and no Exchange Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of Indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act").

     The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Initial Notes upon the occurrence of either of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Initial Notes). In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if either of the conditions set forth above occur. Moreover, regardless of whether either of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Initial Notes.

     The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole part, if, in its reasonable judgment, such waiver is not disadvantageous to holders of the Initial Notes. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

EXCHANGE AGENT

     Fleet National Bank has been appointed as the Exchange Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth on the back cover of this Prospectus.

     Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

SOLICITATION OF TENDERS; EXPENSES

     The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Initial Notes and in handling or forwarding tenders for their customers.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Issuer. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Initial Notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Issuer by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Initial Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Exchange and Registration Rights Agreement. Eligible holders of the Initial Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and their rights under such Initial Notes will not be altered, except for any such rights under the Exchange and Registration Rights Agreement, which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of the Initial Notes." All untendered Initial Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

     The Company may in the future seek to acquire untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Issuer has no present plan to acquire any Initial Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Initial Notes which are not tendered pursuant to the Exchange Offer.

                               THE TRANSACTIONS

     In order to effect the Transactions described below, Lite Acquisition Corp. was formed and was capitalized by THL, which made a $117 million equity investment in Safelite. Pursuant to the Recapitalization Agreement, Lite Acquisition Corp. was merged with and into Safelite, with Safelite surviving the Merger.

     Upon completion of the Merger, THL owned approximately 88% of the voting stock of Safelite and certain existing stockholders of the Company, including management, retained approximately 12% of Safelite's voting stock. The aggregate cash consideration received by the previous owners of Safelite, including LSNWY, was approximately $300 million. Immediately following the Merger, Safelite acquired substantially all of the outstanding capital stock of Lear Siegler (including LSNWY) from its current owners for a promissory note equal to the cash Merger consideration for Safelite received by LSNWY (the "Seller Note"). Lear Siegler was then merged with and into L.S. Acquisition Corp., a wholly-owned subsidiary of the Company, with L.S. Acquisition Corp. surviving the merger and changing its name to Lear Siegler Holdings Corp. As a result, Lear Siegler became a wholly-owned subsidiary of the Company upon completion of the Transactions. LSNWY distributed the Merger consideration to a subsidiary of Safelite which repaid the Seller Note.

     As part of the Transactions, the proceeds of the THL Equity Investment, together with approximately $250 million of aggregate proceeds from the debt financings described below, were used to (i) repay approximately $42 million of existing indebtedness, (ii) pay approximately $300 million of stock purchase price and Merger consideration, (iii) pay an estimated $17 million of transaction fees and expenses and (iv) pay transaction bonuses aggregating approximately $7 million to certain members of Safelite management. After the Closing, the Company had $30 million of availability under the Revolving Credit Facility (less approximately $4.9 million of outstanding letters of credit).

     A summary schematic diagram of the structure of Safelite before the Transactions and the corporate structure of Safelite following the Transactions is set forth below.

[Pre-Transactions Structure Art]              [Post-Transactions Structure Art]

     Prior to the Transactions, the capital stock of Safelite consisted of a class of Preferential Common Stock, as well as Class A and Class B Common Stock. The Preferential Common Stock was owned by LSNWY Corp., an indirect subsidiary of Lear Siegler. The Class A Common Stock was owned by LSNWY and certain other stockholders, including management of Safelite. The Class B Common Stock was owned by LSNWY and certain other stockholders.

     The Transactions occurred in three steps, each described below.

     In the first step of the Transactions, THL acquired 169,000 shares of Safelite Class A Common Stock for $13.40 per share from certain selling stockholders for aggregate consideration of approximately $2.3 million. Except for such shares and approximately 627,000 shares of Safelite Class A Common Stock and 18,000 shares of Class B Common Stock owned by other existing stockholders, primarily management of Safelite, all remaining shares of Safelite were then owned by LSNWY.

     In the second step of the Transactions, THL capitalized Lite Acquisition Corp. with $56.4 million of common equity and $58.2 million of preferred equity (which, together with the $2.3 million paid for Safelite Class A Common Stock in the first step of the Transactions, comprise the $116.9 million THL Equity Investment). Lite Acquisition Corp. then merged with and into Safelite, with Safelite surviving the Merger. Immediately following the Merger, the Company borrowed $150.0 million pursuant to the Bank Credit Agreement and consummated the Offering of the Initial Notes, from which it received approximately $97.0 million. Upon effectiveness of the Merger:

     (i) each share of Safelite Class A Common Stock outstanding prior to the Merger (A) was converted into the right to receive cash in the amount of $13.40 or (B) at the election of any holder thereof, remained outstanding and unaffected by the Merger (LSNWY agreed that it would not elect to retain any of the 310,000 shares of Safelite Class A Common Stock owned by it and therefore received approximately $4.2 million for such shares in the Merger and other stockholders and optionholders received approximately $0.6 million for their Class A Common Stock and options);

     (ii) each share of Safelite Class B Common Stock outstanding prior to the Merger was converted into the right to receive cash equal to $.01;

     (iii) each share of Safelite Preferential Common Stock outstanding prior to the Merger was converted into the right to receive cash (in the aggregate amount of approximately $293.1 million);

     (iv) each share of Lite Acquisition Corp.'s common stock outstanding prior to the Merger was converted into one share of Safelite Class A Common Stock; and

     (v) each share of Lite Acquisition Corp.'s preferred stock outstanding prior to the Merger was converted into one share of Safelite 8% Preferred Stock.

     Safelite is now owned approximately 88% by THL, and certain existing stockholders of the Company, including management, retained approximately 12% of Safelite's voting stock.

     In the final step of the Transactions, Safelite, through a new wholly-owned subsidiary, L.S. Acquisition Corp., acquired in excess of 96% of the outstanding capital stock of Lear Siegler (including all shares of Lear Siegler preference stock) for a demand promissory note with a principal amount equal to the consideration received by LSNWY in the Merger, which amount was approximately $297.3 million. Lear Siegler was merged with and into L.S. Acquisition Corp. with L.S. Acquisition Corp. surviving the merger and changing its name to Lear Siegler Holdings Corp., making Lear Siegler a wholly-owned subsidiary of the Company. On the closing date of the Transactions, all of the consideration received by LSNWY in the Merger was distributed to L.S. Acquisition Corp. which was used to repay the note delivered in connection with the purchase of Lear Siegler's capital stock.

     As a result of this three-step transaction, THL holds a direct equity investment in Safelite and other stockholders of Safelite, primarily management, retained their existing interest in Safelite. The Company believes that this resulting structure also more accurately reflects the Company's operations, which consist entirely of the operations of Safelite, as opposed to the prior Lear Siegler structure which was put in place at a time when Safelite was only one of several operating subsidiaries owned within the Lear Siegler consolidated group. See "Risk Factors -- Potential Liabilities of Non-Operating Subsidiaries" for a description of certain potential liabilities associated with Lear Siegler and its current and former subsidiaries.

     The sources and uses of funds for the Transactions were as follows:

                                SOURCES AND USES

                                                                                 AMOUNT
                                                                         ----------------------
                                                                         (DOLLARS IN MILLIONS)
SOURCES:
Term Loan Facility(1)................................................            $150.0
Senior Subordinated Notes............................................             100.0
THL Equity Investment(2).............................................             116.9
Management Retained Equity(3)........................................               7.9
                                                                                 ------
                                                                                 $374.8
                                                                                 ======
USES:
Working Capital......................................................            $  0.9
Merger Consideration(4)..............................................             300.1
Repayment of Existing Debt...........................................              41.9
Management Transaction Bonuses(5)....................................               6.9
Management Retained Equity(3)........................................               7.9
Fees and Expenses....................................................              17.1
                                                                                 ------
                                                                                 $374.8
                                                                                 ======

---------------

(1) After the Closing, the Company had $30 million of availability under the Revolving Credit Facility (less approximately $4.9 million in outstanding letters of credit) and, excluding Lear Siegler and the uses described above, approximately $5 million of cash on the balance sheet.

(2) Comprised of $58.7 million of common equity and $58.2 million of preferred equity.

(3) Represents value of Safelite Class A Common Stock retained by management.

(4) Includes $2.3 million paid directly by THL to certain current stockholders of Safelite for Safelite common stock.

(5) These bonuses were accrued in fiscal 1996 and paid in January 1997.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


     The following unaudited pro forma consolidated income statement (the "Unaudited Pro Forma Consolidated Income Statement") of the Company is based on the audited financial statements of Safelite which are included elsewhere in this Prospectus, as adjusted to illustrate the estimated effects of the Transactions. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Consolidated Statement of Operations and accompanying notes should be read in conjunction with the historical financial statements of Safelite and other financial information pertaining to the Company included elsewhere in this Prospectus including "The Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Unaudited Pro Forma Consolidated Income Statement has been prepared to give effect to the Transactions as though such Transactions had occurred as of December 31, 1995. The Transactions have been accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin 85-5. See "The Transactions."

     The Unaudited Pro Forma Consolidated Income Statement does not purport to be indicative of what the Company's results of operation would actually have been had the Transactions been completed at the beginning of the period indicated or to project the Company's results of operations for any future date.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 28, 1996
                             (DOLLARS IN THOUSANDS)


                                                         HISTORICAL   TRANSACTIONS    PRO FORMA
                                                         SAFELITE     ADJUSTMENTS     SAFELITE
                                                         --------     -----------     ---------
Sales:
  Installation and related services....................  $380,142                     $ 380,142
  Wholesale............................................    58,183                        58,183
                                                         --------                      --------
          Total sales..................................   438,325                       438,325
Cost of sales..........................................   299,623           (870)(1)    298,753
                                                         --------                      --------
Gross profit...........................................   138,702                       139,572
Selling, general and administrative....................   107,350            500(2)     107,660
                                                                            (190)(1)
Other expense..........................................     7,558         (7,558)(3)         --
                                                         --------                      --------
Operating income.......................................    23,794                        31,912
Interest expense.......................................    (6,726)       (17,770)(4)    (24,496)
Interest income........................................     2,094                         2,094
                                                         --------                      --------
Income from continuing operations before income tax
  benefit and minority interest........................    19,162                         9,510
Income tax benefit(5)..................................    17,605                        17,605
Minority Interest......................................   (10,199)        10,199(6)          --
                                                         --------         ------       --------
Income from continuing operations......................  $ 26,568                     $  27,115
                                                         ========                      ========
Other data:
EBITDA(7)..............................................                               $  38,883
Adjusted EBITDA(8).....................................                                  43,412
Adjusted EBITDA to cash interest expense(3)............                                     1.9x


  See Accompanying Notes to Unaudited Pro Forma Consolidated Income Statement

           NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                             (DOLLARS IN THOUSANDS)

1. Reflects the reduction in depreciation of property, plant and equipment and amortization of intangible assets associated with the adjustment of the Safelite minority interest carrying value at the date of the Transactions to the fair value of the minority shares acquired. Property, plant and equipment amounts are being amortized over lives ranging from three to twenty years. Intangible asset amounts are being amortized over twenty-five years. In connection with the fair value adjustments described above, inventory was written up by $1.6 million. It is anticipated that this fair value increase to inventory will be charged to cost of sales within a twelve month period following the Transactions. As this cost is non-recurring, it has been excluded from the Unaudited Pro Forma Consolidated Income Statement.

2. Represents the annual management consulting fee of $500 to be paid to Thomas
   H. Lee Company.

3. Reflects the transaction bonus paid to management of $6,858 and $700 of costs (primarily severance) related to exiting the activities of Lear Siegler.

4. Reflects interest expense and amortization of deferred financing fees as a result of the Financings.

                                                                     YEAR ENDED
                                                                  DECEMBER 28, 1996
                                                                  -----------------
        Term Loan Facility at estimated interest rates:
          Tranche A at 8.25%(a).................................       $ 6,188
          Tranche B at 8.75%(a).................................         6,562
        The Notes at 9.875%.....................................         9,875
        Revolving credit borrowings at historical levels and
          interest rates........................................           640
                                                                       -------
          Cash interest expense.................................        23,265
        Amortization of deferred financing fees.................         1,231
                                                                       -------
        Pro forma interest expense..............................        24,496
          Less: Historical interest expense.....................        (6,726)
                                                                       -------
        Pro forma adjustments...................................       $17,770
                                                                       =======

     (a) A 0.125 percent change in interest rates would change annual pro forma interest expense by $188.


5. The 1996 historical income tax benefit recorded by the Company resulted primarily from a reduction in the valuation allowance relating to net operating loss carryforwards. The reduction in the valuation allowance in 1996 gave effect to the adjustments and limitations resulting from the Transactions. Accordingly, no pro forma adjustment to the 1996 historical income tax benefit has been reflected. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Effective Income Tax Rate."



6. Reflects the elimination of the deduction for minority interest earnings as a result of the Transactions.



7. "Pro forma EBITDA" is defined herein as pro forma operating income plus the sum of depreciation, amortization and restructuring expenses. EBITDA is presented in this Prospectus as it is a basis upon which the Company assesses its financial performance and because certain covenants in the Company's borrowing arrangements are tied to similar measures. EBITDA as determined by the Company may not be comparable to EBITDA as reported by other companies. EBITDA does not represent funds available for discretionary uses and should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity (each as determined in accordance with generally accepted accounting principles).

8. "Pro forma adjusted EBITDA" is defined herein as pro forma EBITDA plus the sum of (i) operating expenses of Lear Siegler (which has been treated as an exited activity, see Note 2 to the Company's Consolidated Financial Statements) and (ii) annual insurance cost reductions of approximately $2.0 million for Safelite, which are based on a program put in place effective upon completion of the Transactions versus Safelite's historical coverage. The table below summarizes the adjustments. Pro Forma adjusted EBITDA does not represent funds available for discretionary uses and should not be considered as an alternative to operating income or net income as a measure of operating results or to cash flows as a measure of liquidity (each as determined in accordance with generally accepted accounting principles).



                                                                     YEAR ENDED
                                                                  DECEMBER 28, 1996
                                                                  -----------------
        EBITDA..................................................       $38,883
          Lear Siegler operating expenses.......................         2,529
          Insurance cost savings................................         2,000
                                                                       -------
        Adjusted EBITDA.........................................       $43,412
                                                                       =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data of Safelite was prepared giving retroactive effect to the Transactions on December 20, 1996, which were accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5. See the "Transactions." The statement of operations data set forth below with respect to fiscal years ended December 31, 1994, December 30, 1995 and December 28, 1996 and the balance sheet data at December 30, 1995 and December 28, 1996 are derived from the financial statements included elsewhere in this Prospectus which have been audited by Deloitte & Touche LLP, independent public accountants. The selected financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Income Statement" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                    FISCAL YEAR(1)
                                                 ----------------------------------------------------
                                                   1992       1993       1994       1995       1996
                                                 --------   --------   --------   --------   --------
                                                                (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Sales........................................   $314.4     $328.3     $357.4     $372.1     $438.3
  Cost of sales................................    236.9      229.7      246.1      261.7      299.6
                                                  ------     ------     ------     ------     ------
  Gross profit.................................     77.5       98.6      111.3      110.4      138.7
  Selling, general & administrative expenses...     91.2      100.4       90.8       93.5      107.3
  Other operating expenses (2).................       --         --       21.1         --        7.6
  Restructuring expense (3)....................     10.0        4.6         --        6.3         --
                                                  ------     ------     ------     ------     ------
  Income (loss) from operations................    (23.7)      (6.4)      (0.6)      10.6       23.8
  Interest expense.............................    (41.4)     (15.5)      (4.5)      (6.0)      (6.7)
  Interest income..............................      1.9        0.3        2.2        2.9        2.1
                                                  ------     ------     ------     ------     ------
  Income (loss) from continuing operations
    before income taxes, minority interest and
    extraordinary items........................    (63.2)     (21.6)      (2.9)       7.5       19.2
  Income tax benefit (provision)(4)............      0.1        0.3       (0.2)      (0.1)      17.6
  Minority interest (5)........................       --        0.1       (2.7)      (1.1)     (10.2)
                                                  ------     ------     ------     ------     ------
  Income (loss) from continuing operations
    before extraordinary items.................    (63.1)     (21.2)      (5.8)       6.3       26.6
  Discontinued operations (6)..................    (24.0)     (43.2)        --         --        1.7
  Extraordinary loss (7).......................       --         --       (1.5)        --       (0.5)
                                                  ------     ------     ------     ------     ------
  Net Income (loss)............................   $(87.1)    $(64.4)    $ (7.3)    $  6.3     $ 27.8
                                                  ======     ======     ======     ======     ======
OTHER FINANCIAL DATA:
  Depreciation and amortization................   $ 17.2     $ 12.0     $  7.2     $  7.6     $  8.0
  Capital expenditures.........................      5.7        7.7       14.2       12.0       12.8
  Ratio of earnings to fixed charges (8).......       --         --         --        1.4x       2.0x
BALANCE SHEET DATA:
  Working capital..............................   $  6.1     $ 41.0     $ 41.9     $ 58.1     $ 50.7
  Total assets (9).............................    360.2      169.8      193.7      188.3      216.2
  Total indebtedness (9).......................    446.8       35.0       63.8       69.0      263.7
  Stockholders' equity (deficit)...............   (245.2)       7.7        0.2       (0.6)    (128.5)

---------------

(1) The Company's fiscal year ends on the Saturday closest to December 31 of each year.

(2) Other operating expenses in 1994 is comprised of a $2.5 million one-time charge recorded by the Company to conform its method of accounting to SOP No. 93-7 "Reporting on Advertising Costs" and $18.6 million primarily related to curtailment and settlement losses for pension plans of previously disposed of Lear Siegler subsidiaries. Other operating expenses in 1996 is comprised of management Transaction bonuses of $6.9 million and estimated costs (primarily severance) of $0.7 million to exit the activities of Lear Siegler. See Notes 1 and 2 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) In 1992, restructuring charges totaling approximately $10.0 million were recorded, consisting of (i) $4.9 million for severance costs, facility relocations and consolidation of the Company's sales and administrative functions; (ii) $2.7 million in connection with the planned closing of 72 service center locations; and (iii) $2.4 million to cover the cost of closing one manufacturing plant, disposition of the Company's architectural flat glass product line and related facilities, and discontinuance of the Company's long-haul trucking function. In 1993, the Company recorded $4.6 million in restructuring charges related to the planned closing of approximately 70 service center locations. In 1995, the Company recorded $6.3 million in restructuring charges. Of this amount, $5.6 million related to the planned closing of 100 service center locations and $0.7 million related to field management reorganization. See Note 3 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) The adoption of SFAS No. 109, "Accounting for Income Taxes" in 1993 was not material to the Company's consolidated results of operations or its financial condition. During 1996, the valuation allowance provided against the Company's deferred tax assets was reduced by $25.9 million. See Note 12 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) The summary historical and pro forma financial information of Safelite was prepared giving retroactive effect to the Transactions on December 20, 1996 and accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5. Accordingly, the common stock ownership of Safelite held other than by Lear Siegler (primarily management of Safelite) has been accounted for prior to the Transactions as a minority interest.

(6) In 1992, one operating business of Lear Siegler was sold and a resulting loss on sale of discontinued operations of $34.9 million was recognized. 1992 income from operations of this business as well as five operating businesses sold in 1993 was $10.9 million. In 1993, five operating business of Lear Siegler were sold and a resulting loss on sale of discontinued operations of $45.2 million was recognized. 1993 income from operations on such businesses was $2.0 million. In 1996, a gain from discontinued operations totalling approximately $1.7 million was recorded, consisting of $27.2 million in favorable resolution of various tax contingencies of previously discontinued Lear Siegler operations offset by $25.5 million of settlement costs for various liability issues related to previously disposed of Lear Siegler subsidiaries.

(7) In 1994 and 1996, extraordinary losses of $1.5 million and $0.5 million, respectively, were recorded, net of minority interest and income tax of $0.3 million and $0.3 million, respectively, as a result of expensing unamortized loan origination fees related to the early retirement of the associated debt.

(8) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and cumulative effect of accounting changes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and capitalized interest, amortization of deferred financing costs and one-half of rental expense on operating leases, representing that portion of rental expense deemed by the Company to be attributable to interest. For fiscal 1992, 1993 and 1994 the deficiency of earnings to fixed charges was $63.2 million, $21.6 million and $2.9 million, respectively.

(9) Reflects the purchase of approximately $12.0 million in prepaid insurance and the buyout of approximately $4.4 million in Safelite self-insured liabilities which were partially financed by $13.7 million in premium financing indebtedness. The purchase and buyout were made on December 20, 1996 in connection with an insurance program put in place effective upon completion of the Transactions. See Note 10 to the Company's Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis has been prepared giving retroactive effect to the Transactions which were completed on December 20, 1996. The Transactions were accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5 (see Note 2 to the Company's Consolidated Financial Statements). The discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

OVERVIEW

     Safelite is the largest provider of auto glass replacement and repair services in the United States. The Company's installation and related services customers include insurance companies, commercial fleet leasing and rental car companies, car dealerships and body shops, government agencies and individual consumers. In addition, Safelite also acts as a subcontractor for other auto glass replacement and repair providers. Approximately 87%, or $380.1 million, of the Company's sales for the year ended December 28, 1996 were derived from installation and related services sales. Of these sales, approximately 88% were generated through the Company's own service centers, mobile vans, centralized telephone/dispatch centers and warehouses ("service center sales"). The remainder of installation and related services sales, or $47.5 million, for the year ended December 28, 1996 were derived from the Company's network of independent auto glass installation providers which install glass for Safelite under subcontracting arrangements ("network sales").

     Insurance companies represent the largest installation and related services customer segment comprising approximately 48% and 56% of installation and related services sales in fiscal 1995 and 1996, respectively. The implementation of Master Provider programs in the second half of 1995 and 1996 generated a significant increase in the Company's sales to insurance companies, with a related increase in lower margin network sales.

     The Company manufactures approximately 75% of the windshields it installs and utilizes its excess manufacturing capacity to produce windshields for sale into the wholesale market. Wholesale customers are primarily regional and local auto glass replacement and repair companies. Approximately 15% and 13% of Safelite's sales for fiscal 1995 and 1996, respectively, were derived from wholesale sales. Safelite's strategic focus for its wholesale operations is to maintain sales and increase overall gross margins.

     The Company's costs and expenses include cost of sales and selling, general and administrative expenses. Cost of sales includes product and distribution costs, installation labor, service center occupancy and vehicle expenses. Selling, general and administrative expenses include costs of the Company's national phone centers, sales force and other general and administrative functions.


     From 1992 to 1996, the Company's sales have increased from $314.4 million to $438.3 million, and operating income has improved from a loss of $23.7 million to operating income of $23.8 million. During the same period, adjusted EBITDA (as defined) grew from $16.4 million to $35.0 million. Pro forma adjusted EBITDA was $43.4 million in 1996. See "Summary Historical and Pro Forma Financial Information."

RESULTS OF OPERATIONS

     The following table reflects the Company's sales, related expenses and earnings expressed as a percentage of sales for the periods set forth below.

                                                                   FISCAL YEAR
                                                      --------------------------------------
                                                        1994           1995           1996
                                                      --------       --------       --------
SALES:
  Installation and related services:
     Service center................................      82.0%          80.7%          75.9%
     Network.......................................       1.5            4.1           10.8
  Wholesale........................................      16.5           15.2           13.3
                                                        -----          -----          -----
Total sales........................................     100.0%         100.0%         100.0%
Cost of sales......................................      68.9           70.3           68.4
                                                        -----          -----          -----
Gross profit.......................................      31.1           29.7           31.6
Selling, general and administrative
  expenses.........................................      25.4           25.1           24.5
Other operating expenses...........................       5.9             --            1.7
Restructuring expense..............................        --            1.7             --
Interest expense...................................      (1.2)          (1.6)          (1.5)
Interest income....................................       0.6            0.7            0.5
                                                        -----          -----          -----
Income (loss) before income taxes..................      (0.8)           2.0            4.4
Income tax benefit (provision).....................      (0.1)            --            4.0
Minority interest..................................      (0.7)          (0.3)          (2.4)
Discontinued operations............................        --             --            0.3
Extraordinary loss.................................      (0.4)            --             --
                                                        -----          -----          -----
Net income (loss)..................................      (2.0)%          1.7%           6.3%
                                                        =====          =====          =====

1996 Compared with 1995

     Sales. Sales in 1996 increased $66.2 million, or 17.8%, to $438.3 million, from $372.1 million in 1995. Installation and related services sales grew $64.5 million, or 20.4% to $380.1 million. Approximately half of this growth was attributable to increased service center sales while the remaining half was provided by increased network sales. Service center sales increases were the result of volume improvements associated with the continued implementation of Master Provider programs and favorable pricing achieved through improved customer mix. The $32.3 million increase in network sales to $47.5 million was a direct result of the growth in the Company's Master Provider programs. Under a Master Provider program, the Company administers 100% of an insurance company's auto glass claims and, as a result, receives more referrals and is more likely to use its network of independent auto glass installation providers to perform subcontract work.

     Wholesale sales rose 3.0% to $58.2 million as a result of price increases which were partially offset by a decline in unit sales of 4.4%. These results reflect the Company's strategic shift of wholesale sales efforts towards higher margin local auto glass accounts and away from larger, more price-sensitive regional customers.

     Gross Profit. Gross profit in 1996 increased 25.6% to $138.7 million, from $110.4 million in 1995. Gross profit margin increased to 31.6% in 1996, from 29.7% in 1995. This improvement in gross profit margin was primarily the result of increased service center sales volume, higher prices, and reductions in the Company's fixed cost structure as a result of the 1995 restructuring activities. These improvements in gross profit margin were partially offset by increases in the lower-margin network sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses rose 14.8% in 1996 to $107.3 million. As a percentage of net sales, selling, general and administrative expenses declined to 24.5% from 25.1%. The overall increase in selling, general and administrative expenses was related to the opening of the Company's third national phone center, increased staffing to support the rapid growth in network sales and higher incentive compensation. The decline in selling, general and administrative expenses as a percentage of sales is a result of increased total sales and the benefits of the Company's improved operating leverage.

     Income Before Income Taxes. Income before income taxes increased 156.0% to $19.2 million in 1996, from $7.5 million in 1995. Income before income taxes increased from 2.0% of total sales to 4.4% of total sales as a result of the improved gross profit margins and a decline in selling, general and administrative expenses as a percentage of total sales described above, partially offset by one-time charges for management transaction bonuses of $6.9 million and estimated costs (primarily severance) of $0.7 million to exit the activities of Lear Siegler.


     Income Taxes. In 1996, the Company recorded an income tax benefit of $17.6 million primarily as a result of reversing a valuation allowance for certain deferred tax assets in accordance with the provisions of SFAS No. 109 and in recognition of the Company's improved profitability. See also "Effective Income Tax Rate."



     Net Income. The increase in net income to $27.8 million from $6.3 million in 1995 was due primarily to the changes in income before taxes and the reversal of the deferred tax valuation allowance described above, offset by an increase in 1996 in the deduction for minority interest earnings of $9.1 million. The minority interest earnings arose during the period prior to December 20, 1996, when Safelite was an approximately 82% owned subsidiary of Lear Siegler. See "The Transactions." Also affecting net income in 1996 was a $1.7 million gain, related to Lear Siegler discontinued operations. See Note 14 to the Company's consolidated financial statements.


  1995 Compared with 1994

     Sales. Sales in 1995 increased 4.1% to $372.1 million from $357.4 million in 1994. Installation and related services sales grew $17.1 million, or 5.7%. Approximately half of this growth was from increased service center sales and half was from increased network sales. Sales increases were primarily driven by volume improvements associated with the initiation of Master Provider programs in 1995. Industry unit volumes in 1995 were lower compared to the high unit volumes in 1994 attributable to the harsh winter that year. Despite the more moderate winter in 1995, the Company experienced year-over-year sales and unit increases.

     Wholesale sales declined 3.9% to $56.5 million reflecting the market conditions discussed above.

     Gross Profit. Gross profit in 1995 declined 0.8% to $110.4 million from $111.3 million in 1994. Gross profit margin decreased as a percentage of sales to 29.7% from 31.1% in 1994. The decline in gross profit as a percentage of sales was caused by a higher mix of lower margin network sales and expenditures made by the Company in anticipation of the Master Provider program implementations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 3.0% in 1995 to $93.5 million. As a percentage of sales, selling, general and administrative expenses decreased from 25.4% to 25.1% due to increased total sales and a decline in administrative costs associated with Lear Siegler. The decline in Lear Siegler administration costs was partially offset by higher telecommunications costs and the establishment of a second national phone center related to the commencement of the MP program.

     Income Before Income Taxes. Income before income taxes increased to $7.5 million in 1995 from a loss of $2.9 million in 1994. This increase was due primarily to a reduction in other operating expenses from 1994 offset by (i) the decrease in gross profit margin and increase in selling, general and administrative expenses described above, and (ii) the recording of $5.6 million in restructuring charges associated with the planned closing of 100 service center locations and $0.7 million in related field reorganization expenses. See "-- Restructuring Charges." Other operating expenses in 1994 consisted of a $2.5 million one-time charge recorded by the Company to conform its method of accounting to SOP Number 93-7, "Reporting on Advertising Costs," and a charge of $18.6 million primarily related to curtailment and settlement losses for pension plans of previously disposed of Lear Siegler subsidiaries.

     Net Income. The increase in net income to $6.3 million in 1995 from a $7.3 million loss in 1994 was due to the changes in income before income taxes discussed above and a decrease in the 1995 deduction for minority interest earnings of $1.6 million, partially offset by an extraordinary loss of $1.5 million recorded in 1994 to expense unamortized loan origination fees related to the early retirement of debt.

RESTRUCTURING CHARGES

     During the period 1987 through 1990, the Company grew through acquisitions and service center openings. In late 1991, the new management team undertook a comprehensive review of the Company's operations. The new management team recognized that insurance companies and large fleet owners were responsible for the majority of auto glass replacement purchasing decisions in the U.S. and focused the Company on providing a total claims management solution. In addition, the Company reorganized its national network by introducing sophisticated information systems that permitted the Company to close redundant service center locations and consolidate certain administrative functions. The initiatives associated with the execution of the Company's new strategy and closing of non-strategic operations resulted in restructuring charges in fiscal 1992, 1993 and 1995.

     In 1992, the Company recorded restructuring charges totaling approximately $10.0 million consisting of (i) $4.9 million for severance costs, facility relocations and consolidation of the Company's sales and administrative functions; (ii) $2.7 million in connection with the planned closing of 72 service center locations; and (iii) $2.4 million to cover the cost of closing one manufacturing plant, disposition of the Company's architectural flat glass product line and related facilities, and discontinuance of the Company's long-haul trucking function. In 1993, the Company recorded $4.6 million in restructuring charges related to the planned closing of approximately 70 service center locations. In 1995, the Company recorded restructuring charges of $5.6 million related to the planned closing of 100 service center locations and $0.7 million related to field management reorganization. Management believes that it has completed its restructuring activities and does not anticipate any additional restructuring charges. There were no restructuring charges during 1996. See Note 3 to the Company's Consolidated Financial Statements.

EFFECTIVE INCOME TAX RATE

     The Company recorded a net income tax benefit of $17.6 million for fiscal year 1996. This tax benefit resulted primarily from a reduction in the valuation allowance relating to net operating loss carryforwards generated prior to 1994. The reduction in the valuation allowance was based upon management's review of the Company's historical and current pre-tax earnings, giving effect to adjustments and limitations resulting from the Transactions. Based upon this review, management believes that the Company will realize the benefit of a portion of its existing deductible temporary differences. Accordingly, the valuation allowance was reduced in 1996 by $25.9 million. See Note 12 to the Company's Consolidated Financial Statements. Based on management's current projections, management expects that an increase in interest expense which will occur as a result of the Transactions combined with the Company's net operating loss carryforwards may result in reduced Federal cash tax liabilities for a period of up to 11 years.

EFFECTS OF INFLATION

     Inflation has not been material to the Company's operations for the periods presented.

QUARTERLY DATA

     The following table sets forth the Company's quarterly sales for fiscal 1994, 1995 and 1996.

                                   NET SALES
                             (DOLLARS IN MILLIONS)

                                                              1994                      1995                    1996
                                                       -------------------       ------------------       -----------------
                                                        SALES          %          SALES         %          SALES         %
                                                       --------       ----       -------       ----       -------       ---
First Quarter........................................   $ 91.4         25%       $  85.6         23%      $102.9         24%
Second Quarter.......................................     96.9         27           99.0         26        122.0         28
Third Quarter........................................     92.2         26           99.5         27        115.8         26
Fourth Quarter.......................................     76.9         22           88.0         24         97.6         22
                                                        ------        ---         ------        ---       ------        ---
  Total Annual.......................................   $357.4        100%       $ 372.1        100%      $438.3        100%
                                                        ======        ===         ======        ===       ======        ===

     Historically, the Company has experienced seasonal variations in revenues, with lower revenues typically reported in the fourth quarter. See "-- Effect of Weather Conditions; Seasonal Earnings."

EFFECT OF WEATHER CONDITIONS; SEASONAL EARNINGS

     The severity of weather has historically affected the Company's sales and operating income, with severe winters generating increased sales and income and mild winters generating lower sales and income. Accordingly, mild weather conditions may adversely affect the Company's results of operations.


     The Company's business is somewhat seasonal, with the fourth quarter traditionally its slowest period of activity. This reduced level of sales in the fourth quarter has resulted in a disproportionate decline in operating income and EBITDA during the fourth quarter due to the Company's significant operating leverage. The Company believes such seasonal trends will continue for the foreseeable future. See "Summary Historical and Pro Forma Financial Information."


ENVIRONMENTAL AND PRODUCT LIABILITIES


     Current and former subsidiaries of Lear Siegler engaged in a wide variety of manufacturing activities. While Lear Siegler and its current subsidiaries no longer engage in manufacturing or selling activities, their former activities and the activities of former subsidiaries exposed Lear Siegler to a variety of potential environmental liabilities and asbestos and non-asbestos product liability claims. See "Risk Factors -- Potential Liabilities of Non-Operating Subsidiaries. Management believes that the ultimate resolution of these matters will not have a significant impact on the Company's financial position, results of operations or liquidity.


LIQUIDITY AND CAPITAL RESOURCES


     Net cash used in operating activities for 1996 was ($2.3) million, an increase in operating cash flow of $7.2 million from 1995. Excluding cash flows used to settle Lear Siegler pension plan liabilities in 1995 and Lear Siegler discontinued operations in 1996, the increase in cash flows was $17.8 million. This $17.8 million improvement in cash flow was primarily due to improvements in operating income and improved accounts receivable management, offset by the purchase of insurance liability coverage for 1997 through 1999 for approximately $12 million. Net cash used in operating activities in 1995 totaled ($9.5) million, a decrease in operating cash flow of $15.9 million from the prior year. This decrease was primarily a result of lower income from Safelite installation and related services and wholesale operations combined with $11.0 million in cash payments related to the settlement of pension liabilities of Lear Siegler discontinued operations.


     The Company's investing activities consist mainly of capital expenditures for new and existing service center and warehouse locations, capacity and efficiency upgrades to manufacturing facilities, as well as information technology equipment. Capital expenditures totaled $12.8 million, $12.0 million, and $14.2 million for fiscal years 1996, 1995, and 1994, respectively. The increased capital spending in 1994 reflects the Company's investment in centralized DCC/CTUs. Included in 1995 capital spending is $3.5 million for the purchase and renovation of the Company's manufacturing/distribution facilities in Wichita, Kansas. The level of 1996 capital spending reflects expansion of service center and warehouse coverage into new markets as well as upgrades to the Company's manufacturing facilities. Management expects future capital spending levels to be consistent with historic amounts. Of those amounts, management estimates maintenance levels of capital expenditures to be approximately $6 million.

     Historically, the Company has utilized internally generated funds and borrowings under credit facilities to meet ongoing working capital and capital expenditure requirements. In connection with the Transactions, the Company incurred new indebtedness aggregating approximately $250 million. Substantially all of the proceeds of such indebtedness was used to refinance existing debt, to pay Merger consideration and to pay bonuses, fees and expenses related to the Transactions. See "The Transactions."

     As a result of the Transactions, the Company has significantly increased cash requirements for debt service relating to the Notes and the Senior Credit Facilities. See "Description of Other Indebtedness" for a description of the amortization of the Term Loan Facility. The Company will rely on internally generated funds and, to the extent necessary, on borrowings under the Revolving Credit Facility, which provides for borrowings up to $30.0 million, to meet its liquidity needs. At December 28, 1996, the Company had long-term borrowings of $263.7 million and $30.0 million of availability under the Revolving Credit Facility (less $4.9 million in letters of credit outstanding).

     The Recapitalization Agreement restricts Lear Siegler's ability to distribute cash or other assets to Safelite or Safelite's non-Lear Siegler subsidiaries. Accordingly, cash and assets of Lear Siegler will not be available to satisfy the obligations of the Company (other than those of Lear Siegler), including the Notes.

     Management believes that based on the current level of operations and anticipated internal growth, cash flow from operations, together with other available sources of funds, including borrowings under the Revolving Credit Facility, will be adequate to make required payments of principal and interest on the Company's indebtedness and to fund anticipated capital expenditures and working capital requirements. However, actual capital requirements may change. The ability of the Company to meet its debt service obligations and reduce its total debt will be dependent on the future performance of the Company, which in turn, will be subject to general economic conditions and to financial, business, and other factors, including factors beyond the Company's control. A portion of the Company's debt bears interest at floating rates; therefore, its financial condition is and will continue to be affected by changes in prevailing interest rates.

CHANGES IN ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. The adoption of this standard had no material effect on the Company's consolidated results of operations or its financial condition.

     In 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The adoption of this standard had no material effect on the Company's 1993 consolidated results of operations or its financial condition.

     In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which was effective for fiscal year 1996. The Company elected in 1996 to continue to account for stock based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. Therefore the adoption of SFAS No. 123 had no effect on the Company's 1996 consolidated results of operations or its financial condition.

                                    BUSINESS

COMPANY OVERVIEW


     Safelite is the largest provider of auto glass replacement and repair services in the United States. The Company installed approximately 1.6 million replacement units in 1996 for insurance companies, commercial fleet leasing and rental car companies, car dealerships and body shops, government agencies and individual consumers. The Company provides these installation services through its network of 491 service centers, approximately 1,000 mobile vans, 43 centralized telephone/dispatch centers and 66 warehouses. The Company has targeted its marketing efforts principally towards auto insurance companies which management believes, through their policyholders, directly or indirectly influence approximately 70% of the selections of auto glass replacement providers. The Company has developed fully integrated claims processing solutions for auto insurance companies which reduce their glass loss expenses and total administrative costs and provide a higher level of customer service to their policyholders. Management believes that this outsourcing capability, coupled with the convenience of nationwide coverage, consistently high quality service and low costs, have provided the Company with a significant competitive advantage in the insurance segment of the market. Since 1992, the Company estimates that it has increased its leading market share in this segment from approximately 10% to 18% resulting in improved financial performance as demonstrated by compound annual growth in sales of 8.6% and operating income performance improving from a loss of $23.7 million in 1992 to $23.8 million of operating income in 1996. Adjusted EBITDA (as defined) for the same period grew from $16.4 million to $35.0 million, a compound annual growth rate of 21%. Pro forma adjusted EBITDA for the year ended December 28, 1996 was $43.4 million. See "Summary Historical and Pro Forma Financial Information."


COMPETITIVE STRENGTHS

     Industry Leadership and Nationwide Coverage. Safelite is the largest competitor in the highly fragmented auto glass replacement and repair industry. The Company operates service centers in 95 of the top 100 Metropolitan Statistical Areas ("MSAs") in the United States, with its closest competitor, the Company believes, operating in 75 MSAs. Through its nationwide network, the Company can directly serve 70% of the cars and light trucks in the United States and, through its authorized independent installation centers, achieves 100% coverage. Management believes that the Company's leadership position and breadth of geographic coverage is a significant competitive advantage in working with insurance companies, commercial fleet lessors and other large customers which increasingly demand consistent quality in both claims processing and auto glass repair and replacement services on a nationwide basis.

     Strong, Established Relationships with Major Insurance Companies. The Company has successfully established strong relationships with the nation's major auto insurance companies, and management believes it has more program relationships with these companies than any of its competitors. The top 30 auto insurers represent approximately 70% of total auto insurance premiums written in the United States. Safelite has entered into Total Customer Solution ("TCS") arrangements with 24 of those insurers including State Farm Mutual Automobile Insurance, Farmers Insurance Group, United Services Automobile Association, Prudential Insurance Company of America, Travelers Group and Safeco Corporation. Under a TCS arrangement, Safelite typically serves as one of a few recommended auto glass replacement providers for an insurance company and provides a range of additional claims management services including computerized referral management, policyholder call management, electronic auditing and billing services and management reporting. Of the Company's total 41 TCS arrangements, those with Nationwide Mutual Insurance Company, GEICO Corporation, Liberty Mutual Insurance Company, CNA Insurance Group, Metropolitan Property and Casualty Insurance Company and National General Insurance are also Master Provider ("MP") relationships. Under an MP program, Safelite administers 100% of an insurance company's auto glass claims. As sole administrator, Safelite administers the allocation of the auto glass replacement business between Safelite and other approved providers based on the insurance company's predetermined criteria. TCS and MP programs significantly lower the processing costs and loss expenses for the insurance companies, provide more consistent and rapid service for policyholders, and increase Safelite's volume with each insurance account. In addition, the Company has entered into similar arrangements with major fleet and rental car companies including GE Capital Fleet Services, PHH Vehicle Management Services Corporation, USL Capital Fleet Services, Hertz Corporation and Budget Rent-A-Car Systems, Inc. Of these arrangements, those with PHH Vehicle Management and USL Capital Fleet are also MP relationships. By entering into these arrangements with insurance, fleet and rental car companies, Safelite has substantially increased its volume with these accounts and enhanced its base of recurring revenues.

     Low Cost Provider. Management believes the Company has a significant total cost advantage compared to its competitors as a result of its manufacturing facilities, its productivity incentive programs, the efficiency of its nationwide distribution network and the critical mass of its centralized customer service, claims processing and information network. Safelite is the only industry competitor to manufacture a substantial percentage of its replacement glass. Safelite produces only high volume units to maximize efficiency, manufacturing approximately 75% of its windshield requirements at two production sites. The Company utilizes excess manufacturing capacity to produce windshields for sale in the wholesale market and purchases low volume units. The Company's management estimates that its performance incentive program has increased the productivity of its installation associates from 2.5 installations per day in 1991 to 3.9 per day in 1996 (while the industry averages an estimated 3.0 installations per day). As a result of the significant economies of scale in its manufacturing, information systems, distribution and installation infrastructure, management believes it has the capacity to add incremental contracts and units at relatively low marginal cost.

     Sophisticated Information Systems. The Company's information systems allow Safelite to effectively handle all aspects of an insured auto glass claim, from the initial phone call placed by the insured policyholder to the automatic billing of the insurance company. Through Safelite's fully integrated network ("SAFENET(TM)"), the Company can provide full service to the policyholder by electronically accessing the insurance company's database, verifying the policyholder's coverage status, scheduling the glass installation, checking relevant inventories, ordering delivery (when necessary) of auto glass to a Safelite service center, repairing or replacing the glass, electronically billing the insurance company and, if applicable, paying the service providers. The insurance company's role is limited to funding the claim payment and updating its policy files. The Company's information systems can also generate detailed financial and operating performance statistics, comprehensively track and report customer satisfaction and monitor speed of service for its customers. Management believes the Company's information systems represent an important competitive advantage for Safelite.


     Proven Management Team. Garen K. Staglin, Chairman and CEO and John F. Barlow, President and COO, joined Safelite in late 1991. Messrs. Staglin and Barlow hired and developed a team of executives who brought to the Company experience in insurance claims processing and the automotive aftermarket. In late 1991, the new management team undertook a comprehensive review of the Company's operations. This review resulted in a shift in Safelite's strategy towards its key markets. In addition, the new management team recognized that insurance companies and large fleet owners were responsible for the majority of auto glass replacement purchasing decisions in the U.S. and focused the Company on providing a total claims management solution. The initiatives associated with the execution of the Company's strategies resulted in restructuring charges in fiscal 1992, 1993 and 1995 of $10.0 million, $4.6 million and $6.3 million, respectively. From 1992, the first full year of operations under the current management team, to 1996, the Company's sales have grown at a compound annual rate of 8.6% and operating income has improved from a loss of $23.7 million in 1992 to $23.8 million of operating income in 1996. Adjusted EBITDA (as defined) grew from $16.4 million to $35.0 million, a compound annual growth rate of 21%. Pro forma adjusted EBITDA for the year ended December 28, 1996 was $43.4 million. See "Summary Historical and Pro Forma Financial Information."

STRATEGIES FOR GROWTH

     Expand and Enhance Relationships with Insurance Companies. The Company's principal growth strategy is to increase its share in the segment of the auto glass replacement and repair market influenced by the insurance companies by expanding the breadth and depth of its existing relationships. The Company currently provides its auto glass replacement and repair services for the policyholders of virtually every significant auto insurance company in the U.S. The Company focuses its marketing and sales strategy on demonstrating to insurance companies that as it processes increasing proportions of an insurance company's auto glass replacement and repair claims it can continue to reduce the loss expenses and administrative costs of such claims for the insurance company while improving policyholder satisfaction through faster, more reliable and consistent installation service. Specifically, Safelite seeks to convert existing insurance company relationships into TCS arrangements, achieve greater allocations of existing TCS arrangements and ultimately migrate TCS arrangements to MP relationships, each of which increases the Company's sales.

     The Company believes it has been successful in implementing this strategy of "program migration" for insurance company clients. During 1995, the Company established MP relationships with three leading insurance companies, and in 1996, sales to those customers have increased approximately 157% ($38.5 million) over 1995. In addition, sales to the Company's other 21 TCS clients which rank among the top 30 auto insurers increased approximately 17% ($15.7 million), while sales to all other insurance clients increased approximately 11% ($3.9 million). The Company is currently in discussions with a number of insurance companies to enter into TCS arrangements and MP relationships and announced a new MP program with GEICO Corporation, one of its principal TCS customers, in early 1997. Management also focuses on a similar program migration strategy with its large fleet and rental car company customers.

     In addition to program migration, the Company seeks to grow its sales through improved policyholder "compliance" with an insurance company's auto glass referral program. An auto insurance policyholder has the freedom to choose its own auto glass replacement provider, rather than comply with the insurer's recommendations. As a result, Safelite may actually perform a lower proportion of an insurance customer's installations than the insurance company would otherwise recommend under the TCS or MP program. Management believes that over time Safelite can improve compliance within its existing TCS and MP programs through continued demonstration of the program's benefits, resulting in increased sales and profitability.

     Expand Nationwide Coverage. The Company plans to expand the scope of its nationwide network by selectively acquiring regional auto glass replacement and repair businesses and opening new service center locations. The Company believes that it can enhance its sales and operating results through integration of well-targeted acquisitions into Safelite's nationwide network. In addition, the Company expects to open 10 to 20 additional service centers annually to complement its existing network.

     Provide Additional Outsourcing Services to Insurance and Fleet
Companies. Management believes that Safelite can leverage its existing customer relationships and claims processing infrastructure to provide outsourcing services in addition to auto glass replacement, such as pre-insurance vehicle inspection, towing referral and post-collision rental car referral. Similar to auto glass replacement, these services are characterized by significant administrative burdens, high processing costs and low dollar loss values. The Company is evaluating plans to offer these services as a natural extension of its core auto glass business.

INDUSTRY OVERVIEW

     The market consists of two segments, the manufacture and sale of auto glass to large original equipment manufacturers ("OEMs") and the manufacturing and installation of auto glass for the replacement market. The OEM market is generally characterized as a high-volume, manufacturing intensive industry. By contrast, the auto glass replacement market consists of service providers focused on providing auto glass replacement installation to a broad base of institutional and individual customers.

Replacement auto glass is generally purchased by installers from large OEM suppliers in the wholesale market.

     The auto glass replacement and repair industry in 1996 was an approximately $2.7 billion industry representing the installation of approximately 12.5 million replacement units. The replacement and repair of auto glass is driven by the incidence of breakage. The market for the installation of replacement auto glass is highly fragmented with over 20,000 providers of auto glass replacement services. Many competitors in the industry are small "mom & pop" installers who do not have either the national networks or sophisticated information systems required to effectively compete in a national market. From 1990 to 1996, the industry has been consolidating as evidenced by an increase in market share for the top three industry participants from an estimated 24% to an estimated 30% while the market share for small "mom and pop" providers declined from an estimated 70% to an estimated 60% during the same period. Management expects this consolidation to continue, as insurance companies and large fleet lessors require nationwide coverage and more consistent service while seeking to reduce costs by outsourcing their auto glass claims. See "-- Customers -- Installation Customers."

     Over the past 10 years, management estimates that total industry sales have grown at approximately 4% per year. Revenue growth has been due primarily to an increase in the aggregate number of vehicles on the road, from approximately 157 million units in 1985 to approximately 193 million units in 1995 and the increasing number of miles driven per year, from approximately 1.8 billion miles in 1985 to 2.2 billion miles in 1995. Growth in industry sales have also been driven by price increases which principally reflect the increasing size and design complexity of auto glass. In the aggregate, industry growth has been fairly consistent, with some variation resulting primarily from year-to-year fluctuations in weather conditions.

     Customers in the auto glass replacement industry include auto insurance companies, commercial fleet leasing companies, rental car companies, car dealerships, body shops, governmental agencies and individual consumers.

     Insurance companies represent the largest segment of the market as a result of their payment of replacement auto glass claims for their policyholders. The Company believes that insurance companies through their policyholders, directly or indirectly, influence approximately 70% of the selections of auto glass replacement providers. As a result of this influence, insurance companies represent the most important segment of the auto glass replacement market. Auto insurance companies have been under pressure to improve policyholder service, while simultaneously reducing their operating expenses. As a result, the outsourcing of certain functions associated with high volume and low dollar payouts is gaining increasing acceptance within the insurance industry. Auto glass repair and replacement claims represent a disproportionate administrative burden. Management estimates such claims account for less than 6% of the dollar value of all auto claims paid but over 30% of the total number of auto claims processed. By outsourcing the claims management function and spreading the costs over a larger claims base, insurance companies can eliminate an estimated $50-$100 of processing costs per claim. In addition, insurance companies can reduce their loss severity through lower per unit pricing, and improved repair ratios.

PRICING

     The price of replacement auto glass is related to the list prices developed by the National Auto Glass Specification ("NAGS"), an independent third party. Changes to the NAGS list prices generally follow the wholesale price increases announced by the OEMs. Prices charged in the auto glass replacement industry are calculated using varying percentage discounts from the NAGS price list. Actual revenue per unit ("RPU") charged in the industry has generally been increasing as a result of increases in the NAGS list price, the increasing design complexity of auto glass and the increasing level of claims processing services associated with insurance-related replacement auto glass purchases.

CUSTOMERS

     Safelite has a broad customer base across two primary segments: (i) installation and related services and (ii) wholesale customers. The Company's largest customer base is insurance companies, generating approximately 49% of total sales for the year ending December 28, 1996 and 41% of total sales in fiscal 1995. Safelite's top ten customers accounted for approximately 39% and 35% of the Company's consolidated sales in 1996 and 1995, respectively, and no customer accounted for more than 10% of the Company's consolidated sales during such years.

     INSTALLATION CUSTOMERS. The Company's installation and related services customers are described as follows:

     Insurance. Insurance companies represent Safelite's primary area of strategic focus. Safelite has aggressively pursued this customer group and is the leader in this market with an industry-leading share currently estimated to be 18%. From 1993 to 1996, the Company's sales to this market segment have grown at a compound annual rate of approximately 18%. The Company has developed fully integrated claims processing solutions for auto insurance companies which reduce their glass loss expenses and total administrative costs and provide a higher level of customer service to their policyholders. Management believes this outsourcing capability, coupled with the convenience of nationwide coverage, consistently high quality service and low costs, have provided the Company with a significant competitive advantage in the insurance-influenced segment of the market.

     The Company has developed Total Customer Solution arrangements and Master Provider relationships to service its auto insurance company customers. Under a TCS arrangement, Safelite serves as one of a few recommended auto glass replacement providers for an insurance company and typically provides a range of additional claims management services including computerized referral management, policyholder call management, electronic auditing and billing services and management reporting. Under an MP program, Safelite administers 100% of an insurance company's auto glass claims. As sole administrator, Safelite manages the allocation of the auto glass replacement business between Safelite and other approved providers based on the insurance company's predetermined criteria. The Company currently provides its auto glass replacement and repair services for the policyholders of virtually every significant auto insurance company in the U.S.

     Following is a list of the Company's top insurance company customers ranked by total auto insurance premiums written for 1995:

                                                                              AUTO PREMIUMS WRITTEN
MARKET POSITION                              NAME                             ---------------------
---------------   ----------------------------------------------------------  (DOLLARS IN BILLIONS)
        1         State Farm................................................          $23.2
        3         Farmers...................................................            6.3
        4         Nationwide................................................            4.4
        5         USAA......................................................            3.4
        7         GEICO.....................................................            2.7
        8         Liberty Mutual............................................            2.1
        9         CNA.......................................................            2.0
       14         Prudential................................................            1.5
       20         Safeco....................................................            1.2
       21         Metropolitan..............................................            1.1

Source: Best's Review, October 1996

     The Company believes that its ability to provide complete claims outsourcing and a consistent level of high quality service on a nationwide basis will continue to make it an attractive partner for the insurance industry.

     Consumer. The Company defines consumers as cash and credit card customers. Much of this business occurs on a "walk-in" basis as a result of Yellow Pages advertising and insurance referrals. Safelite believes that its 43 Dispatch Command Center/Central Telephone Units ("DCC/CTUs") enable the Company to close more of these consumer sales by using scripted Customer Service Representatives ("CSRs") and offering the most comprehensive mobile and in-store service at competitive prices. This segment does not include individuals who file a claim to be paid by insurance companies.

     Dealer. The dealer segment is comprised of new and used car dealerships and body shops. Sales are generated largely by the Company's experienced field sales force, which is the largest in the industry. Safelite has dedicated Customer Service Representatives at several DCC/CTU locations who only handle customers in the dealer segment. Dealers generally request auto glass repair and replacement services for work being done at their captive repair shops, and, to a lesser extent, for mishaps with their car inventories. Body shops generally perform their own installations.

     Rental Car. The Company has national account relationships with most large rental car companies, including significant arrangements with Budget Rent-A-Car and Hertz. Management estimates that Safelite replaces over 90% of both Budget's and Hertz's units. Customers in this segment are served in a cost effective manner, with multiple jobs completed during a single visit to the customer's rental car lot.

     Fleet. Safelite has national account relationships with the major commercial fleet lessors, including GE Capital Fleet, PHH Vehicle Management and USL Capital Fleet. Of these, the Company has established Master Provider relationships with PHH Vehicle Management and USL Capital Fleet. As fleet companies concentrate their sales with a smaller group of providers who can satisfy requirements for nationwide service and more sophisticated systems, Safelite believes it is well positioned to increase its market share in this segment. By outsourcing their auto glass replacement needs, large fleet customers are able to take advantage of many of the same benefits provided to Safelite's insurance clients, including lower costs and better service.

     Subcontract. The subcontract segment represents business which is subcontracted to Safelite by other glass companies. Safelite is an attractive subcontractor because of its broad geographic coverage and ability to deliver rapid and consistent service. In addition, Safelite's fully-automated systems and top quality reputation make the Company an attractive business partner.

     Government. The government segment includes sales to state and local government agencies such as police and highway departments.

     WHOLESALE CUSTOMERS. The Company utilizes its excess manufacturing capacity to produce windshields sold into the wholesale market. Wholesale customers include other auto glass replacement companies and distributors. Almost all of the Company's wholesale customers are in the United States. The Company's wholesale volume allows Safelite to maximize the efficiency of its manufacturing facilities. As the Company grows its higher margin insurance business, however, management expects the wholesale business to decline as a percent of total sales.

OPERATIONS

     SALES AND MARKETING. Safelite's sales organization, with 181 associates, is the largest in the industry. The Company's sales associates are highly trained and use a team selling approach when interacting with customers. Safelite has 13 national "strategic account" representatives. These individuals have built relationships with the major insurance, fleet and rental car company decision makers and average 15 years of industry experience. The strategic account representative system is designed to establish an environment of confidence that positions Safelite to become the sole administrator for an insurance company's glass claims. Safelite also utilizes 168 field sales representatives to educate local insurance agents on the benefits of using Safelite. The field sales representatives have been a critical component in increasing compliance with insurance company auto glass programs.

     PRICING. Safelite has a reputation for providing innovative pricing solutions to its customers. Safelite's low cost position enables the Company to be competitive on price. In addition, the Company's

TCS and MP programs have shifted the emphasis for auto insurance companies away from the price of an installation to the all-in cost of an auto glass claim. The Company's prices are generally calculated using a percentage discount from the NAGS price list. Windshields carry higher unit prices than curved tempered glass, and glass parts used in newer vehicle models tend to carry higher list prices than those used in older models. In addition, due to the higher levels of service required for outsourcing programs, insurance and fleet claims typically have a higher average revenue per unit ("RPU"). Overall, Safelite's average RPU has increased from $178 in 1992 to $221 in 1996, a compound annual growth rate of 5%.

     CLAIMS MANAGEMENT PROCESS. Safelite is an industry leader in using information systems and technology to improve customer service and better manage its business. The Company's fully integrated network, SAFENET(TM), connects its service centers, vans, central telephone units, warehouses and distribution centers and provides associates with "real time" data for customer information, scheduling, billing, sales and inventory management. The Company's 43 centralized DCC/CTU locations and three 24-hour National Referral Centers serve as the local market "hubs," are strategically located in the Company's major markets and receive "real time" data from SAFENET(TM). Approximately 70% of the Company's total customer calls are routed to one of the National Referral Centers or DCC/CTUs.

     The Company's three National Referral Centers in Columbus, Ohio have capacity for up to 2.5 million calls per year. These facilities provide overflow capacity for local CTU operations and handle almost 65% and 35% respectively, of the Company's auto insurance and fleet calls. Each auto insurance company that outsources auto glass claims with Safelite receives a dedicated "1-800" number which connects directly into one of the National Referral Centers.

     At each of the Company's National Referral Centers and DCC/CTUs, professional, scripted CSRs answer customer calls and input directly into a computer the information necessary to schedule an installation, complete the paperwork, order the glass and deliver it to the service location and issue billing. Unlike any of its competitors, the Safelite CSRs can access scheduling information for their entire local market of service centers and vans, as well as monitor inventory levels to determine glass availability. Using SAFENET(TM), the CSRs can schedule the customer at the most convenient service center location and electronically send the customer's information to the service center computer or arrange mobile van service. If there is no nearby Safelite location, the CSRs can schedule the customer through one of the Company's 3,000 authorized independent installation centers. On average, over 90% of Safelite's installations are done through a company owned service center or mobile van. Safelite's DCC/CTUs operate extended evening and weekend hours, enabling customers to make appointments with Safelite when many competitors are closed. The National Referral Centers operate on a 24-hour per day basis.

     Once the CSR schedules an appointment, the piece of glass is automatically ordered and dispatched. The glass is loaded from the warehouse, which is co-located with the DCC/CTU, onto a Glassmobile for mobile installation or delivery to the appropriate service center location. The inventory movement is recorded electronically by the SAFENET(TM) point-of-sale system. Based on predetermined "optimal" inventory levels for each SKU at each warehouse, the sale of a windshield automatically sends an order request to the distribution center and manufacturing request to the production floor. The Company maintains the majority of its inventory at its distribution centers and warehouses (instead of at the service centers) in order to minimize inventory levels and maximize flexibility/speed of delivery.

     In addition to providing an integrated delivery system, SAFENET(TM) also provides management and Safelite's customers with valuable information. This "real time" data allows Safelite to track and monitor important statistics including customer satisfaction, length of call, and speed of installation. Safelite uses this data to improve its customer service and provide comprehensive monthly management reports for its large insurance customers. Reports include information which the insurance companies do not otherwise have access to, including statistics on number of claims, price per claim and percent of repairs versus replacement. Safelite believes it is the only company in the industry currently providing such reports.

     DISTRIBUTION. The Company has a three tiered distribution system which enables Safelite to better serve its customers and minimize its inventory levels. Two central distribution facilities are located at the

Company's manufacturing facilities in Enfield, North Carolina and Wichita, Kansas. These central distribution facilities send inventory to the Company's 66 regional warehouses (23 free-standing warehouses and 43 co-located with the Company's CTUs). These facilities can then quickly and accurately stock the service centers and vans in their local markets on an as-needed basis.

     The Company's distribution system has been structured to optimize speed and efficiency. Trucks pick up windshields from the distribution centers and follow a fixed route schedule, making delivery stops at the Company's warehouses and wholesale customers at almost exactly the same time each week. The same trucks then pick up raw glass from the Company's suppliers and back haul it to Safelite's central distribution facilities.

     The back hauling process lowers Safelite's freight costs for its raw glass, as Safelite is able to move the goods less expensively than its suppliers' delivery rates. Safelite believes that its modern distribution centers are among the lowest cost in the industry, and management believes the Company can double the volume through its distribution centers with limited additional capital investment.

     MANUFACTURING. Safelite is the only full-scale vertically integrated auto glass replacement company in the U.S., producing 75% of its windshield needs at its two manufacturing plants in Enfield, North Carolina and Wichita, Kansas. The Enfield facility encompasses 70,000 square feet of manufacturing space and has an annual capacity of one million units. The Company recently reconfigured the Enfield facility, doubling its capacity and improving operating efficiency. The Wichita facility encompasses 66,000 square feet with an annual production capacity of over 600,000 units.

     Safelite produces only high-volume windshield models, manufacturing 550 of the total 2,800 active windshield parts available in the industry. When a new automobile model is introduced, Safelite waits until it has been on the market for a year in order to assess the sales trends and estimate future windshield demand. The Company then designs selected windshield models through a process of reverse engineering. The manufacturing process is described as follows:

     Cutting. Both the Enfield and Wichita plants have numerically controlled (computer programmable) cutting machines and automated machines which follow a cutting ring tool. Two pieces of glass are cut for each windshield; the outer piece is slightly larger than the inner piece (they are later equalized in the bending process). After cutting, the freshly cut edges are ground down to remove any burrs or sharp corners. This process gives the windshield a safe and smooth edge for handling. The glass is then washed and sprayed with a lubricant (allowing the two pieces of glass to later bend independently without sticking together).

     Painting. The border or band of most new windshields is painted with a ceramic (lead based) paint. The paint band hides the installation sealants (urethane) and gives the windshield an improved cosmetic appearance. The paint band designs are reverse engineered from actual OEM windshields and follow the same specifications.

     Bending. The flat pairs of glass are inspected prior to bending. The pairs are then fitted into the bending tools (molds) that run along a conveyor system through the furnace. This process is repeated every 30 seconds as the new bending mold is readied for another windshield. The bending furnaces are gas heated, time indexed and computer controlled.

     Lamination. A Poly Vinyl Butyl ("PVB") is used to laminate the two pieces of glass together. The vinyl layer is stored, cut and sandwiched between the pairs of glass in environmentally controlled rooms. A vacuum channel is placed around the sandwich to draw air out. While de-airing, the windshield is sealed into a pressure vessel. The process of lamination begins by rapidly heating and pressurizing the windshields. The heat and pressure are maintained for several minutes and then the vessel is rapidly cooled. The entire process takes about one hour and each autoclave has a capacity of approximately 100 windshields.

     Encapsulation. Some windshields require a specialized molding to be attached at the plant. This process, Reactive Injection Molding (RIM), is a process whereby two chemicals meet and form a border

(or gasket) around the part. The attached gasket saves time for the windshield installer since everything is attached at the plant. The Enfield plant has installed this process and is capable of producing 75,000 units a year. The Company, however, is currently outsourcing its encapsulation needs to a supplier.

     Inspection. Each windshield is inspected through a process consisting of four different functions of inspection and assembly. The finished goods scrap rate has historically been less than 1%.

     Scrap. The overall manufacturing process produces approximately 11% scrap (as a percentage of original input). The excess glass trim in cutting and other pre-laminated glass is recycled back to the supplier. Scrap glass which has paint on it is disposed of as hazardous waste. Likewise, the vinyl trim is collected and stored to be recycled back to the supplier.

     Production Scheduling. Production scheduling is a shared responsibility by the plant scheduler, the materials management department in Columbus, Ohio and the Company's MIS system. The system receives daily updated sales and inventory data from all Safelite facilities. This data is used to update the plant schedule by recommending the parts that have the greatest need for replenishment. A computerized schedule of manufacturing is created on a daily basis to optimize inventory levels, plant capacity, plant tooling availability, raw material availability and furnace scheduling.

PRODUCTS

     Safelite's primary installation product is the auto windshield. Windshields are made of laminated safety glass, which consists of two layers of glass bound together with a thin layer of vinyl. The safety benefit of laminated glass comes from the strength which the vinyl adds; the vinyl makes it very difficult to penetrate the windshield upon impact. As part of Safelite's commitment to serve all of its customers' auto glass needs, the Company also offers tempered auto glass and other products. Tempered glass is generally used for side and rear car and truck windows and is twice as strong as raw glass because of specialized processing which causes the glass to break into dull-edged pebbles, reducing glass-related injuries. Safelite also offers auto products and services including flat glass, bipass glass, installation supplies, wiper blades, window tinting, sunroofs, alarm systems and vehicle inspection services for insurance companies.

SUPPLIERS AND RAW MATERIALS

     Safelite generally purchases low volume windshields from third parties, as well as raw glass, vinyl, paint, adhesives and tempered glass. The Company sources 50% of its purchased glass from Libby-Owens-Ford. Safelite's volume with Libby-Owens-Ford has enabled Safelite and Libby-Owens-Ford to form an alliance which includes a national pricing agreement and an electronic link to Libby-Owens-Ford's inventory data. The Company also utilizes other suppliers for both domestic and foreign windshields. Safelite buys all of its raw glass from Guardian Automotive, with the exception of solar resistant glass. Vinyl is purchased from E.I. Du Pont De Nemours. The Company believes alternate sources of vinyl are also available. With few exceptions, inventory is centrally purchased at Safelite's headquarters in Columbus, Ohio. The Company believes that its primary raw materials are widely available from numerous suppliers and has not had material difficulty in sourcing windshields or raw materials in the past.

PROPERTIES

     Safelite leases 459 of its 491 installation service centers, with the terms of its leases generally being five years with one or two five year renewal options. Safelite also leases 63 of its 66 warehouses, with the terms of its leases generally being five years with one or two five year renewal options. The Company owns its manufacturing facilities in Enfield, North Carolina and Wichita, Kansas. Safelite's principal corporate office is at 1105 Schrock Road in Columbus, Ohio. Safelite leases this space pursuant to agreements expiring in 2001. The Company maintains administrative offices at 2400 Farmer's Drive in Columbus, Ohio, which it leases pursuant to a lease expiring in November of 1998. The Company plans to renew this lease. The Company also maintains a national referral center, regional DCC/CTU and regional warehouse at 760 Dearborn Park Lane in Columbus, Ohio. Safelite leases this space pursuant to agreements expiring in 2001. The Company's leases generally provide that the Company pay property tax, utilities, common area maintenance, and insurance expenses. Safelite believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

EMPLOYEES

     As of December 28, 1996, the Company employed 3,954 people. The Company has approximately 330 employees covered by three unions, with one agreement expiring in 1997 and the other two expiring in 1999. Safelite has experienced no labor related work stoppages and believes that its employee relations are good.

COMPETITION

     The industries in which the Company competes are very competitive. In the auto glass replacement industry, competition is based on price, customer service, technical capabilities, quality and geographic coverage. This industry is highly fragmented with approximately 20,000 competitors. Although the Company is the industry leader in the auto glass replacement industry, it does compete against several other large competitors in this market, the largest two of which had market shares estimated to be 10% and 7% in 1995. State Farm, one of the Company's largest customers, has informed the Company that it intends to use a competitor to function as its glass claims call center and bill processing administrator in a region by region roll-out commencing in the summer of 1997. The Company does not expect that this arrangement will have a material impact on its relationship with State Farm; however, there can be no assurance that this arrangement will not have an impact on the Company's business with State Farm.

     Competition in the wholesale market is based principally on price and quality. The Company is a relatively small participant in the wholesale market, which is dominated by several significantly larger companies.

     Future growth in the Company's revenues will depend upon the Company's ability to maintain and increase its market share in the auto glass replacement industry, while continuing to provide high levels of customer service to insurance companies and fleet owners, and its ability to access the wholesale market in order to utilize excess manufacturing capacity. See "Risk
Factors -- Competition."

ENVIRONMENTAL REGULATION

     The Company's manufacturing operations in Wichita, Kansas and Enfield, North Carolina involve handling of materials and the generation of waste materials that are classified as hazardous. The Company is subject to federal, state and local laws and regulations concerning the handling and disposal of hazardous materials, and therefore in the ordinary course of its business, the Company in its manufacturing operations incurs compliance costs. The Company does not anticipate that compliance with federal, state and local provisions regarding the use and disposal of materials into the environment or otherwise relating to the protection of the environment will have any material adverse effect upon the earnings or competitive position of the Company and does not anticipate any material capital expenditures for environmental control facilities for the remainder of the Company's current fiscal year or the succeeding fiscal year. Actions by federal, state and local governments concerning environmental matters, however, could increase the costs of producing the products manufactured by the Company. In addition, the future costs of compliance with environmental laws and regulations and liabilities resulting from currently unknown circumstances or developments could be substantial or could have a material adverse effect on the Company. Regulations resulting from the 1990 amendments to the Clean Air Act that will pertain to the Company's manufacturing operations are currently not expected to be promulgated until 1997 or later. The Company cannot predict the level of required capital expenditures resulting from future environmental regulations; however, the Company does not anticipate that expenditures required by such regulations, if any, will have a material adverse effect on the Company.

INDUSTRY INVESTIGATION

     The Company, along with other domestic companies, has received a subpoena to produce documents to a grand jury investigating possible violations of federal antitrust laws in the automobile glass replacement industry. The investigation is directed towards possible collusive pricing practices. Neither the Company nor any director, officer or employee has been charged in connection with the investigation. The investigation is in its preliminary stages.

     If the investigation were to uncover evidence of anti-competitive or collusive behavior by the Company or its employees, it could result in the Company or such employees being subject to monetary fines, penalties and other sanctions and expenses. A finding of anti-competitive or collusive behavior by the Company could lead to civil litigation against the Company by persons claiming to have paid higher prices as a result of the alleged improper activity. Private plaintiffs in antitrust suits are entitled, if successful, to recover treble damages, attorneys fees and costs.

     Management does not believe that the Company or its employees have engaged in any anti-competitive or collusive activities and does not believe that this investigation will result in a material adverse effect on the Company. However, no assurance can be given that the Company will not be found to have engaged in anti-competitive or collusive activities or be liable for such fines, penalties, damages and costs or, that if it were liable, that they will not have a material adverse effect on the Company.

LITIGATION

     Safelite is party to certain claims and litigation in the ordinary course of business and litigation concerning environmental compliance which it does not believe will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations. See "-- Environmental Regulation."


     Safelite is the subject of an industry-wide grand jury investigation of pricing practices. See "-- Industry Investigation." In addition the Company, along with three other industry defendants, has been sued by nine local auto glass replacement companies in the U.S. District Court for the Eastern District of Texas, claiming violation of federal antitrust laws and interference with contracts. The Company intends to defend these claims vigorously and does not believe they will have a material adverse effect on the Company's financial position or results of operations. See "Risk Factors -- Other Litigation."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning the directors and executive officers of the Company after giving effect to the Transactions. All directors will hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. All officers will serve at the discretion of the Board of Directors.


                NAME               AGE                          POSITION
    -----------------------------  ---   ------------------------------------------------------
    Garen K. Staglin.............  52    Chairman of the Board, Chief Executive Officer and
                                           Director
    John F. Barlow...............  53    President, Chief Operating Officer and Director
    Douglas A. Herron............  47    Senior Vice President and Chief Financial Officer
    Douglas R. Maehl.............  49    Senior Vice President, Manufacturing, Distribution and
                                           Purchasing
    Elizabeth A. Wolszon.........  42    Vice President, Marketing and Strategic Planning
    James K. West................  54    Vice President, Information Systems
    Poe A. Timmons...............  36    Vice President and Corporate Controller
    Anthony J. DiNovi............  34    Director
    Seth W. Lawry................  32    Director
    Morton Meyerson..............  58    Director
    Scott M. Sperling............  39    Director


     A brief biography of each director and executive officer follows:


     Garen K. Staglin has served as the Company's Chairman of the Board and Chief Executive Officer since July 1991. From January 1979 to June 1991, Mr. Staglin served in various management roles, most recently as President of the Automotive Services Group, of ADP, Inc., a computer services firm. He currently serves as a director for First Data Corp., QuickResponse Services, Inc. and CyberCash, Inc. and serves on the Advisory Board of the Stanford Graduate School of Business.


     John F. Barlow has served as a director and the Company's President and Chief Operating Officer since September 1991. From October 1986 to August 1991, Mr. Barlow served as the President and Chief Executive Officer of Western Auto Stores, a retailer of automobile parts.

     Douglas A. Herron has served as the Company's Senior Vice President and Chief Financial Officer since June 1992. From December 1989 to May 1992, Mr. Herron served as Manager, Finance Operation of GE Medical Systems, a leading manufacturer and supplier of diagnostic imaging equipment and financing products to hospitals and clinics throughout the world.

     Douglas R. Maehl has served as the Company's Vice President of Manufacturing, Distribution and Purchasing since October 1991. From September 1978 to September 1991, Mr. Maehl served as Vice President of Merchandising for Western Auto Stores, a retailer of automobile parts.

     Elizabeth A. Wolszon has served as the Company's Vice President of Marketing and Strategic Planning since July 1992. From January 1989 to June 1992, Ms. Wolszon served as Senior Vice President of Marketing for Western Auto Stores, a retailer of automobile parts, and Director of Strategic Planning for Sears Speciality Merchandising, a group of specialty retailing chains owned by Sears Roebuck & Co.

     James K. West has served as the Company's Vice President of Information Systems since June 1990. From November 1987 to May 1990, Mr. West served as the Director of Information Systems for Transworld Music, the largest record retailer in the United States.

     Poe A. Timmons has served as the Company's Vice President and Corporate Controller since January 1996. Prior to 1996, Ms. Timmons was an audit partner at Deloitte & Touche LLP, where she served clients in the manufacturing, retail and service industries.

     Anthony J. DiNovi has served as a director since the consummation of the Merger. Mr. DiNovi has been employed by Thomas H. Lee Company, an investment company, since 1988 and currently serves as a Managing Director. Mr. DiNovi is also Vice President and Trustee of THL Equity Trust III, the general partner of the THL Equity Advisors III Limited Partnership, which is the general partner of the Thomas H. Lee Equity Fund III, L.P. and Vice President of Thomas H. Lee Advisors I and T.H. Lee Mezzanine II, affiliates of ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund II (Retirement Accounts), L.P., respectively. Mr. DiNovi also serves as a director of First Alert, Inc. and several private corporations.

     Seth W. Lawry has served as a director since the consummation of the Merger. Since April 1994, Mr. Lawry has served as an Associate and Vice President at Thomas H. Lee Company, an investment company. Mr. Lawry is also Vice President of THL Equity Trust III, the general partner of the THL Equity Advisors III Limited Partnership, which is the general partner of the Thomas H. Lee Equity Fund III, L.P. Mr. Lawry also serves as a director of other private corporations. From September 1992 to March 1994, Mr. Lawry served as an Associate at Morgan Stanley & Co. Incorporated, an investment bank. From September 1990 to June 1992, Mr. Lawry attended Stanford Graduate School of Business.

     Morton Meyerson has served as a director of the Company since January 1992. Since June 1992, Mr. Meyerson has served as Chairman and Chief Executive Officer of Perot Systems Corporation, an information systems and consulting firm. Mr. Meyerson also serves as a director of Energy Services Company International, Inc., Crescent Real Estate Equities, Inc., Harvard Medical School Board of Fellows, Harry Ransom Center for Humanities Studies at the University of Texas and the National Park Foundation.

     Scott M. Sperling has served as a director since the consummation of the Merger. Since July 1994, Mr. Sperling has served as a Managing Director of Thomas H. Lee Company. Mr. Sperling is also Vice President and Trustee of THL Equity Trust III, the general partner of THL Equity Advisors III Limited Partnership, which is the general partner of Thomas H. Lee Equity Fund III, L.P. Mr. Sperling also serves as a director of Beacon Properties, Inc., The Learning Company, Livent, Inc., The General Chemical Group Inc., Object Design Inc. and several private corporations. Prior to joining Thomas H. Lee Company in 1994, Mr. Sperling was managing partner of Aeneas Group, Inc. an investment company and a wholly-owned subsidiary of Harvard Management Company, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

     It is expected that the Board of Directors will establish an Audit Committee and a Compensation Committee, although such committees have not yet been constituted. The Compensation Committee will make recommendations concerning the salaries and incentive compensation of employees of and consultants to Safelite, and will oversee and administer the Company's stock option plans. The Audit Committee will be responsible for reviewing the results and scope of audits and other services provided by Safelite's independent auditors.

DIRECTOR COMPENSATION

     Directors that are neither employees of the Company nor of Thomas H. Lee Company receive $1,000 for every Board meeting they attend. Such directors are also eligible to receive options under the Company's 1996 Stock Option Plan.

EMPLOYMENT AGREEMENTS

     The Company entered into employment agreements on December 20, 1996 with each of Messrs. Staglin, Barlow and Herron. Mr. Staglin serves as Chairman of the Board and Chief Executive Officer of the Company with an annual base salary of $700,000 and a performance bonus determined by the Board of Directors of the Company. Mr. Barlow serves as President and Chief Operating Officer of the Company with a base salary of $700,000 and a performance bonus determined by the Board of Directors of the Company. Mr. Herron serves as Senior Vice President and Chief Financial Officer of the Company with a base salary of $350,000 and an annual bonus to be determined by the Board of Directors of the Company in accordance with an executive compensation plan.

     Each of these agreements provides for an initial term of three years with two year automatic renewal periods, unless either party gives notice of its intent to terminate the employment agreement at least 30 days, but not more than 60 days, prior to the expiration of the original term or any renewal term. Each of the agreements provides that in the event the executive is terminated due to death or disability, (i) his base salary will continue for six months following the date of termination, (ii) a pro rata portion of his bonus (based on days worked) shall be paid (unless the Board of Directors determines to pay a greater amount) and (iii) his additional benefits under his employment agreement will continue for 12 months following the date of termination. If the executive is terminated without cause, (i) his base salary will continue for the greater of 24 months following the date of such termination or the remaining portion of the initial term of the agreement, (ii) he will receive a pro rata portion of his bonus (unless the Board of Directors determines to pay a greater amount) and
(iii) his additional benefits will continue for 12 months following the date of termination. Each of these agreements include non-disclosure provisions, as well as non-competition provisions covering the period of time he is employed by the Company plus one year, but in no event less than three years.

     Safelite and Poe Timmons entered into an Employment Contract on January 2, 1996 for a three-year term expiring on January 2, 1999. Pursuant to that agreement, Ms. Timmons is to be paid an annual base salary of at least $190,000. Additionally, Ms. Timmons is eligible to participate in an executive bonus plan adopted by Safelite during the term of the agreement and she was granted options to purchase 8,758 shares of Safelite Class A Common Stock at $3.00 per share. Should Safelite terminate Ms. Timmons without cause, however, Ms. Timmons is entitled to an immediate single sum distribution equal to the aggregate outstanding balance of her remaining base salary payments through January 2, 1999. Should Ms. Timmons terminate this agreement because of a breach by Safelite or because of a change of control in the ownership of Safelite followed by a reduction in her title, duties, responsibilities or status, Ms. Timmons will also be entitled to receive the aggregate balance of her base salary payments for the remaining term of the agreement.

STOCK OPTION PLANS

     1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan") provides for grants of options to acquire up to 175,000 shares of Common Stock. Incentive stock options may be granted to employees and officers of the Company and non-qualified stock options may be granted to consultants, directors, employees and officers of the Company.

     The 1996 Plan is administered by the Board of Directors of the Company or a committee thereof consisting of two or more directors. Subject to the provisions of the 1996 Plan, the Board of Directors will have the authority to select optionees and determine the terms of the options granted, including (i) the number of shares subject to each option, (ii) when the option becomes exercisable, (iii) the exercise price of the option (which in the case of an incentive stock option cannot be less than the fair market value of the Common Stock on the date of grant, or less than 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of the Company), (iv) the duration of the option and (v) the time, manner and form of payment upon exercise of an option.

     An option is not transferable by the optionee except by will or by the laws of descent and distribution. Options are exercisable only while the optionee remains in the employ of the Company or for a period of time thereafter. If an optionee becomes disabled or dies while in the employ of the Company, the option is exercisable prior to the last day of the third and sixth month, respectively, following the date of termination of employment. If the optionee leaves the employ of the Company for any other reason, the option terminates immediately upon termination of employment; provided that the Board of Directors may extend this period up to the original expiration date of such option. Options which are exercisable following termination of employment are exercisable only to the extent that the optionee was entitled to exercise such options on the date of such termination.

     1993 Restated Employee Stock Option Plan. The Company's 1993 Restated Employee Stock Option Plan (the "1993 Restated Stock Option Plan") provides for the grants of options to acquire up to 264,000 shares of Class A Common Stock, in such amounts, on such terms and for such officers and other key employees as the administrators of the 1993 Restated Stock Option Plan may select. Options granted under the Plan are not intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The 1993 Restated Stock Option Plan is administered by a committee (the "Committee"), consisting of one or more persons appointed by the Board of Directors of the Company, and provides that all of the options shall have a per share exercise price established by the Committee in its sole discretion at the time an option is granted. All options currently outstanding under the 1993 Restated Stock Option Plan became fully vested and exercisable upon the closing of the Transactions. In connection with the Transactions, options to purchase 4,829 shares of Class A Common Stock at an exercise price of $3.00 per share were redeemed for $10.40 per option and options to purchase 876 shares of Class A Common Stock at an exercise price of $1.00 per share were redeemed for $12.40 per option. Following the Transactions, the Company had 50,629 options to purchase shares under the 1993 Plan outstanding.

     Options granted under the 1993 Restated Stock Option Plan become fully exercisable no later than the fifth anniversary of the date of grant and no option may have a term in excess of 10 years from the date of grant. The stock option agreements pursuant to which options have been granted under the 1993 Restated Stock Option Plan provide for acceleration of the options upon the occurrence of a terminating event, which includes the Transactions.

     Options are exercisable only while the optionee remains an employee of the Company, and the Company shall have the right, at its option, upon termination of an optionee's employment to redeem the exercisable portion of the option, or any portion thereof as determined by the Company. If the Company elects not to exercise its right to redeem the exercisable portion of the option, the terminated optionee shall have the right to exercise any unredeemed portion of the then exercisable options at any time within 90 days after the notification date. Options which are exercisable following termination of employment are exercisable only to the extent that the optionee was entitled to exercise such options on the date of such termination. All options are non-transferable other than by will or the laws of descent and distribution. The Company has the right to terminate the option in the event the optionee engages in any prohibited activity, including disclosure of confidential or proprietary knowledge obtained during the course of employment, solicitation of employment after termination of any person who at the time of the solicitation is employed by the Company, publishing any statement or making any statement critical of the Company, engaging in any competitive activity during the optionee's employment or during the three years following the optionee's termination or being convicted of a crime against the Company or any of its affiliates.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to the compensation paid by Safelite for services rendered for the fiscal year ended December 28, 1996, to its Chief Executive Officer and its four most highly paid executive officers (the "Named Executive Officers").

                         SUMMARY COMPENSATION TABLE(1)

                                                ANNUAL COMPENSATION
                                        ------------------------------------
                                                                OTHER ANNUAL       ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR    SALARY      BONUS      COMPENSATION     COMPENSATION
-------------------------------  ----   --------   ----------   ------------     -------------
Garen K. Staglin...............  1996   $666,827   $2,230,000     $ 75,628(2)       $ 5,246(3)
  Chairman of the Board and
     Chief Executive Officer
John F. Barlow.................  1996   $573,798   $2,040,000           --          $ 5,024(4)
  President and Chief Operating
     Officer
Douglas A. Herron..............  1996   $327,885   $  691,713           --          $ 4,772(5)
  Senior Vice President and
     Chief Financial Officer
Elizabeth A. Wolszon...........  1996   $270,192   $  430,703           --          $ 2,113(6)
  Vice President Marketing and
     Strategic Planning
Douglas R. Maehl...............  1996   $256,154   $  419,702           --          $ 8,587(7)
  Senior Vice President
     Manufacturing,
     Distribution and
     Purchasing

---------------

(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits have been omitted because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonuses for the Named Executive Officers for such year. Amounts presented reflect compensation earned in the period presented, although payment may have been made in other periods.


(2) Includes $60,591 for compensation related to reimbursement of certain expenses, primarily the salaries of Mr. Staglin's personal assistants.


(3) Represents $1,980 in Company contributions to the 401(k) plan and $3,266 in medical plan benefits.

(4) Represents $1,980 in Company contributions to the 401(k) plan and $3,044 in medical plan benefits.

(5) Represents $2,336 in Company contributions to the 401(k) plan and $2,436 in medical plan benefits.

(6) Represents $2,024 in Company contributions to the 401(k) plan and $89 in medical plan benefits.

(7) Represents $2,501 in Company contributions to the 401(k) plan and $6,086 in medical plan benefits.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Common Stock and 8% Preferred Stock as of December 28, 1996 (i) by each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the outstanding common stock, (ii) each Director, (iii) the Company's Chief Executive Officer and the Company's other named executive officers (as determined in accordance with the rules of the Securities and Exchange Commission), and (iv) all of the Company's executive officers and Directors as a group. Except as indicated in the footnotes to this table, the Company believes that the persons named in this table have sole voting and investment power with respect to all the shares of common stock indicated.



                                      NUMBER OF SHARES                        NUMBER OF SHARES OF
      NAME OF BENEFICIAL OWNER       OF COMMON STOCK(1)  PERCENTAGE OF CLASS  8% PREFERRED STOCK   PERCENTAGE OF CLASS(1)
------------------------------------ ------------------  -------------------  -------------------  ----------------------
Garen K. Staglin(2).................        207,880              4.2%              --                    --
John F. Barlow(2)(3)................        166,304              3.3%              --                    --
Douglas A. Herron(2)................         41,576           *                    --                    --
Elizabeth A. Wolszon(2).............         21,902           *                    --                    --
Douglas R. Maehl(2).................         21,902           *                    --                    --
James K. West(2)....................         21,902           *                    --                    --
Poe A. Timmons(2)(4)................          8,758           *                    --                    --
Anthony J. DiNovi(5)................      4,341,240             87.4%               577,516                  99.1%
Seth W. Lawry(5)....................      4,341,240             87.4%               577,516                  99.1%
Morton Meyerson(2)(6)...............         59,351              1.2%                 4,982              *
Scott M. Sperling(5)................      4,341,240             87.4%               577,516                  99.1%
All Directors and Executive Officers
  as a Group (11 persons)...........      4,890,815             98.4%               582,498                 100.0%
5% Stockholders:
Thomas H. Lee Equity Fund, III,
  L.P.(7)...........................      3,724,438             75.0%               495,463                  85.1%
THL-CCI Limited Partnership(8)......        386,345              7.8%                51,395                   8.8%


---------------

*  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of December 28, 1996 are deemed outstanding.

(2) The address of this stockholder is c/o Safelite Glass Corp., 1105 Schrock Road, Columbus, Ohio 43229.

(3) Includes 33,260 shares owned of record by trusts established for the benefit of Mr. Barlow's children.

(4) Comprised of options to purchase shares of Safelite Class A Common Stock.


(5) The address of this stockholder is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109. All such securities are owned by the THL Equity Fund, THL-CCI Limited Partnership and Thomas H. Lee Foreign Fund III, L.P. and may be deemed to be beneficially owned by Messrs. DiNovi, Lawry and Sperling, officers of the Thomas H. Lee Company, pursuant to the definition of beneficial ownership provided in footnote(1). Each of such persons disclaims beneficial ownership of such shares.



(6) In connection with the Transactions, Mr. Meyerson acquired beneficial ownership of 37,449 shares of the Company's Class A Common Stock and 4,982 shares of 8% Preferred Stock. These shares are included in the number of shares owned by THL for purposes of this Prospectus.



(7) THL Equity Advisors III Limited Partnership ("Advisors"), the general partner of the THL Equity Fund and Thomas H. Lee Foreign Fund III, L.P., THL Equity Trust III ("Equity Trust"), the general partner of Advisors, Thomas
    H. Lee, Messrs. DiNovi and Sperling and other managing directors of Thomas
    H. Lee Company, as Trustees of Equity Trust, and Thomas H. Lee as sole shareholder of Equity Trust, may be deemed to be beneficial owners of the shares held by the THL Equity Fund and Thomas H. Lee Foreign Fund III, L.P. (which owns 230,457 shares of Class A Common Stock and 30,658 shares of 8% Preferred Stock). Each of such persons maintains a principal business address at Suite 2600, 75 State Street, Boston, MA 02109. Each of such persons disclaims beneficial ownership of such shares.



(8) THL Investment Management Corp., the general partner of THL-CCI Limited Partnership, and Thomas H. Lee, as director and sole shareholder of THL Investment Management Corp., may also be deemed to be beneficial owners of the shares held by THL-CCI Limited Partnership. Each of such persons maintains a principal business address at Suite 2600, 75 State Street, Boston, MA 02109. Each of such persons disclaims beneficial ownership of such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     THL owns approximately 88% of the Class A Common Stock and 100% of the 8% Preferred Stock of the Company. See "The Transactions."

     At Closing, the Company entered into a Management Agreement with Thomas H. Lee Company pursuant to which the Company agreed to pay Thomas H. Lee Company a closing fee of $5.0 million in connection with the Transactions and an annual fee of $500,000 for each of five successive years, for management services to the Company. Such management services consist of on-going operational, financial, accounting and strategic planning analysis and advice. Following the initial five year term of such agreement, such agreement automatically continues for successive one year terms unless any party thereto, at least ninety days prior to the end of any term, provides all other parties thereto with notice of the intent to terminate the agreement.


     The Company also entered into employment agreements with each of Messrs. Staglin, Barlow and Herron in connection with the Transactions and is party to an existing employment agreement with Ms. Timmons. See "Employment Agreements." Each of the Company's executive officers is also entitled to participate in stock option plans maintained by the Company. See "Management -- Stock Option Plans." Members of management of the Company received a transaction bonus in connection with the Closing of approximately $7 million. Of such amount, Mr. Staglin received $2,175,000, Mr. Barlow received $2,040,000, Mr. Herron received $435,000, Mr. Maehl received $229,000, Ms. Wolszon received $229,000, Mr. West received $229,000 and Ms. Timmons received $160,000.


     The Company entered into a stockholders agreement (the "Stockholders' Agreement") with THL, the Named Executive Officers and certain other management stockholders of the Company in connection with the Transactions. Pursuant to the Stockholders' Agreement, the stockholders party thereto are required to vote their shares of Class A Common Stock to elect a Board of Directors of the Company consisting of certain directors designated by THL and certain management directors. THL has the right to elect a majority of the Board of Directors. The Stockholders' Agreement also grants THL the right to require the Company to effect the registration of shares of Class A Common Stock they hold for sale to the public, subject to certain conditions and limitations. In addition, under the terms of the Stockholders' Agreement, if the Company proposes to register any of its securities under the Securities Act of 1933, as amended, whether for its own account or otherwise, the stockholders party thereto are entitled to notice of such registration and are entitled to include their shares therein, subject to certain conditions and limitations. All fees, costs and expenses of any registration effected on behalf of such stockholders under the Stockholders' Agreement (other than underwriting discounts and commissions) will be paid by the Company.


     The Company made loans to certain executive officers of the Company in 1994 in connection with their purchase of shares of Safelite Class A Common Stock. These loans are evidenced by promissory notes which bear interest at the average rate of interest the Company must pay to borrow money, which was approximately 7.3% per annum for the five month period ended December 28, 1996. The principal amounts of such loans are: Mr. Staglin, $138,594; Mr. Barlow, $110,689; Mr. Herron, $27,000; Ms. Wolszon, $14,600; Mr. Maehl, $14,600; and Mr. West, $14,000.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Safelite consists of 10,000,000 shares of Safelite Class A Common Stock, 50,000 shares of Safelite Class B Common Stock, and 1,000,000 shares of 8% Preferred Stock, $.01 par value per share (the "8% Preferred Stock").

     The following summary of certain provisions of the Safelite common stock and 8% Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Safelite's Certificate of Incorporation as amended (the "Certificate of Incorporation") and by the provisions of applicable law.

COMMON STOCK

     Class A Common Stock. Holders of Safelite Class A Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Safelite Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding 8% Preferred Stock. Upon the liquidation, dissolution or winding up of Safelite, holders of Safelite Class A Common Stock share ratably in the assets of Safelite available for distribution to its stockholders, subject to the preferential rights of any then outstanding 8% Preferred Stock. The shares of Safelite Class A Common Stock outstanding upon the effective date of this Offering Memorandum are fully paid and nonassessable. The rights, preferences and privileges of holders of Safelite Class A Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any 8% Preferred Stock that Safelite may designate in the future.

     Class B Common Stock. Holders of Safelite Class B Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of Safelite Class B Common Stock are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any then outstanding Class A Common Stock and 8% Preferred Stock. Upon the liquidation, dissolution or winding up of Safelite, holders of Safelite Class B Common Stock share ratably in the assets of Safelite available for distribution to its stockholders, subject to the preferential rights of any then outstanding Class A Common Stock and 8% Preferred Stock. At December 28, 1996, there were no shares of Safelite Class B Common Stock outstanding. The rights, preferences and privileges of holders of Safelite Class B Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any 8% Preferred Stock that Safelite may designate in the future.

PREFERRED STOCK

     The 8% Preferred Stock is an accumulating perpetual preferred stock issued pursuant to the Transactions. The 8% Preferred Stock is part of the THL Equity Investment.

     Mandatory Redemption. The 8% Preferred Stock is not mandatorily redeemable.

     Optional Redemption. At any time on or after December 15, 2001, or upon the occurrence of a Redemption Event (as defined), the Company may redeem the 8% Preferred Stock at its option, in whole or in part, at $100 per share, together with accumulated unpaid dividends thereon to the date fixed for redemption. For purposes hereof, a "Redemption Event" shall mean (i) an underwritten initial public offering of the common stock of the Company or (ii) a Change of Control. The terms of the Bank Credit Agreement and the Indenture restrict the Company's ability to redeem shares of the 8% Preferred Stock. Redemptions made upon an initial public offering constituting a Redemption Event shall be limited to the net proceeds of such initial public offering received by the Company. See "Description of Other Indebtedness" and "Description of Notes."

     Dividends. Dividends on the 8% Preferred Stock accumulate at an annual rate of 8% of the stated value thereof and are payable if, when and as declared by the Board of Directors. Accumulated dividends that are unpaid compound on a semi-annual basis at the annual rate of 8%. As a result of restrictions contained in the Indenture, dividends are not payable in respect of the 8% Preferred Stock unless (i) the Company elects to redeem the 8% Preferred Stock upon the occurrence of a Redemption Event or (ii) the Company exercises its optional right to redeem the 8% Preferred Stock on or after December 15, 2001; provided that the payment of such dividends will only be permitted if such payment is in compliance with covenants contained in the Indenture. In the event the Company elects not to redeem shares of 8% Preferred Stock upon the occurrence of a Redemption Event, then immediately following such Redemption Event the 8% annual dividend rate increases to 14% per annum and increase to 15% and 16% per annum on the first and second anniversaries of such Redemption Event.

     Ranking. The 8% Preferred Stock, with respect to dividend and redemption rights and rights upon liquidation, dissolution and winding up, ranks prior to all other series of preferred stock of the Company and all classes of common stock of the Company. No preferred stock or other class of equity securities of the Company ranking senior to or pari passu with the 8% Preferred Stock, with respect to dividends or redemption payments or upon dissolution, liquidation or winding up, may be created without the consent of the holders of the 8% Preferred Stock.

     Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the shares of 8% Preferred Stock then outstanding shall be entitled to receive out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $100 per share outstanding, plus an amount in cash equal to all accrued but unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of any other equity securities of the Company which rank junior to the 8% Preferred Stock with respect to liquidation preference rights.

     Voting Rights. The holders of shares of 8% Preferred Stock shall not be entitled to any voting rights except as otherwise provided by law.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Certificate of Incorporation of Safelite provides that no director shall be personally liable to Safelite or its stockholders for monetary damages for beach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to Safelite or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct; (iii) acts or omissions in respect of certain unlawful dividends and payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of Safelite and its stockholders through stockholders' derivative suits on behalf of Safelite to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect the ability of Safelite or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal Securities Laws. Safelite's By-laws provide that Safelite, shall, to the full extent permitted by the Delaware General Corporation Law as currently in effect, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents arising in connection with their acting in such capacities.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The description set forth below does not purport to be complete and is qualified in its entirety by reference to certain agreements setting forth the principal terms and conditions of the Bank Credit Agreement.

     The Chase Manhattan Bank ("Chase") has provided the Company with senior secured credit facilities (the "Bank Credit Agreement") in an aggregate principal amount of $180.0 million under which $150.0 million was borrowed under the Term Loan Facility (as defined below) and the Company had $30.0 million of commitments available under the Revolving Credit Facility.

     Structure. The Bank Credit Agreement consists of (a) a term loan facility in an aggregate principal amount of $150.0 million (the "Term Loan Facility"), consisting of two tranches in principal amounts of $75.0 million (the "Tranche A Term Loan" and "Tranche B Term Loan", respectively), and (b) a revolving credit facility providing for revolving loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal amount (including the aggregate stated amount of letters of credit and the aggregate reimbursement and other obligations in respect thereof) at any time not to exceed $30.0 million (the "Revolving Credit Facility").

     Availability. The availability of the Bank Credit Agreement is subject to various conditions precedent typical for bank loans, and Chase's commitments to provide the Bank Credit Agreement are also subject to, among other things, the absence of any material adverse change with respect to the Company in particular or the financial, banking or capital markets in general. The full amount of the Term Loan Facility was drawn in a single drawing at the closing of the Recapitalization and amounts repaid or prepaid under the Term Loan Facility may not be reborrowed.

     Repayment. The Tranche A Term Loan and the Revolving Credit Facility will mature on the sixth anniversary of the Closing. The Tranche B Term Loan will mature on the eighth anniversary of the Closing. The Tranche A Term Loan and the Tranche B Term Loan will be subject to the following amortization schedule:

                                                                     REPAYMENT AMOUNTS
                                                         ------------------------------------------
                         DATE                            TRANCHE A TERM LOAN    TRANCHE B TERM LOAN
-------------------------------------------------------  -------------------    -------------------
Last business day in September, December 1998..........      $ 2,500,000            $   187,500
Last business day in March, June, September and
  December 1999........................................        2,500,000                187,500
Last business day in March, June, September and
  December 2000........................................        3,750,000                187,500
Last business day in March, June, September and
  December 2001........................................        5,000,000                187,500
Last business day in March, June, September 2002.......        6,250,000                187,500
December 20, 2002......................................        6,250,000                     --
Last business day in December 2002.....................               --                187,500
Last business day in March, June, September and
  December 2003........................................               --              8,953,125
Last business day in March, June and September 2004....               --              8,953,125
December 20, 2004......................................               --              8,953,125

     In addition, the Bank Credit Agreement is subject to mandatory principal prepayment and commitment reductions (to be applied first to the Term Loan Facility) in an amount equal to, subject to certain exceptions, (a) 100% of the net proceeds of (i) certain debt and equity offerings by the Company or any of its subsidiaries and (ii) certain asset sales or other dispositions and (b) 50% of the Company's excess operating cash flow.

     Security. The Bank Credit Agreement is secured by security interests in and pledges of or liens on substantially all the material tangible and intangible assets of the Company, including pledges of all the capital stock of, or other equity interests in, certain subsidiaries of Safelite.

     Interest. At the Company's election, the interest rates per annum applicable to the loans under the Bank Credit Agreement is a fluctuating rate of interest measured by reference to either (a) an adjusted London inter-bank offered rate ("LIBOR") plus a borrowing margin or (b) an alternate base rate ("ABR") (equal to the higher of Chase's published prime rate and the Federal Funds effective rate plus 1/2 of 1% per annum) plus a borrowing margin. The borrowing margins applicable to the Tranche A Term Loan and loans under the Revolving Credit Facility are 1.50% per annum for ABR loans and 2.50% per annum for LIBOR loans. These margins will be subject to reduction after the first anniversary of the Closing if certain financial performance thresholds are met. The interest rate borrowing margins applicable to the Tranche B Term Loan are 2.00% per annum for ABR loans and 3.00% per annum for LIBOR loans and are not subject to reduction. Amounts under the Bank Credit Agreement not paid when due bear interest at a default rate equal to 2.00% per annum above the rate otherwise applicable.

     Fees. The Company has agreed to pay certain fees with respect to the Senior Credit Facilities, including (i) fees on the unused commitments of the lenders equal to 1/2 of 1% per annum of the undrawn portion of the commitments in respect of the facilities; (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR loans under the Revolving Credit Facility plus a per annum fronting bank fee for the letter of credit issuing bank; (iii) annual administration fees; and (iv) agent, arrangement and other similar fees.

     Covenants. The Bank Credit Agreement contains a number of covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments, loans or advances, make acquisitions, create subsidiaries, engage in mergers or consolidations, change the business conducted by the Company, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Bank Credit Agreement, the Company is required to comply with specified financial ratios and minimum tests, including minimum interest coverage ratios, maximum leverage ratios and minimum EBITDA covenants.

     The Bank Credit Agreement also contains provisions that limit the Company's ability to amend or modify the Indenture and the Company's ability to prepay or refinance the Notes without the consent of such lenders.

     Events of Default. The Bank Credit Agreement contains customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities and change of control.

     During 1996, the Company purchased workers' compensation, automobile and product liability coverage for the period December 20, 1996 through December 31, 1999. The cost of this insurance was partially financed by approximately $13.7 million in premium financing, payable in monthly installments, including interest of 6.67% to 6.99%, of $514,000 in 1997 and $416,000 in 1998 and 1999.
Under the terms of the financing, if the Company cancels its insurance policies for any reason, corresponding unearned premium refunds would be applied directly against the outstanding principal balance. At December 28, 1996, the outstanding principal balance of this premium financing was approximately $13.7 million.

                         DESCRIPTION OF EXCHANGE NOTES

     The Exchange Notes will be issued under an indenture (the "Indenture"), dated as of December 20, 1996 by and between the Company and Fleet National Bank, as Trustee (the "Trustee"). References to the Notes include the Initial Notes and the Exchange Notes unless the context otherwise requires. Upon the issuance of the Exchange Notes, if any, or the effectiveness of a Shelf Registration Statement, the Indenture will be subject to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." For purposes of this section, references to the "Company" include only the Company and not its subsidiaries.

     The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Indebtedness of the Company.

     The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

     Any Initial Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $100 million and will mature on December 15, 2006. Interest on the Notes will accrue at the rate of 9 7/8% per annum and will be payable semiannually in cash on each June 15 and December 15 commencing on June 15, 1997, to the Persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance.

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

     Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after December 15, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on December 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

                                     YEAR                                PERCENTAGE
          -----------------------------------------------------------    ----------
          2001.......................................................     104.9375%
          2002.......................................................     103.2917
          2003.......................................................     101.6458
          2004 and thereafter........................................     100.0000

     Optional Redemption Upon Equity Offerings. At any time, or from time to time, on or prior to December 15, 1999, the Company may, at its option, use the net cash proceeds of one or more Equity

Offerings (as defined below) to redeem up to $35 million of the aggregate principal amount of Notes originally issued at a redemption price equal to 109.875% of the principal amount thereof plus accrued interest to the date of redemption; provided that at least $65 million of the original principal amount of Notes remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering. "Equity Offering" means an offering of Qualified Capital Stock of the Company.

SELECTION AND NOTICE

     In case of a partial redemption, selection of the Notes or portions thereof for redemption shall be made by the Trustee by lot, pro rata or in such manner as it shall deem appropriate and fair and in such manner as complies with any applicable legal requirements; provided, however, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portion thereof for redemption shall be made by the Trustee only on a pro rata basis, unless such method is otherwise prohibited. Notes may be redeemed in part in multiples of $1,000 principal amount only. Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each Holder whose Notes are to be redeemed at the last address for such Holder then shown on the registry books. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after any redemption date, interest will cease to accrue on the Notes or part thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the redemption price pursuant to the Indenture.

RANKING OF NOTES

     The indebtedness evidenced by the Notes will be unsecured Senior Subordinated Indebtedness of the Company, will be subordinated in right of payment, as set forth in the Indenture, to all existing and future Senior Indebtedness of the Company, will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes will also be effectively subordinated to any Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness of its Subsidiaries. However, payment from the money or the proceeds of U.S. government obligations held in any defeasance trust described under "--Legal Defeasance and Covenant Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described above if the deposit to such trust which is used to fund such payment was permitted at the time of such deposit.

     As of December 28, 1996, the Company had approximately $163.7 million of Senior Indebtedness outstanding (excluding unused commitments) all of which would have been Secured Indebtedness (excluding $4.9 million of outstanding letters of credit). Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Secured Indebtedness. See "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness" below.

     Only Indebtedness of the Company that is Senior Indebtedness will rank senior in right of payment to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank pari passu in right of payment with all other Senior Subordinated Indebtedness of the Company. The Company has agreed in the Indenture that it will not incur, directly or indirectly, any Indebtedness which is expressly subordinate in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness.

Without limiting the foregoing, unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

     The Company may not pay principal of, premium (if any) or interest on, or any other amount in respect of, the Notes or make any deposit pursuant to the provisions described under "--Legal Defeasance and Covenant Defeasance" below and may not otherwise purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Senior Indebtedness is not paid when due in cash or Cash Equivalents or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the holders of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing.

     In addition, during the continuance of any default (other than a default described in clause (i) or (ii) of the first sentence of the immediately preceding paragraph) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full in cash or Cash Equivalents).

     Notwithstanding the provisions described in the immediately preceding paragraph, unless any of the events described in clause (i) or (ii) of the first sentence of the second immediately preceding paragraph is then occurring, the Company may resume payments on the Notes after the end of such Payment Blockage Period, including any missed payments. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period.

     Upon any payment or distribution of the assets or securities of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property or in a bankruptcy, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the assets and liabilities of the Company, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents of the Senior Indebtedness before the holders of the Notes are entitled to receive any payment and, until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a payment or distribution is made to holders of the Notes that due to the subordination provisions should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five business days after such holders or the Representative of the holders of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of the Company who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more than the holders of Senior Subordinated Indebtedness.

GUARANTEES


     After the Issue Date, the Company will cause each Restricted Subsidiary of the Company that guarantees payment of the Bank Indebtedness (each, a "Subsidiary Guarantor") to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee (each, a "Guarantee") payment of the Notes. None of the Company's current subsidiaries have guaranteed the Company's indebtedness under the Bank Credit Agreement or the Notes. See "Certain Covenants--Future Guarantees."


     Each such Subsidiary Guarantor will unconditionally guarantee, on a senior subordinated basis, jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of and interest on the Notes. The Guarantees will be subordinated to Guarantor Senior Indebtedness on the same basis as the Notes are subordinated to Senior Indebtedness. The obligations of each Subsidiary Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Subsidiary Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in an amount pro rata, based on the Adjusted Net Assets (as defined in the Indenture) of each Subsidiary Guarantor.

     Each Subsidiary Guarantor may consolidate with or merge into, liquidate, dissolve or sell its assets to the Company or another Subsidiary Guarantor that is a Wholly Owned Restricted Subsidiary of the Company without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "Certain Covenants--Merger, Consolidation and Sale of Assets." In the event that
(i) either all of the Capital Stock of a Subsidiary Guarantor is sold by the Company (whether by merger, stock purchase or otherwise) or all or substantially all of the assets of a Subsidiary Guarantor are sold by such Subsidiary Guarantor and such sale complies with the provisions set forth in "Certain Covenants--Limitation on Asset Sales" or (ii) the lenders under the Bank Credit Agreement release a Subsidiary Guarantor of all guarantees under the Bank Credit Agreement and release all Liens on the property and assets of such Subsidiary Guarantor relating to the Bank Indebtedness, then in each case the Subsidiary Guarantor's Guarantee will be released.

CHANGE OF CONTROL

     The Indenture will provide that upon the occurrence of a Change of Control Triggering Event, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

     The Indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control Triggering Event, the Company covenants to (i) repay in full and terminate all commitments under the Bank Indebtedness or offer to repay in full and terminate all commitments under all Bank Indebtedness and to repay the Bank Indebtedness owed to each holder of Bank Indebtedness which has accepted such offer or (ii) obtain the requisite consents under the Bank Credit Agreement to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with this covenant shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "Events of Default" below.

     Within 30 days following the date upon which the Change of Control Triggering Event occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

     The definition of Change of Control includes a phrase relating to the sale, lease, exchange or other transfer of "all or substantially all" of the Company's assets as such phrase is defined in the Revised Model Business Corporation Act. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase such Notes.

     Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control Triggering Event. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their properties, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,
(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock) on or in respect of shares of Capital Stock of the Company to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, other than the exchange of such Capital Stock for Qualified Capital Stock, or (c) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b) and (c) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness); plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding any net cash proceeds from such equity contribution to the extent used to redeem Notes in accordance with the optional redemption provisions of the Notes); plus (z) to the extent that any Investment (other than a Permitted Investment) that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash received with respect to such sale, liquidation or repayment of such Investment (less the cost of such sale, liquidation or repayment, if any) and (B) the initial amount of such Investment.

     Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice; (2) if no Event of Default shall have occurred and be continuing as a consequence thereof, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) payments for the purpose of and in an amount equal to the amount required to permit the Company to redeem or repurchase shares of its Capital Stock or options in respect thereof, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (3) shall not exceed $2 million (which amount shall be increased by the amount of any cash proceeds to the Company from (x) sales of its Capital Stock to management employees subsequent to the Issue Date and (y) any "key-man" life insurance policies which are used to make such redemptions or repurchases) in the aggregate; (4) the payment of fees and compensation as permitted under clause (i) of paragraph (b) of the "Transactions with Affiliates" covenant; (5) so long as no Default or Event of Default shall have occurred and be continuing, payments not to exceed $100,000 in the aggregate, to enable the Company to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock; (6) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; and
(7) payments made on the Issue Date pursuant to the Recapitalization Agreement. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, (a) amounts expended (to the extent such expenditure is in the form of cash or other property other than Qualified Capital Stock) pursuant to clauses (1), (2) and (3) of this paragraph shall be included in such calculation, provided that such expenditures pursuant to clause (3) shall not be included to the extent of cash proceeds received by the Company from any "key man" life insurance policies and (b) amounts expended pursuant to clause (4),
(5), (6), and (7) shall be excluded from such calculation.

     The Indenture will not permit the payment of dividends in respect of the 8% Preferred Stock unless: (i) the Company elects to redeem the 8% Preferred Stock upon the occurrence of a Redemption Event or (ii) the Company exercises its optional right to redeem the 8% Preferred Stock on or after December 15, 2001; provided that the payment of such dividends will only be permitted if such payment is in compliance with the other provisions of the "Limitation on Restricted Payments" convenant.

     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, the Company or any Subsidiary Guarantor may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

     Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; provided, however, that for a transaction or series of related transactions with an aggregate value of $2 million or more, at the Company's option (i) such determination shall be made in good faith by a majority of the disinterested members of the Board of the Directors of the Company or (ii) the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received a favorable opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; provided, further, that for a transaction or series of related transactions with an aggregate value of $5 million or more, the Board of Directors of the Company shall have received a favorable opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate.

     (b) The foregoing restrictions shall not apply to (i) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) transactions effected as part of a Qualified Receivables Transaction; (iv) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; and (v) Restricted Payments permitted by the Indenture.

     Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date and any extensions, renewals or replacements thereof; (B) Liens securing Senior Indebtedness and Guarantor Senior Indebtedness; (C) Liens securing the Notes and the Guarantees; (D) Liens of the Company or a Wholly Owned Restricted Subsidiary on assets of any Subsidiary of the Company; (E) Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced; and (F) Permitted Liens.

     Prohibition on Incurrence of Senior Subordinated Debt. Neither the Company nor any Subsidiary Guarantor will incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Subsidiary Guarantor's Guarantee and subordinate in right of payment to any other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law;
(2) the Indenture; (3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to the Company or any Restricted Subsidiary of the Company, or the properties or assets of any such Person, other than the Person or the properties or assets of the Person so acquired; (5) agreements existing on the Issue Date (including, without limitation, the Bank Credit Agreement and the Recapitalization Agreement); (6) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien; (7) restrictions imposed by any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale; (8) any agreement or instrument governing Capital Stock of any Person that is acquired after the Issue Date; (9) Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity; or (10) an agreement effecting a refinancing, replacement or substitution of Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or
(5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement are no less favorable to the Company or the Holders in any material respect as determined by the Board of Directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5).

     Limitation on Preferred Stock of Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned

Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

     Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons unless (i) either (A) the Company shall be the survivor of such merger or consolidation or (B) the surviving Person is a corporation existing under the laws of the United States, any state thereof or the District of Columbia and such surviving Person shall expressly assume all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction and including adjustments that are (i) directly attributable to such transaction and (ii) factually supportable), the Company or the surviving Person is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the Transactions), no Default or Event of Default shall have occurred and be continuing; (iv) each Subsidiary Guarantor, unless it is the other party to the Transactions, shall have by supplemental indenture confirmed that after consummation of such transaction its Guarantee shall apply, as such Guarantee applied on the date it was granted under the Indenture to the obligations of the Company under the Indenture and the Notes, to the obligations of the Company or such Person, as the case may be, under the Indenture and the Notes; and (v) the Company has delivered to the Trustee an officers' certificate and opinion of counsel, each stating that such consolidation, merger or transfer complies with the Indenture, that the surviving Person agrees to be bound thereby, and that all conditions precedent in the Indenture relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding the foregoing clauses (ii) and (iii) of the preceding sentence, (a) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

     The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such; provided that solely for purposes of computing amounts described in clause (iii) of the first paragraph of the covenant "Limitation on Restricted Payments" above, any such surviving entity to the Company shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation, combination or transfer of assets.

     Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Guarantee is to be released in accordance with the terms of its Guarantee and the Indenture in connection with any transaction complying with the provisions of "--Limitation on Asset Sales" or as otherwise provided in the Indenture) will not, and the Company will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Subsidiary Guarantor unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) such entity assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor on the Guarantee; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, including adjustments that are (i) directly attributable to such transaction and (ii) factually supportable, the Company could satisfy the provisions of clause (ii) of the first paragraph of this covenant.

     Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or such Restricted Subsidiary's Guarantee, if any) that are assumed by the transferee of any such assets and (y) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or any such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) shall be deemed to be cash for purposes of this provision; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either (A) to prepay any Senior Indebtedness or Guarantor Senior Indebtedness and, in the case of any Senior Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to reinvest in Productive Assets, or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and
(iii)(B). On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) and (iii)(C) of the immediately preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (iii)(A), (iii)(B) and (iii)(C) of the immediately preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

     Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $5 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $5 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $5 million or more shall be deemed to be a "Net Proceeds Offer Trigger Date").

     Notwithstanding the two immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Productive Assets and (ii) such Asset Sale is for at least fair market value (as determined in good faith by the Company's Board of Directors); provided that any consideration not constituting Productive Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds and shall be subject to the provisions of the two preceding paragraphs; provided, that at the time of entering into such transaction or immediately after giving effect thereto, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

     Future Guarantees. The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to incur, guarantee or secure through the granting of Liens the payment of the Bank Indebtedness or any refunding or refinancing thereof, in each case unless such Restricted Subsidiary, the Company and the Trustee execute and deliver a supplemental indenture evidencing such Restricted Subsidiary's Guarantee, such Guarantee to be a senior subordinated unsecured obligation of such Restricted Subsidiary. Neither the Company nor any such Subsidiary Guarantor shall be required to make a notation on the Notes or the Guarantees to reflect any such subsequent Guarantee. Nothing in this covenant shall be construed to permit any Restricted Subsidiary of the Company to incur Indebtedness otherwise prohibited by the "Limitation on Incurrence of Additional Indebtedness" covenant. Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

     Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, related or ancillary to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":
(i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);
(ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes; (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the

Company or any Restricted Subsidiary (other than a Receivables Entity) of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10 million or more at any time; (v) one or more judgments in an aggregate amount in excess of $10 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment which is not promptly stayed; (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; and (vii) any of the Guarantees of the Subsidiary Guarantors that are also Significant Subsidiaries of the Company ceases to be in full force and effect or any of such Guarantees is declared to be null and void and unenforceable or any of such Guarantees is found to be invalid or any of such Subsidiary Guarantors denies its liability under its Guarantee (other than by reason of release of such Subsidiary Guarantor in accordance with the terms of the Indenture).

     Upon the happening of any Event of Default specified in the Indenture, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration", and the same shall become immediately due and payable. If an Event of Default with respect to bankruptcy proceedings of the Company occurs and is continuing, then such amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

     The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) or (vii) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. The holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have its obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments,
(iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness of the Company other than the Notes and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder of the Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, the Company, the Subsidiary Guarantors and the Trustee, without the consent of the Holders of the Notes, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each holder of the Notes affected thereby, no amendment may: (i) reduce the amount of Notes whose holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each holder of a Note to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of the Notes to waive Defaults or Events of Default (other than Defaults or Events of Default with respect to the payment of principal of or interest on the Notes); (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control Triggering Event or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;
(vii) modify the subordination provisions (including the related definitions) of the Indenture to adversely affect the holders of Notes in any material respect; or (viii) release any Subsidiary Guarantor that is a Significant Subsidiary of the Company from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

ADDITIONAL INFORMATION

     The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company and the Subsidiary Guarantors will also comply with the other provisions of TIA sec. 314(a).

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

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the definition of other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

     "Affiliate" means a Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

     "all or substantially all" shall have the meaning given such phrase in the Revised Model Business Corporation Act.

     "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or
(b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1 million, (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets," (iii) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, (iv) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry, (v) the licensing of intellectual property, (vi) disposals or replacements of obsolete equipment in the ordinary course of business, (vii) the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Wholly Owned Restricted Subsidiaries in connection with Investments permitted under the "Limitations on Restricted Payments" covenant, (viii) sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, and (ix) transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction. For the purposes of clause (viii), Purchase Money Notes shall be deemed to be cash.

     "Bank Credit Agreement" means the Credit Agreement to be dated as of the Issue Date, among the Company, the other borrowers thereto from time to time, if any, the lenders party thereto from time to time and The Chase Manhattan Bank, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements, promissory notes and collateral documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original Bank Credit Agreement or other credit agreements or otherwise).

     "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of the Bank Credit Agreement and any related notes, collateral documents, letters of credit and guarantees, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

     "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons (other than the Principal or its Related Parties) for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture); (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for

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

the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Principal or its Related Parties) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Change of Control Triggering Event" means the occurrence of a Change of Control and the failure of the Notes to have a Minimum Rating on the 30th day after the occurrence of such Change of Control.

     "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions that are (i) directly attributable to such transaction and (ii) factually supportable) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period, (iii) with respect to any such Four Quarter Period commencing prior to the Recapitalization, the Recapitalization (including any pro forma expense and cost reductions related thereto that are (i) directly attributable to such transaction and (ii) factually supportable) shall be deemed to have taken place on the first day of such Four Quarter Period and (iv) any asset sales or asset acquisitions (including any Consolidated EBITDA (including any pro forma expense and cost reductions that are (i) directly attributable to such transaction and
(ii) factually supportable) attributable to the assets which are the subject of the asset acquisition or asset sale during the Four Quarter Period) that have been made by any Person that has become a Restricted Subsidiary of the Company or has been merged with or into the Company or any Restricted Subsidiary of the Company during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date that would have constituted Asset Sales or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary of the Company or subsequent to such Person's merger into the Company, as if such asset sale or asset acquisition (including the incurrence, assumption or liability for any Indebtedness or Acquired Indebtedness in connection therewith) occurred on the first day of the Four Quarter Period; provided that to the extent that clause
(ii) or (iv) of this sentence requires that pro forma effect be given to an asset sale or asset acquisition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (excluding amortization or write-off of debt issuance costs in connection with the Transactions) plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated Federal, state and local tax rate of such Person expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication, (i) the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP, and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) gains and losses from Asset Sales (without regard to the $1 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP and an increase in the valuation allowance relating to deferred tax assets recorded in the fourth quarter of 1996 attributable to the Transactions, (b) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP, (c) items classified as extraordinary, unusual or nonrecurring gains and losses, and the related tax effects according to GAAP, (d) the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary of the Company, (e) the net income of any Restricted Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise, (f) only for purposes of clause (iii) (w) of the first paragraph of the "Limitation on Restricted Payments" covenant, any amounts included pursuant to clause (iii) (z) of the first paragraph of such covenant, (g) the net loss of any Person other than a Restricted Subsidiary of the Company, (h) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person unless, in the case of a Restricted Subsidiary of the Company who receives such dividends or distributions, such Restricted Subsidiary is subject to clause (e) above, (i) one time non-cash compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction, (j) bonus payments to be paid to senior management of the Company in connection with the Transactions in an aggregate amount (together with the bonus payments made under clause (k)) not to exceed $7.0 million and (k) bonus payments to be paid to senior management following the Closing (but no later than February 28, 1997) in an aggregate amount not to exceed $400,000 and, together with the amounts paid under clause (j) not to exceed $7.0 million in the aggregate.

     "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges which require an accrual of or a reserve for cash charges for any future period).

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Issue Date, (ii) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (iii) is any designee of the Principal or its Affiliates or was nominated by the Principal or its Affiliates or any designees of the Principals or their Affiliates on the Board of Directors.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Bank Indebtedness and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $25 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness or another writing as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control Triggering Event), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control Triggering Event) on or prior to the final maturity date of the Notes.

     "fair market value" means, unless otherwise specified, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the Transactions. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

     "Guarantor Senior Indebtedness" means, with respect to any Subsidiary Guarantor, (i) any Indebtedness of such Subsidiary Guarantor under the Bank Credit Agreement or in respect of Bank Indebtedness and (ii) all Indebtedness of such Subsidiary Guarantor, including in the case of both (i) and (ii) interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Subsidiary Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), whether outstanding on the Issue Date or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the Guarantee of such Subsidiary Guarantor; provided, however, that Guarantor Senior Indebtedness shall not include (1) any obligation of such Subsidiary Guarantor to a Subsidiary of such Subsidiary Guarantor or to any Subsidiary of the Company, (2) any liability for Federal, state, local or other taxes owed or owing by such Subsidiary Guarantor, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Subsidiary Guarantor which is expressly subordinate in right of payment to any other Indebtedness of such Subsidiary Guarantor, (5) any obligations with respect to any Capital Stock or (6) that portion of any indebtedness incurred in violation of the "Limitation on Incurrence of Additional Indebtedness" covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative and the Trustee shall have received an Officers' Certificate of such Subsidiary Guarantor to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture).

     "Indebtedness" means with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through
(vi) which are secured by any lien on any property or asset of such Person but which obligations are not assumed by such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured, (viii) all obligations under currency swap agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, (x) the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock and (y) any transfer of accounts receivable or other assets which constitute a sale for purposes of GAAP shall not constitute Indebtedness hereunder.

     "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions (including tax sharing payments) in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% (or 80% in the case of clause (ix) of the definition of "Permitted Investments") of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

     "Issue Date" means the date of original issuance of the Notes.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Minimum Rating" means either (i) a rating of at least BBB- (or equivalent successor rating) by S&P and (ii) a rating of at least Baa3 (or equivalent successor rating) by Moody's.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Subsidiaries from such Asset Sale net of (a) out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Senior Indebtedness that is required to be repaid in connection with such Asset Sale, (d) any portion of cash proceeds which the Company determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Subsidiaries shall constitute Net Cash Proceeds on such date; provided that, in the case of the sale by the Company of an asset constituting an Investment (other than a Permitted Investment), the "Net Cash Proceeds" in respect of such Asset Sale shall not include the lesser of (x) the cash received with respect to such Asset Sale and (y) the initial amount of such Investment, less, in the case of clause
(y), all amounts (up to an amount not to exceed the initial amount of such Investment) received by the

Company with respect to such Investment, whether by dividend, sale, liquidation or repayment, in each case prior to the date of such Asset Sale.

     "Permitted Indebtedness" means, without duplication, (i) the Notes and the Guarantees, (ii) Indebtedness incurred pursuant to the Bank Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $180 million
(A) less the aggregate amount of Indebtedness of a Receivables Entity in a Qualified Receivables Transaction, (B) less the amount of all mandatory principal payments actually made by the Company in respect of term loans thereunder (excluding (1) any such payments to the extent refinanced at the time of payment under a replaced Bank Credit Agreement and (2) any such payments relating to the Sale of Excluded Assets in an aggregate amount not to exceed $30 million) and (C) in the case of a revolving facility, reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder, (iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon, (iv) Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the judgment of the Company, to protect the Company and its Restricted Subsidiaries from fluctuation in interest rates on their respective outstanding Indebtedness, (v) Indebtedness under Currency Agreements, (vi) intercompany Indebtedness owed by the Company to any Wholly Owned Restricted Subsidiary of the Company or by any Restricted Subsidiary of the Company to the Company or any Wholly Owned Restricted Subsidiary of the Company, (vii) Acquired Indebtedness of the Company or any Restricted Subsidiary of the Company to the extent the Company could have incurred such Indebtedness in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant on the date such Indebtedness became Acquired Indebtedness; provided that, in the case of Acquired Indebtedness of a Restricted Subsidiary of the Company, such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company, (viii) guarantees by the Company and its Wholly Owned Restricted Subsidiaries of each other's Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture, including, with respect to guarantees by Wholly Owned Restricted Subsidiaries of the Company, the covenant entitled "Future Guarantees," (ix) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or other similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence, (x) any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness, including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith; provided that any such event shall not (1) result in an increase in the aggregate principal amount of Permitted Indebtedness (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (A) to pay Required Premiums and related fees or (B) otherwise permitted to be incurred under the Indenture) of the Company and its Restricted Subsidiaries and
(2) create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold (except that this subclause (2) will not apply in the event the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold was originally incurred in reliance upon clause (vi) or (xvi) of this definition); provided that no Restricted Subsidiary of the Company that is not a Subsidiary Guarantor may refinance any Indebtedness pursuant to this clause (x) other than its own Indebtedness, (xi) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital

Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed $5 million at the time of any incurrence thereof (which amount may, but need not, be incurred in whole or in part under the Bank Credit Agreement), (xii) the incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is not recourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings),
(xiii) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims, (xiv) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition, (xv) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business, and (xvi) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $10 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Bank Credit Agreement).

     "Permitted Investments" means (i) Investments by the Company or any Restricted Subsidiary of the Company in any Wholly Owned Restricted Subsidiary of the Company (whether existing on the Issue Date or created thereafter) and Investments in the Company by any Restricted Subsidiary of the Company; provided that, in the case of an Investment by the Company or any Restricted Subsidiary of the Company in any Wholly Owned Restricted Subsidiary of the Company, such Wholly Owned Restricted Subsidiary is not restricted from making dividends or similar distributions by contract, operation of law or otherwise; (ii) cash and Cash Equivalents; (iii) Investments existing on the Issue Date and Investments made on the Issue Date pursuant to the Recapitalization Agreement; (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries not in excess of $1 million at any one time outstanding; (v) accounts receivable created or acquired in the ordinary course of business; (vi) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; (viii) guarantees by the Company or any of its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred by the Company or any of its Restricted Subsidiaries under the Indenture; (ix) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Wholly-Owned Restricted Subsidiary of the Company or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company; (x) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (x) that are at the time outstanding, not exceeding $2 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus an amount equal to (A) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company (including Qualified Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or as capital contributions to the Company (other than from a Subsidiary)) and (B) without duplication of any amounts included in clause
(x)(A) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock, that in the case of amounts described in clause (x)(A) or (x)(B) are applied by the Company within 180 days after receipt, to make additional Permitted Investments under this clause (x) (such additional Permitted Investments being referred to collectively as "Stock Permitted Investments"); (xi) any Investment by the Company or a Wholly Owned Subsidiary of the Company in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note or an equity interest; (xii) Investments received by the Company or its Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided in the case of an Asset Sale, such Asset Sale is effected in compliance with the "Limitation on Asset Sales" covenant. Any net cash proceeds that are used by the Company or any of its Restricted Subsidiaries to make Stock Permitted Investments pursuant to clause
(x) of this definition shall not be included in subclauses(x) and (y) of clause
(iii) of the first paragraph of the covenant described under the caption "Certain Covenants -- Limitation on Restricted Payments."

     "Permitted Liens" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (iv) judgment Liens not giving rise to an Event of Default;

          (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

          (vi) any interest or title of a lessor under any Capitalized Lease Obligation;

          (vii) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

          (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

          (xii) Liens securing Indebtedness under Currency Agreements;

          (xiii) Liens securing Acquired Indebtedness incurred in reliance on clause (vii) of the definition of Permitted Indebtedness; provided that such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company;

          (xiv) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case incurred in connection with a Qualified Receivables Transaction;

          (xv) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

          (xvi) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

          (xvii) Liens on property of a Person existing at the time such Person is acquired by, or such Person is merged into or consolidated or amalgamated with, the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in contemplation of such acquisition, merger, consolidation or amalgamation and do not extend to any assets other than those of the Person acquired by, or merged into or consolidated or amalgamated with, the Company or any Restricted Subsidiary of the Company.

          (xviii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; and

          (xix) Liens existing on the Issue Date, together with any Liens securing Indebtedness incurred in reliance on clause (x) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the Issue Date; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced.

     "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Principal" means Thomas H. Lee Company.

     "Productive Assets" means assets (including Capital Stock) of a kind used or usable in the businesses of the Company and its Restricted Subsidiaries as, or related to such business, conducted on the date of the relevant Asset Sale.

     "Purchase Money Note" means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Receivables Transaction to a Receivables Entity, which note shall be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

     "Qualified Capital Stock" means any stock that is not Disqualified Capital Stock.

     "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any or its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

     "Receivables Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

     "Redemption Event" shall mean (i) an underwritten initial public offering of the common stock of the Company or (ii) a Change of Control.

     "Related Party" means Thomas H. Lee Company and any Affiliate of Thomas H. Lee Company.

     "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness; provided that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

     "Sale of Excluded Assets" means an individual Asset Sale which results in net proceeds of no less than $10 million and relates exclusively to property, plant and equipment existing on the Issue Date, together with improvements, repairs, modifications and additions thereon in the ordinary course of business.

     "S&P" means Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

     "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

     "Senior Indebtedness" means (i) the Bank Indebtedness and (ii) all Indebtedness of the Company, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceedings), whether outstanding on the Issue Date or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary of the Company, (2) any liability for Federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of the Company which is expressly subordinate in right of payment to any other Indebtedness of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations, (5) any obligations with respect to any Capital Stock or (6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holders(s) of such obligation or their representative and the Trustee shall have received an Officers' Certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture).

     "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes and is not by its express terms subordinate in right of payment to any Indebtedness of the Company which is not Senior Indebtedness.

     "Significant Subsidiary" means, as of any date of determination, for any Person, each Restricted Subsidiary of such Person which (i) for the most recent fiscal year of such Person accounted for more than 10% of consolidated revenues or consolidated net income of such Person or (ii) as at the end of such fiscal year, was the owner of more than 10% of the consolidated assets of such Person.

     "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable transaction.

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement.

     "Subsidiary" means, with respect to any Person, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The

Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation and treating all Indebtedness of such Unrestricted Subsidiary as being incurred on such date, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                         BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Exchange Notes will be issued in fully registered form. The Exchange Notes initially will each be represented by a single, permanent global certificate in definitive, fully registered form (the "Global Note") and will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC.

     The Global Note. Upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the respective principal amount of Exchange Notes, of the individual beneficial interests represented by such global securities to the respective accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Note for all purposes under the Indenture and the Exchange Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium (if any) and interest on, the Global Note, will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a certificated note for any reason, including to sell Exchange Notes to persons in states which require physical delivery of such Exchange Notes, or to pledge such Exchange Notes, such holder must transfer its interest in the Global Note, in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes (including the presentation of Exchange Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Exchange Notes, DTC will exchange the Global Note for certificated notes, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust issuer organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Notes. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Issuer within 90 days, Certificated Notes will be issued in exchange for the Global Note.

                        DESCRIPTION OF THE INITIAL NOTES

     The terms of the Initial Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Exchange Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Initial Notes are not freely transferable by holders thereof and were issued subject to certain covenants regarding registration as provided therein and in the Exchange and Registration Rights Agreement (which covenants will, except as provided therein, terminate and be of no further force or effect upon completion of this Exchange Offer). See "Exchange and Registration Rights Agreement."

                   EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

     The Company and the Initial Purchasers entered into the Exchange and Registration Rights Agreement prior to the issuance of the Exchange Notes offered hereby. Pursuant to the Exchange and Registration Rights Agreement, the Company agreed to (i) file with the Commission on or prior to 60 days after the date of issuance of the Initial Notes (the "Issue Date") a registration statement on Form S-1 or Form S-4, if the use of such forms is then available (the "Exchange Offer Registration Statement"), relating to a registered exchange offer (the "Exchange Offer") for the Initial Notes under the Securities Act and
(ii) use its reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 135 days after the Issue Date. As soon as practicable after the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of the Notes who are not prohibited by any law or policy of the Commission from participating in the Exchange Offer the opportunity to exchange their Initial Notes for the Exchange Notes, identical in all material respects to the Initial Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) that would be registered under the Securities Act. The Company will keep the Exchange Offer open for not less than 30 days (or longer, if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Initial Notes. If (i) applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer as contemplated thereby or (ii) any holder either (A) is not eligible to participate in the Exchange Offer or (B) participates in the Exchange Offer and does not receive freely transferrable Exchange Notes in exchange for tendered Initial Notes, the Company will file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of Transfer Restricted Securities by such holders who satisfy certain conditions relating to, among other things, the provision of information in connection with the Shelf Registration Statement. For purposes of the foregoing, "Transfer Restricted Securities" means each Initial Note until (i) the date on which such Initial Note has been exchanged for a freely transferable Exchange Note in the Exchange Offer, (ii) the date on which such Initial Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Initial Note is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

     The Company has agreed to use its reasonable best efforts to have the Exchange Offer Registration Statement and, if applicable, a Shelf Registration Statement (each a "Registration Statement") declared effective by the Commission as promptly as practicable after the filing thereof. Unless the Exchange Offer would not be permitted by a policy of the Commission, the Company will commence the Exchange Offer and will use its best efforts to consummate the Exchange Offer as promptly as practicable, but in any event prior to 165 days after the Issue Date. If applicable, the Company will use its best efforts to keep the Shelf Registration Statement effective for a period of three years after the Issue Date, subject to certain exceptions, including suspending the effectiveness thereof for certain valid business reasons. If (i) the applicable Registration Statement is not filed with the Commission on or prior to 60 days after the Issue Date, (ii) the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is not declared effective within 135 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of Commission's staff, if later, within 45 days after publication of the change in law or interpretation), (iii) the Exchange Offer is not consummated on or prior to 165 days after the Issue Date, or (iv) the Shelf Registration Statement is filed and declared effective within 135 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of Commission's staff, if later, within 45 days after publication of the change in law or interpretation), but shall thereafter cease to be effective (at any time that the Company is obligated to maintain the effectiveness thereof) without being succeeded within 60 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will generally be obligated to pay liquidated damages to each holder of Transfer Restricted Securities, during the period of such Registration Default, in an amount equal to $0.192 per week per $1,000 principal amount of the Initial Notes constituting Transfer Restricted Securities held by such holder until the applicable Registration Statement is filed or declared effective, the Exchange Offer is consummated or the Shelf Registration Statement again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the Initial Notes on semi-annual payment dates which correspond to interest payment dates for the Initial Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

     The Exchange and Registration Rights Agreement also provides that the Company (i) shall make available for a period of 90 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes and (ii) shall pay all expenses incident to the Exchange Offer (including the expenses of one counsel to the holders of the Initial Notes) and will indemnify certain holders of the Initial Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the provisions of the Exchange and Registration Rights Agreement (including certain indemnification rights and obligations).

     Each holder of the Initial Notes that wishes to exchange such Initial Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     If a holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If a holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     Holders of the Initial Notes will be required to make certain representations to the Company (as described above) in order to participate in the Exchange Offer, and will be required to deliver information to be used in connection with the Shelf Registration Statement in order to have their Initial Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages set forth in the preceding paragraphs. A holder who sells Initial Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

     For so long as the Initial Notes are outstanding, the Company will continue to provide to holders of the Notes and to prospective purchasers of the Initial Notes the information required by paragraph (d)(4) of Rule 144A under the Securities Act ("Rule 144A"). The Company will provide a copy of the Exchange and Registration Rights Agreement to prospective purchasers of Initial Notes identified to the Company by an Initial Purchaser upon request.

     The foregoing description of the Exchange and Registration Rights Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the Exchange and Registration Rights Agreement.

                           INCOME TAX CONSIDERATIONS

     Holders of the Notes should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.


     The Company believes, based upon the opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation, that the following summary fairly describes the material United States federal income tax consequences expected to apply to the exchange of Initial Notes for Exchange Notes and the ownership and disposition of Exchange Notes under currently applicable law. The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular holders, and does not address state, local, foreign or other tax laws. Further, the federal income tax treatment of a holder of the Initial Notes and the Exchange Notes may vary depending on the holder's particular situation. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, taxpayers subject to the alternative minimum tax and foreign persons) may be subject to special rules not discussed below. The description assumes that holders of the Initial Notes and the Exchange Notes will hold the Initial Notes and the Exchange Notes as "capital assets" (generally, property held for investment purposes) within the meaning of
Section 1221 of the Code.


THE EXCHANGE

     An exchange of Initial Notes for Exchange Notes will be treated as a "non-event" for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Initial Notes. As a result, no federal income tax consequences will result to holders exchanging Initial Notes for Exchange Notes.

THE EXCHANGE NOTES

     Interest Payments on the Exchange Notes. The Initial Notes were not issued with original issue discount. The stated interest on the Initial Notes and Exchange Notes should be considered to be "qualified stated interest" and, therefore, will be includible in a holder's gross income (except to the extent attributable to accrued interest at the time of purchase) as ordinary income for federal income tax purposes in accordance with a holder's tax method of accounting.

     Tax Basis. A holder's adjusted tax basis (determined by taking into account accrued interest at the time of purchase) in an Exchange Note received in exchange for an Initial Note will equal the cost of the Initial Note to such holder, increased by the amounts of market discount previously included in income by the holder and reduced by any principal payments received by such holder with respect to the Exchange Notes and by amortized bond premium. A holder's adjusted tax basis in an Exchange Note purchased by such holder will be equal to the price paid for such an Exchange Note (determined by taking into account accrued interest at the time of purchase), increased by market discount previously included in income by the holder and reduced by any principal payments received by such holder with respect to an Exchange Note and by amortized bond premium. See "Market Discount and Bond Premium" below.

     Sale, Exchange or Retirement. Upon the sale, exchange or retirement of an Exchange Note, a holder will recognize taxable gain or loss, if any, equal to the difference between the amount realized on the sale, exchange or retirement and such holder's adjusted tax basis in such Exchange Note. Such gain or loss will be a capital gain or loss (except to the extent of any accrued market discount), and will be a long-term capital gain or loss if the Exchange Note has been held for more than one year at the time of such sale, exchange or retirement.

     Market Discount and Bond Premium. Holders should be aware that the market discount provisions of the Code may affect the Exchange Notes. These rules generally provide that a holder who purchases Exchange Notes for an amount which is less than their principal amount will be considered to have purchased the Exchange Notes at a "market discount" equal to the amount of such difference. Such holder will be required to treat any gain realized upon the disposition of the Exchange Note as interest income to the extent of the market discount that is treated as having accrued during the period that such holder held such Exchange Note, unless an election is made to include such market discount in income on a current basis. A holder of an Exchange Note who acquires the Exchange Note at a market discount and who does not elect to include market discount in income on a current basis may also be required to defer the deduction of a portion of the interest on any indebtedness incurred or continued to purchase or carry the Exchange Note until the holder disposes of such Exchange Note in a taxable transaction.

     If a holder's tax basis in an Exchange Note immediately after acquisition exceeds the stated redemption price at maturity of such Exchange Note, such holder may be eligible to elect to deduct such excess as amortizable bond premium pursuant to Section 171 of the Code.

     Purchasers of the Exchange Notes should consult their own tax advisors as to the application to such purchasers of the market discount and bond premium rules.

     HOLDERS OF THE INITIAL NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF THE INITIAL NOTES AND THE EXCHANGE NOTES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE FUTURE CHANGES IN SUCH FEDERAL TAX LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be issued by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 90 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use
in connection with any such resale. In addition, until             1997, all
dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such brokerdealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any brokerdealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Exchange Notes offered hereby will be passed upon for Safelite by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts.

                              INDEPENDENT AUDITORS

     The consolidated balance sheets of Safelite Glass Corp. and its subsidiaries as of December 30, 1995 and December 28, 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF SAFELITE GLASS CORP. AND SUBSIDIARIES:

Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets -- December 30, 1995 and December 28, 1996................    F-3
Consolidated Statements of Operations -- Years Ended December 31, 1994, December 30,
  1995 and December 28, 1996..........................................................    F-4
Consolidated Statements of Stockholders' Equity (Deficit) -- December 31, 1994,
  December 30, 1995 and December 28, 1996.............................................    F-5
Consolidated Statements of Cash Flows -- Years Ended December 31, 1994, December 30,
  1995 and December 28, 1996..........................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7


Note: As Lear Siegler is now a wholly-owned subsidiary of Safelite, no separate audited historical financial statements have been provided.

                          INDEPENDENT AUDITORS' REPORT

Safelite Glass Corp.:

     We have audited the accompanying consolidated balance sheets of Safelite Glass Corp. and subsidiaries ("Company") as of December 30, 1995 and December 28, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1994, December 30, 1995 and December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 1995 and December 28, 1996, and the results of their operations and their cash flows for the years ended December 31, 1994, December 30, 1995 and December 28, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dayton, Ohio
February 12, 1997

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                  DECEMBER 30,     DECEMBER 28,
                                                                                      1995             1996
                                                                                  ------------     ------------
ASSETS
CURRENT ASSETS:
  Cash..........................................................................   $   13,782       $   31,188
  Short-term investments........................................................       34,654               --
  Accounts receivable, net......................................................       32,026           29,647
  Refundable taxes..............................................................                         7,600
  Inventories...................................................................       40,150           42,454
  Prepaid expenses..............................................................        2,511            6,684
  Deferred income taxes.........................................................                         1,980
                                                                                    ---------        ---------
        Total current assets....................................................      123,123          119,553
PROPERTY, PLANT AND EQUIPMENT -- Net............................................       39,361           40,119
INTANGIBLE ASSETS -- Net........................................................       21,151           17,832
OTHER ASSETS....................................................................        4,627           18,970
DEFERRED INCOME TAXES...........................................................                        19,772
                                                                                    ---------        ---------
        TOTAL ASSETS............................................................   $  188,262       $  216,246
                                                                                    =========        =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..............................................................   $   19,426       $   23,703
  Current portion -- long-term debt.............................................        7,500            5,418
  Accrued expenses:
    Payroll and related items...................................................        5,800           17,359
    Self-insurance reserves.....................................................        6,788            9,086
    Taxes.......................................................................       12,301            6,376
    Legal.......................................................................        3,312              702
    Restructuring...............................................................        1,497              561
    Other.......................................................................        8,418            5,647
                                                                                    ---------        ---------
        Total current liabilities...............................................       65,042           68,852
LONG-TERM DEBT -- Less current portion..........................................       61,500          258,322
OTHER LONG-TERM LIABILITIES:
  Self-insurance reserves.......................................................        6,425            6,512
  Pension.......................................................................        6,957            7,733
  Restructuring.................................................................        3,601            1,128
  Taxes.........................................................................       40,524               --
  Other.........................................................................          578            2,231
                                                                                    ---------        ---------
        Total other long-term liabilities.......................................       58,085           17,604
MINORITY INTEREST...............................................................        4,249               --
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock issued, 8%, $100 par value....................................                        54,946
  Preferential common stock issued, $0.01 par value.............................           32
  Class A common stock issued, $.01 par value...................................           11               53
  Class B common stock issued; $.01 par value...................................            1                1
  Additional paid-in capital....................................................      393,567          185,672
  Accumulated deficit...........................................................     (384,329)        (356,555)
  Other.........................................................................       (9,896)         (12,649)
                                                                                    ---------        ---------
        Total stockholders' deficit.............................................         (614)        (128,532)
                                                                                    ---------        ---------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.....................................   $  188,262       $  216,246
                                                                                    =========        =========


                See notes to consolidated financial statements.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                      YEAR ENDED
                                                    ----------------------------------------------
                                                    DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                        1994             1995             1996
                                                    ------------     ------------     ------------
SALES:
  Installation and related services.............      $298,579         $315,642         $380,142
  Wholesale.....................................        58,782           56,500           58,183
                                                      --------         --------         --------
          Total sales...........................       357,361          372,142          438,325
COST OF SALES...................................       246,058          261,693          299,623
                                                      --------         --------         --------
GROSS MARGIN....................................       111,303          110,449          138,702
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....        90,830           93,486          107,350
RESTRUCTURING EXPENSES..........................                          6,311
OTHER OPERATING EXPENSES........................        21,115                             7,558
                                                      --------         --------         --------
OPERATING INCOME (LOSS).........................          (642)          10,652           23,794
INTEREST EXPENSE................................         4,474            6,000            6,726
INTEREST INCOME.................................         2,237            2,890            2,094
                                                      --------         --------         --------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAX (PROVISION) BENEFIT AND MINORITY
  INTEREST......................................        (2,879)           7,542           19,162
INCOME TAX (PROVISION) BENEFIT..................          (200)            (157)          17,605
MINORITY INTEREST...............................        (2,704)          (1,059)         (10,199)
                                                      --------         --------         --------
INCOME (LOSS) FROM CONTINUING OPERATIONS........        (5,783)           6,326           26,568
DISCONTINUED OPERATIONS.........................                                           1,706
EXTRAORDINARY ITEM -- Early extinguishment of
  debt..........................................        (1,517)                             (500)
                                                      --------         --------         --------
NET INCOME (LOSS)...............................      $ (7,300)        $  6,326         $ 27,774
                                                      ========         ========         ========

                See notes to consolidated financial statements.

                        SAFELITE GLASS CORP. AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                  OTHER
                                                                                     --------------------------------
                  PREFERENTIAL             CLASS A CLASS B  ADDITIONAL                              STOCK      MINIMUM
                     COMMON     PREFERRED  COMMON  COMMON   PAID-IN    ACCUMULATED   TREASURY   SUBSCRIPTION  PENSION
                     STOCK        STOCK    STOCK   STOCK    CAPITAL      DEFICIT      STOCK      RECEIVABLE   LIABILITY   TOTAL
                  ------------  ---------  ------  ------  ----------  -----------   --------   ------------  -------   ---------
BALANCE, JANUARY
  1, 1994.........     $ 32                  $ 5     $1     $ 393,711    $(383,355)   $(1,243)                $(1,453)  $   7,698
Purchase of 2,265
  shares of Class
  A treasury
  stock...........                                               (235)                    (14)                               (249)
Net loss..........                                                          (7,300)                                        (7,300)
Issuance of
  616,928 shares
  of Class A
  common stock....                             6                   86                     525       $(372)                    245
Minimum pension
  liability
  adjustment......                                                                                               (178)       (178)
                       ----       -------    ---     --     ---------    ---------    -------       -----     -------   ---------
BALANCE, DECEMBER
  31, 1994........       32                   11      1       393,562     (390,655)      (732)       (372)     (1,631)        216
Purchase of 5,256
  shares of Class
  A treasury
  stock...........                                                  5                      (5)
Net income........                                                           6,326                                          6,326
Minimum pension
  liability
  adjustment......                                                                                             (7,156)     (7,156)
                       ----       -------    ---     --     ---------    ---------    -------       -----     -------   ---------
BALANCE, DECEMBER
  30, 1995........       32                   11      1       393,567     (384,329)      (737)       (372)     (8,787)       (614)
Issuance of
  4,209,689 shares
  of Class A
  common stock net
  of issuance
  costs...........                            42               53,170                                                      53,212
Issuance of
  582,498 shares
  of preferred
  stock net of
  issuance
  costs...........                $54,946                                                                                  54,946
Redemption of
  preferential
  common stock....      (32)                                 (293,107)                                                   (293,139)
Contributed
  capital.........                                             21,314                                                      21,314
Purchase of
  353,557 shares
  of Class A
  treasury
  stock...........                                                                     (4,720)                             (4,720)
Exercise of 6,080
  stock options...                                                 63                                  (4)                     59
Net income........                                                          27,774                                         27,774
Purchase of
  minority
  interest........                                             10,665                                                      10,665
Minimum pension
  liability
  adjustment......                                                                                              1,971       1,971
                       ----       -------    ---     --     ---------    ---------    -------       -----     -------   ---------
BALANCE, DECEMBER
  28, 1996........     $          $54,946    $53     $1     $ 185,672    $(356,555)   $(5,457)      $(376)    $(6,816)  $(128,532)
                       ====       =======    ===     ==     =========    =========    =======       =====     =======   =========

                See notes to consolidated financial statements.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     YEAR ENDED
                                                                   ----------------------------------------------
                                                                   DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                                       1994             1995             1996
                                                                   ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................................      $ (7,300)        $  6,326         $ 27,774
  Adjustments to reconcile net income (loss) to net cash flows from operating activities:
    Effect of change in accounting for advertising costs.......         2,576
    Extraordinary item -- early extinguishment of debt.........         1,860                               500
    Depreciation and amortization..............................         7,212            7,621            8,031
    Income on disposition of assets............................           167              654              258
    Minority interest..........................................         3,089              862           10,199
    Deferred income taxes......................................                                         (19,715)
    Income from discontinued operations........................                                          (1,706)
    Change in operating assets and liabilities:
      Accounts receivable......................................          (431)          (5,011)           2,379
      Inventories..............................................        (2,694)          (5,159)            (704)
      Accounts payable.........................................        (5,599)          (1,532)           1,834
      Accrued expenses.........................................        19,420          (25,939)           1,615
      Other....................................................       (11,837)          12,696          (11,179)
    Cash flows used in discontinued operations.................                                         (21,604)
                                                                     --------         --------         --------
        Net cash flows provided by (used in) operating
          activities...........................................         6,463           (9,482)          (2,318)
                                                                     --------         --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.........................................       (14,193)         (11,986)         (12,843)
  Proceeds from sale of assets.................................           398            1,243               87
  Acquisition of intangible assets.............................          (514)                             (392)
  Purchases of short term investments..........................        (9,804)         (47,479)         (29,570)
  Maturities of short term investments.........................                         23,500           64,224
                                                                     --------         --------         --------
        Net cash flows provided by (used in) investing
          activities...........................................       (24,113)         (34,722)          21,506
                                                                     --------         --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Outstanding checks in accounts payable.......................         1,528             (588)           2,443
  Issuance of common stock.....................................           245                            53,271
  Issuance of preferred stock..................................                                          54,946
  Redemption of preferential common stock......................                                        (293,139)
  Purchase of treasury stock...................................          (249)              (5)          (4,720)
  Payments on term loan........................................       (15,000)          (7,500)         (47,500)
  Proceeds from term loan and subordinated debt................        55,000                           250,000
  Proceeds from premium financing..............................                                          13,740
  Payments on revolver.........................................       (25,000)         (85,725)         (25,550)
  Borrowings on revolver.......................................        13,800           98,425            4,050
  Debt issuance costs..........................................        (1,398)                           (9,323)
                                                                     --------         --------         --------
        Net cash flows provided by (used in) financing
          activities...........................................        28,926            4,607           (1,782)
                                                                     --------         --------         --------
NET INCREASE (DECREASE) IN CASH................................        11,276          (39,597)          17,406
CASH AT BEGINNING OF PERIOD....................................        42,103           53,379           13,782
                                                                     --------         --------         --------
CASH AT END OF PERIOD..........................................      $ 53,379         $ 13,782         $ 31,188
                                                                     ========         ========         ========
SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest.......................................      $  8,944         $  6,051         $  5,127
                                                                     ========         ========         ========
  Cash paid for income taxes...................................      $    454         $    109         $    350
                                                                     ========         ========         ========
  Notes received for capital stock.............................      $    372
                                                                     ========
  Contributed capital..........................................                                        $ 21,314
                                                                                                       ========

                See notes to consolidated financial statements.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED
           DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
             (IN THOUSANDS EXCEPT SHARE AND PER SHARE INFORMATION)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business Safelite Glass Corp. and subsidiaries (the "Company") are engaged principally in the manufacture, distribution and installation of replacement auto glass and related insurance claims processing. The Company operates throughout the United States. Approximately 87% of the Company's sales represent installation and related services with the balance representing sales to wholesale customers.

     Basis of Accounting The consolidated financial statements have been prepared on the basis of generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation The consolidated financial statements include the accounts of Safelite Glass Corp. and its wholly-owned subsidiaries, which as discussed below includes the accounts of Lear Siegler Holdings Corp. ("Lear Siegler").

     As more fully described in Note 2, on December 20, 1996, Lite Acquisition Corp. was merged with and into Safelite Glass Corp. and Safelite, through a subsidiary, acquired substantially all of the outstanding common stock of its ultimate parent, Lear Siegler. These transactions have been accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5.

     Fiscal Year The Company uses a 52 to 53 week fiscal year that ends on the Saturday nearest December 31. The footnote references to year ends are as follows: December 31, 1994 ("1994"), December 30, 1995 ("1995") and December 28,
1996 ("1996").

     Cash The Company considers all short-term investments which have an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments. Outstanding checks of $5,040 and $7,483 as of December 30, 1995 and December 28, 1996, respectively, are included in accounts payable.

     Short-Term Investments Short-term investments, consisting of U.S. treasury bills maturing within one year are classified as held-to-maturity and are carried at amortized cost of $34,654 which approximates fair value.

     Concentration of Credit Risk Approximately 40% in 1995 and 38% in 1996 of trade accounts receivable are due from insurance companies in connection with sales to individual customers. The balance of trade accounts receivable is due primarily from wholesale and other commercial customers. The number and relative financial strength of the insurance companies limit the Company's exposure to credit risk for insurance related receivables. The diversity and wide geographic dispersion limits the credit risk of receivables from wholesale and other commercial customers. The Company also performs ongoing credit evaluations of the financial condition of its wholesale and other commercial customers' which reduces its exposure to loss. The Company maintains reserves for potential uncollectible accounts.

     Inventories The Company accounts for inventories, which are primarily finished goods, at the lower of standard cost, which approximates actual cost, or market, with cost determined utilizing the first in first out method. Valuation allowances for obsolete and slow moving inventories were $1,115 and $1,621 at December 30, 1995 and December 28, 1996, respectively.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     Property, Plant and Equipment Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

    Buildings and improvements...................................     25 years
    Leasehold improvements.......................................   5-10 years
    Information technology equipment.............................    3-5 years
    Other equipment and furniture................................    3-7 years

     Intangible Assets Intangible assets consist principally of trademarks and goodwill which are being amortized using the straight-line method over their estimated useful lives of five to forty years. At each balance sheet date, a determination is made by management to ascertain whether intangible assets have been impaired based on several criteria, including but not limited to, sales trends, undiscounted projected operating cash flows and other operating factors.

     Impairment of Assets In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for fiscal years beginning after December 15, 1995. This standard requires impairment losses to be recorded for long-lived assets and certain intangible assets used in operations when an indication of impairment is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The standard also addresses the accounting for long-lived assets that are expected to be disposed of. Adoption of this statement in 1996 did not have a material effect on the financial statements.

     Debt Issue Costs Debt issuance costs are amortized over the life of the related debt.

     Revenue Recognition Revenue from auto glass installation and related services is recognized when the service is performed. Revenue from the distribution of auto glass to wholesale customers is recognized when the product is shipped.

     Cost of Sales Cost of sales includes product and distribution costs as well as installation labor, occupancy and vehicle expenses.

     Advertising Costs Prior to 1994, the Company capitalized the cost of yellow pages phone book advertising and amortized such costs over the twelve month period following the publication of the yellow pages phone book in which the advertising appeared. During 1994, the Company changed its method of accounting for advertising costs to conform with the provisions of Statement of Position Number 93-7 (SOP 93-7), "Reporting on Advertising Costs." Accordingly, the Company expenses the costs of yellow pages advertising at the time the yellow pages phone book is published. The effect of this change was to increase advertising expense in 1994 by $2,576. Total advertising expense, including the effect of adopting SOP 93-7, was $7,896, $5,910 and $7,123 in 1994, 1995 and
1996, respectively.

     Reclassifications Certain reclassifications have been made to conform balances with the 1996 presentation.

2.  THE TRANSACTIONS

     Prior to December 20, 1996, the Company was an indirect subsidiary of Lear Siegler. The transactions described below, which occurred on December 20, 1996, were pursuant to a Recapitalization Agreement and Plan of Merger and Stock Purchase Agreement dated November 8, 1996. As a result of the transactions, Safelite's preferential common shares were converted into the right to receive cash. Thomas H. Lee Equity Fund III, L.P. together with certain of its affiliates and certain other investors (collectively "THL") own 88% of Safelite common stock and certain existing shareholders, primarily current Safelite management, own the remaining interest. The Agreement also provided for Safelite's

                     SAFELITE GLASS CORP. AND SUBSIDIARIES
acquisition (through a newly formed subsidiary) of substantially all of the outstanding common stock of Lear Siegler, its former parent. Significant components of the transactions are as follows:

          (1) THL acquired 169,000 shares of Safelite Class A common stock from certain selling shareholders for aggregate consideration of approximately $2,265. Subsequent to this transaction, all remaining common stock, except for 626,910 shares of Class A common and 17,991 shares of Class B common stock owned by existing shareholders (primarily management), were owned by LSNWY, a wholly-owned subsidiary of Lear Siegler.

          (2) THL capitalized Lite Acquisition Corp. with $56,410 of common equity and $58,250 of preferred equity. Lite Acquisition Corp. was then merged with and into Safelite with Safelite surviving the merger ("Merger"). Upon effecting the Merger:

             (i) each share of Safelite Class A Common Stock outstanding prior to the Merger was converted into the right to receive $13.40 or, at the election of the holder thereof, to remain outstanding and unaffected by the Merger (LSNWY and certain other shareholders and option holders elected to sell their shares and received in the aggregate $4,154 and $507, respectively);

             (ii) each share of Safelite Class B Common Stock outstanding prior to the Merger was converted into the right to receive cash equal to $0.01;

             (iii) each share of Safelite Preferential Common Stock outstanding prior to the Merger was converted into the right to receive cash, the aggregate amount of which was approximately $293,139;

             (iv) each share of Lite Acquisition Corp.'s Common Stock outstanding prior to the Merger was converted into one share of Safelite Class A Common Stock; and

             (v) each share of Lite Acquisition Corp.'s Preferred Stock outstanding prior to the Merger was converted into one share of Safelite 8% Preferred Stock.

          (3) Immediately following the Merger, the Company borrowed $150,000 under a new senior credit facility, issued $100,000 in senior subordinated notes and retired $41,875 in existing bank facility debt (see Note 8).


          (4) In the final step of the Transactions, Safelite, through a new wholly-owned subsidiary, L.S. Acquisition Corp., acquired substantially all of the outstanding capital stock of Lear Siegler (including all shares of Lear Siegler preference stock) for a demand promissory note with a principal amount equal to the consideration received by LSNWY in the Merger, which amount was approximately $297.3 million. Lear Siegler was merged with and into L.S. Acquisition Corp. with L.S. Acquisition Corp. surviving the merger and changing its name to Lear Siegler Holdings Corp., making Lear Siegler a wholly-owned subsidiary of the Company. On the closing date of the Transactions, all of the consideration received by LSNWY in the Merger was distributed to L.S. Acquisition Corp. which was used to repay the note delivered in connection with the purchase of Lear Siegler's capital stock.


     The Transactions were accounted for as a recapitalization of Safelite and in accordance with the provisions of FASB Technical Bulletin No. 85-5. Accordingly, the stock held by the former minority shareholders of Safelite was treated as if it was acquired by Lear Siegler. The carrying value of the minority interest exceeded the fair value of the minority shares acquired by approximately $5,800. Inventory was increased by $1,600 and non-current assets were reduced by $7,400 to allocate this fair value adjustment.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     Prior to the Transactions, Lear Siegler operated as a holding company whose principal activity was to oversee its discontinued operations. The Lear Siegler activities do not provide future benefit to Safelite; thus on December 20, 1996, management of Safelite adopted a formal plan to exit the activities of Lear Siegler. Accordingly, severance, lease termination and related costs of $700 to close Lear Siegler's office located in New Jersey have been accrued in accordance with Emerging Issues Task Force Statement No. 94-3. This amount is included in other operating expenses.

     In connection with the transactions, certain selling shareholders agreed to reimburse the Company should the Company be required to pay tax liabilities of Lear Siegler arising from disputes with various taxing authorities. An escrow account was established for this purpose. Additional paid-in capital of $21,314, the amount of tax liabilities recorded by Lear Siegler, was recorded to reflect the assumption of the tax liabilities by the selling shareholders.

3.  RESTRUCTURING EXPENSES

     Prior to 1990, the Company grew through acquisitions and internal service center openings. In 1991, a new management team developed a strategic plan to focus the Company on its primary insurance customers. The plan called for growth to be achieved by increasing the Company's share of the auto glass replacement market through enhanced relationships with insurance companies and other large volume clients. Automated solutions to address insurance claims processing costs were and are an integral part of management's marketing strategy.

     An additional element of the Company's strategic plan was a market-by-market review of its distribution and service center configuration, and the Company's customer service capabilities. The objective was to restructure local markets as required to maximize service quality and capacity at lower costs.

     During 1993 and 1994, the Company refined its overall market based approach with the development and testing of centralized Dispatch Command Center/Central Telephone Units (DCC/CTU). These facilities serve as local market "hubs" which connect company service centers, vans, central telephone units, warehouses and distribution centers and provide "real time" data for scheduling, billing, sales and inventory management. The success of the DCC/CTU concept led the Company in 1995 to restructure its field operations by closing approximately 100 service centers and reorganizing field management. The 1995 provision for this restructuring of $6,311 consists principally of planned service center closing costs of $5,605 and field management reorganization costs of $706.

     The following summarizes the reserve activity:

                                                             1994      1995        1996
                                                             ----     -------     -------
    Beginning balance......................................  $ 10     $     0     $ 5,098
    Restructuring provision................................             6,311
    Used for intended purpose..............................   (10)     (1,213)     (3,409)
                                                             ----     -------     -------
    Ending balance.........................................  $  0     $ 5,098     $ 1,689
                                                             ====     =======     =======

4.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                               DECEMBER 30,     DECEMBER 28,
                                                                   1995             1996
                                                               ------------     ------------
    Trade receivables........................................    $ 34,439         $ 31,748
    Less allowance for uncollectible accounts................      (2,413)          (2,101)
                                                                  -------          -------
    Net......................................................    $ 32,026         $ 29,647
                                                                  =======          =======

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     The allowance for uncollectible accounts consist of the following:

                                                           1994        1995        1996
                                                          -------     -------     -------
    Balance, beginning of year..........................  $ 2,623     $ 2,301     $ 2,413
    Provision...........................................      926       1,354       1,015
    Charge-offs.........................................   (1,248)     (1,242)     (1,327)
                                                          -------     -------     -------
    Balance, end of year................................  $ 2,301     $ 2,413     $ 2,101
                                                          =======     =======     =======

5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                               DECEMBER 30,     DECEMBER 28,
                                                                   1995             1996
                                                               ------------     ------------
    Land.....................................................    $  4,672         $  4,672
    Buildings and leaseholds.................................      32,151           33,336
    Equipment and furniture..................................      48,953           52,764
                                                                 --------         --------
              Total..........................................      85,776           90,772
    Less accumulated depreciation............................     (46,415)         (50,653)
                                                                 --------         --------
    Net......................................................    $ 39,361         $ 40,119
                                                                 ========         ========

     Depreciation expense was $6,472, $6,851 and $7,239 for the years ended 1994, 1995 and 1996, respectively.

6.  INTANGIBLE AND OTHER ASSETS

     Intangible assets consist of the following:

                                                               DECEMBER 30,     DECEMBER 28,
                                                                   1995             1996
                                                               ------------     ------------
    Trademarks...............................................    $27,087         $24,168
    Goodwill.................................................        487             853
    Non-compete agreements...................................         20              46
                                                                 -------         -------
              Total..........................................     27,594          25,067
    Less accumulated amortization............................     (6,443)         (7,235)
                                                                 -------         -------
    Net......................................................    $21,151         $17,832
                                                                 =======         =======

     Amortization expense in 1994, 1995 and 1996 was $740, $770 and $792, respectively.

7.  LEASES

     The Company leases many of its vehicles and service center locations under operating leases. Most of the service center location leases provide renewal options.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     Future minimum rental commitments under non-cancelable operating leases for facilities (including closed service centers), vehicles and equipment at December 28, 1996 are as follows:

                                                                        AMOUNT
                                                                        -------
        Year:
          1997........................................................  $20,255
          1998........................................................   16,443
          1999........................................................   12,132
          2000........................................................    8,915
          2001........................................................    2,723
          Thereafter..................................................    2,814
                                                                        -------
                  Total...............................................  $63,282
                                                                        =======

     For 1994, 1995 and 1996, rent expense under all operating leases was $23,014, $24,028 and $25,180, respectively.

8.  LONG-TERM DEBT

     Prior to December 20, 1996, the Company could borrow a maximum of $55,000 under term loan provisions and $45,000 under revolving credit loan provisions, which included letters of credit, subject to certain borrowing base limitations as defined. The rate of interest on these borrowings was based on the prime rate or Eurodollar rate, at the Company's option.

     In connection with the transactions described in Note 2, the above credit facility was repaid on December 20, 1996 and replaced with a new credit facility. The new credit facility, which expires December 2004, consists of (a) a term loan facility of $150,000, (a $75,000 "Tranche A Term Loan" and a $75,000 "Tranche B Term Loan") and (b) a revolving credit facility, including of letters of credit, which provides up to a maximum of $30,000. At December 28, 1996, the Company had not borrowed on its revolving credit line but had $4,871 in letters of credit outstanding issued primarily in connection with the Company's self-insurance program (see Note 10). The rate of interest on these borrowings is based on the prime rate or Eurodollar rate, at the Company's option. At December 28, 1996, the interest rates in effect were 8.19% and 8.69% on the Tranche A and Tranche B Term Loans, respectively. A commitment fee of 1/2% per cent per annum is required on the unused portion of the credit facility. Borrowing under the new credit facility is collateralized by substantially all assets of the Company. Certain financial ratios must be maintained and the Company cannot pay dividends. The facility restricts the Company's ability to, among other things, incur additional indebtedness including leases, prepay or amend other debt instruments, make acquisitions or capital expenditures, engage in mergers or consolidations, or engage in certain transactions with affiliates. Because the interest rate on this debt fluctuates with prime or the Eurodollar rate, the carrying amount of the debt approximates fair value.

     In connection with the transactions described in Note 2, on December 20, 1996, the Company also issued $100,000 in 9 7/8% Senior Subordinated Notes due December 15, 2006. The notes are subordinated in right of payment to all existing and future senior indebtedness of the Company. Upon a change in control triggering event, as defined, the Company is required to make an offer to repurchase the notes at 101%. The notes are redeemable at the option of the Company on or after December 15, 2001 at prices decreasing from 104 15/16 on December 15, 2001 to par at December 15, 2004. In addition, prior to December 15, 1999, the Company, at its option, may redeem (at 109 7/8) up to $35,000 of principal with the proceeds of one or more equity offerings.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     Maturities of the Company's long-term debt are as follows:

                                                              DECEMBER 28, 1996
                                               ------------------------------------------------
                                                             SENIOR
DUE DATE FOR                                   TERM       SUBORDINATED       OTHER
YEAR ENDING:                                   LOANS          NOTES         (NOTE 10)      TOTAL
------------                                   -----      ------------      --------       -----
  1997.....................................  $     --                       $ 5,418      $  5,418
  1998.....................................     5,375                         4,546         9,921
  1999.....................................    10,750                         3,776        14,526
  2000.....................................    15,750                                      15,750
  2001.....................................    20,750                                      20,750
  Thereafter...............................    97,375       $100,000                      197,375
                                             --------       --------        -------      --------
          Total............................  $150,000       $100,000        $13,740      $263,740
                                             ========       ========        =======      ========

     The carrying amount of debt approximates its fair value.

9.  CAPITAL STOCK

     Effective with the closing of the transactions described in Note 2, the authorized capital stock of Safelite consists of 10,000,000 shares of Class A common stock, 50,000 shares of Class B common stock and 1,000,000 shares of 8% Preferred stock. The Class A common and Class B common stock have one vote per share. The 8% Preferred stock is not entitled to voting rights, but has a preference on liquidation of $100 per share plus accrued but unpaid dividends. Dividends on the 8% Preferred stock accumulate at an annual rate of 8%, with accumulated unpaid dividends compounding on a semi-annual basis. Cumulative undeclared preferred stock dividends at December 28, 1996 were $102. The Class A common stock has certain priorities over Class B common stock with respect to dividend payments and liquidation preference.

     The following represents the number of shares outstanding and held in treasury for each class of stock at the respective dates:

                                                    DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                        1994             1995             1996
                                                    ------------     ------------     ------------
Preferred stock...................................           --               --          582,498
Preferential common stock.........................    3,245,251        3,245,251               --
Class A common stock issued.......................    1,112,918        1,112,918        5,326,935
Class A common stock held in treasury.............                         5,256          358,813
Class B common stock issued.......................       50,000           50,000           50,000
Class B common stock held in treasury.............        9,009            9,009           50,000

     The Company has several stock option plans and agreements which provide for the sale of Class A and Class B common stock to certain key associates, consultants and members of the Board of Directors. Options vest in periods ranging from zero to five years and are generally exercisable for a period of ten years from the date of grant. All options granted have exercise prices which were not less than fair market value at the date of grant. During 1995, the Company increased the number of shares authorized for issuance under these plans from 230,536 shares to 275,536 shares.

     In 1994, options of 616,928 Class A common shares were exercised at an option price of $1 per share. In consideration for these shares, the Company received $372 in notes receivable and $245 in cash. The notes bear interest at market rates, as defined, and are due on September 30, 1999.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     The following table summarizes the stock options available for grant and outstanding:

                                                      CLASS A                         CLASS B
                                             -------------------------       -------------------------
                                               OPTIONS       PRICE PER         OPTIONS       PRICE PER
                                             OUTSTANDING       SHARE         OUTSTANDING       SHARE
                                             -----------     ---------       -----------     ---------
Balance, January 1, 1994...................     641,274       $1-292            2,750           $1
Exercised..................................    (616,928)           1
Forfeited..................................      (4,144)
                                               --------       ------           ------           --
Balance, December 31, 1994.................      20,202       $1-292            2,750            1
Granted....................................      42,133       $    3
Forfeited..................................      (3,353)
                                               --------       ------           ------           --
Balance, December 30, 1995.................      58,982       $3-292            2,750            1
Granted....................................      13,138       $    3
Exercised..................................      (6,080)      $    3
Forfeited..................................     (11,262)                       (2,750)
                                               --------       ------           ------           --
Balance, December 28, 1996.................      54,778       $3-292
                                               ========       =======          ======           ==

     The following information is as of December 28, 1996:

        Options currently exercisable.....................................    6,701
                                                                            =======
        Options available for future grant................................  186,439
                                                                            =======
        Aggregate exercise price..........................................  $ 2,379
                                                                            =======

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) which became effective in 1996. While the Statement defines and encourages the use of a fair value based method of accounting for employee stock options and similar equity instruments, it permits plans to continue using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB-25), "Accounting for Stock Issued to Employees." The Company has elected to continue to account for stock-based compensation using APB-25. For options granted in 1995 and 1996, the fair value of the options, based on accounting prescribed in SFAS 123, is nominal and the pro forma effect on net income is immaterial.

10.  COMMITMENTS AND CONTINGENCIES

     For certain of its worker's compensation, automobile, product and associate health care liabilities, the Company is self-insured, subject to certain stop-loss coverage. The estimated costs of reported claims and of incurred-but-not-reported claims are accrued, generally using actuarial estimates based on claims history. The amount the Company will ultimately incur for these liabilities could differ from these estimates.

     During 1996, the Company purchased insurance to cover Safelite's remaining workers' compensation, automobile and product liabilities for the period July 1, 1989 through December 31, 1994. The Company no longer has any liability for these contingencies, therefore, the self-insured accrual for this period has been removed from the financial statements. No gain or loss was recognized as a result of this transaction. During 1996, the Company also purchased workers' compensation, automobile and product liability coverage for the period December 20, 1996 through December 31, 1999. The cost of this insurance was partially financed by $13,740 in premium financing, payable in monthly installments, including interest of 6.67% to 6.99%, of $514 in 1997 and $416 in 1998 and 1999. Under the terms of the

                     SAFELITE GLASS CORP. AND SUBSIDIARIES
financing, if the Company cancels its insurance policies for any reason, corresponding unearned premium refunds would be applied directly against the outstanding principal balance. At December 28, 1996, the outstanding principal balance of this premium financing was $13,740.

     The Company is involved in various litigation and disputes arising in the normal course of its business, primarily related to vehicle accidents and human resource related issues. The Company is also involved in certain environmental actions brought by the U.S. Environmental Protection Agency and certain state agencies and, along with other domestic companies, the Company has received a subpoena to produce documents to a grand jury investigating possible violations of federal antitrust laws in the automobile glass replacement industry. In addition, Lear Siegler and its current or former subsidiaries are currently involved in certain environmental matters related to the former operation of manufacturing and other facilities and the cleanup of a number of disposal sites as well as certain asbestos claims arising out of the use or installation of automotive brakes manufactured by Lear Siegler from the late 1960s through 1987. The Company has established reserves for environmental and asbestos contingencies where it is probable that a liability exists and the amount can be reasonably estimated which, at December 30, 1995 and December 28, 1996, totalled $1,827 and $3,205, respectively. The ultimate resolution of these matters is not presently determinable but, in the opinion of management, such resolution is not expected to have a significant impact on the Company's financial position or results of operations.

11.  SAVINGS AND RETIREMENT PLANS

  Safelite Plans:

     Safelite maintains a 401(k) savings plan, covering substantially all associates, that provides basic employer matching contributions of up to 40% (depending upon the participant's years of service) of the first 4% of each participant's compensation. Bonus employer contributions up to 50% of the basic employer contribution are also made depending upon the level of associate participation in the plan. Safelite contributions were $580, $636 and $762 for the years 1994, 1995 and 1996, respectively.

     Safelite also has a defined benefit plan. The benefits were frozen and fully vested to participants (substantially all associates of Safelite) effective June 30, 1993. Benefits under the plan are based on years of service and the participant's final average earnings at June 30, 1993. Safelite funding policy is consistent with statutory requirements.

     Net periodic pension cost (income) included the following items:

                                                                1994        1995        1996
                                                               -------     -------     -------
Interest cost on projected benefit obligation...............   $   921     $   954     $ 1,038
Actual (return) loss on plan assets.........................       286      (2,344)     (2,106)
Net amortization and deferral -- gain (loss)................    (1,212)      1,480       1,124
                                                               -------     -------     -------
Net periodic pension cost (income)..........................   $    (5)    $    90     $    56
                                                               =======     =======     =======

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     The funded status of the defined benefit plan as of the year-end measurement dates was as follows:

                                                                     DECEMBER 30,    DECEMBER 28,
                                                                         1995            1996
                                                                     ------------    ------------
Accumulated and projected benefit obligation (all vested) for
  services provided to date.......................................     $ 15,105        $ 14,964
Less market value of plan assets..................................      (12,249)        (14,319)
                                                                       --------        --------
Projected benefit obligation in excess of plan assets.............        2,856             645
Unrecognized net loss resulting from past experience different
  from that assumed...............................................        3,006           1,227
Adjustment to recognize minimum pension liability.................       (3,006)         (1,227)
                                                                       --------        --------
Accrued pension cost..............................................     $  2,856        $    645
                                                                       ========        ========

     At December 30, 1995 and December 28, 1996, as required by Statement of Financial Accounting Standards No. 87, Safelite recorded an additional minimum pension liability of $3,006 and $1,227, respectively, related to certain unfunded pension obligations. The corresponding cumulative charge to stockholders' equity for these amounts at December 30, 1995 and December 28, 1996, net of applicable taxes was $1,804 and $736, respectively.

     Plan assets at December 30, 1995 and December 28, 1996 were invested in common and preferred stock, corporate and U.S. government bonds, and money market funds.

     The significant actuarial assumptions as of the year-end measurement dates were as follows:

                                                                       1994     1995     1996
                                                                       -----    -----    -----
Discount rate.......................................................    8.0%     7.0%     7.5%
Expected long-term rate of return on plan assets....................    8.5%     8.5%     8.5%

  Lear Siegler:

     Lear Siegler has a defined benefit pension plan covering certain former employees of divisions that have been sold. The benefits are based on various formulas, the principal factors of which are years of service and compensation during the years immediately preceding retirement. Lear Siegler's funding policy for these plans is to make the minimum annual contributions required by applicable regulations.

     In the case of business units sold, Lear Siegler ceased future benefit accruals. For certain business units, benefits accrued through the date of the sale either have been or will be settled by transferring plan assets to the respective purchaser's plan or by making distributions to the plan's participants of these respective business units.

     During the year ended December 31, 1994, Lear Siegler recorded curtailment losses of approximately $572 relating to previously disposed of subsidiaries. Also, during the year ended December 31, 1994, Lear Siegler recorded expenses of approximately $11,000 and a settlement loss of approximately $6,226 relating to plan assets transferred and liabilities assumed by plans sponsored by companies who previously acquired certain of Lear Siegler's businesses.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     The cost for Lear Siegler's defined benefit plan for the respective periods includes the following components:

                                                    DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                        1994             1995             1996
                                                    ------------     ------------     ------------
                                                                    (IN THOUSANDS)
Service cost-benefit earned during the period...      $     26         $     15
Interest cost on the projected benefit
  obligation....................................         8,950            2,265         $  2,187
Actual return on plan assets....................         3,286           (1,929)            (630)
Net amortization and deferral...................       (13,389)            (541)          (1,618)
                                                       -------          -------          -------
Net periodic pension income.....................      $ (1,127)        $   (190)        $    (61)
                                                       =======          =======          =======

     The following table sets forth the plan's funded status at December 30, 1995 and December 28, 1996:

                                                                     DECEMBER 30,    DECEMBER 28,
                                                                         1995            1996
                                                                     ------------    ------------
                                                                            (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefit obligation.......................................     $ 32,771          33,805
                                                                       --------        --------
  Accumulated benefit obligation..................................       32,780          33,805
                                                                       --------        --------
  Projected benefit obligation....................................       32,894          33,805
Less market value of plan assets..................................      (28,830)        (26,717)
                                                                       --------        --------
Projected benefit obligation less than plan assets................        4,064           7,088
Unrecognized net loss.............................................        6,448          10,133
Adjustment to recognize minimum pension liability.................       (6,334)        (10,133)
                                                                       --------        --------
Accrued pension cost..............................................     $  3,950        $  7,088
                                                                       ========        ========

     The projected benefit obligation assumes a discount rate of 8.0%, 7.0% and 7.5% in 1994, 1995 and 1996, respectively, and a rate of compensation increase of 5% for each year. The expected long-term rate of return on plan assets is 8.75% in 1994 and 1995 and 8.5% in 1996. Plan assets consist primarily of corporate debt securities, U.S. government obligations and cash equivalents.

     At December 30, 1995 and December 28, 1996, Lear Siegler recorded an additional minimum pension liability of $6,334 and $10,133, respectively, related to certain unfunded pension obligations. The corresponding cumulative charge to stockholders' equity for these amounts at December 30, 1995 and December 28, 1996, net of applicable taxes in 1996, was $6,334 and $6,080, respectively.

12.  INCOME TAXES

     Income taxes are provided for the amounts estimated to be payable on tax returns for the current year. Deferred income taxes are provided for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If necessary, based upon available evidence, a valuation allowance is provided for the amount of deferred tax assets that are not expected to be realized.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     The components of the income tax (provision) benefit before discontinued operations and extraordinary item are as follows:

                                                                  1994     1995       1996
                                                                  ----     ----     --------
Current.........................................................  $200     $157     $  2,110
Deferred........................................................                     (19,715)
                                                                  ----     ----     --------
Total...........................................................  $200     $157     $(17,605)
                                                                  ====     ====     ========

     The income tax provision or benefit differs from the amounts determined by applying the statutory income tax rate as a result of the following:

                                                              1994        1995         1996
                                                             -------     -------     --------
Income taxes at statutory rate.............................  $(1,008)    $ 2,640     $  6,706
Reduction in valuation allowance...........................               (2,000)     (25,894)
State income taxes.........................................      750         312          958
Other......................................................      458        (795)         625
                                                             -------     -------     --------
Provision (benefit) for income taxes.......................  $   200     $   157     $(17,605)
                                                             =======     =======     ========

     Items comprising the Company's net deferred tax assets and liabilities are as follows:

                                                                   DECEMBER 30,     DECEMBER 28,
                                                                       1995             1996
                                                                   ------------     ------------
Deferred tax assets:
  Net operating loss carryforwards...............................    $ 35,496         $ 32,035
  Differences between book and tax basis of inventories..........       3,144            2,530
  Reserves not currently deductible..............................      24,964           17,406
  Pension........................................................       1,202            4,547
  Other..........................................................         198            2,738
  Valuation allowance............................................     (62,076)         (36,182)
                                                                     --------         --------
          Total..................................................       2,928           23,074
                                                                     --------         --------
Deferred tax liabilities:
  Difference between book and tax basis of property, plant and
     equipment...................................................       1,398            1,322
  Other..........................................................       1,530
                                                                     --------         --------
          Total..................................................       2,928            1,322
                                                                     --------         --------
Net deferred tax asset...........................................    $      0         $ 21,752
                                                                     ========         ========

     A valuation allowance reduces the amount of deferred tax assets that management believes more likely than not will not be recognized. The valuation allowance is based on available information at the balance sheet date including historical earnings and other factors which may impact the Company's ability to realize the tax benefits.

     At December 30, 1995, a valuation allowance of $62,076 was recorded which reduced the net deferred taxes to zero. Based upon the Company's historical, current and expected pre-tax earnings, including adjustments and limitations resulting from the transactions described in Note 2, management believes it is more likely than not that the Company will realize the benefit of a portion of its existing deductible temporary differences. Accordingly, the valuation allowance was reduced in 1996.

                     SAFELITE GLASS CORP. AND SUBSIDIARIES

     At December 28, 1996, the Company had net operating loss carryforwards for federal income tax purposes totaling approximately $79 million which expire through 2006.

13.  EXTRAORDINARY ITEM

     During 1994 and 1996, the Company recorded an extraordinary loss of $1,517 and $500 net of minority interest of $343 in 1994 and net of income tax benefit of $344 in 1996, respectively, as a result of expensing unamortized loan origination fees related to the early retirement of the associated debt.

14.  DISCONTINUED OPERATIONS

     In 1996, the Company recorded income from discontinued operations of $1,706. This income was primarily the result of resolving, in 1996, various liability and tax issues associated with operating units of Lear Siegler which were discontinued in prior years. The following summarizes the significant items:

        Settlement of liability issues...................................  $(25,500)
        Adjustment of state tax contingencies............................    19,606
        Tax refund.......................................................     7,600
                                                                             ------
                                                                           $  1,706
                                                                             ======


15.  LEAR SIEGLER



     The following financial information represents the balance sheet of Lear Siegler Holdings Corp. and Subsidiaries on a stand alone basis as of December 28, 1996.



                          LEAR SIEGLER HOLDINGS CORP.


                                 BALANCE SHEET


                             (DOLLARS IN THOUSANDS)



                                                                       DECEMBER 28,
                                                                           1996
                                                                       ------------
                                          ASSETS
        Current Assets:
          Cash and cash equivalents..................................    $ 18,099
          Refundable income taxes....................................       7,600
          Prepaid expenses...........................................         823
                                                                          -------
                  Total current assets...............................      26,522
        Other assets.................................................       2,499
                                                                          -------
        Total assets.................................................    $ 29,021
                                                                          =======
                           LIABILITIES AND STOCKHOLDER'S EQUITY
        Current Liabilities:
          Accounts payable...........................................    $    300
          Accrued expenses...........................................      11,571
                                                                          -------
                  Total current liabilities..........................      11,871
        Other long-term liabilities..................................      11,323
                                                                          -------
                  Total liabilities..................................      23,194
        Stockholder's equity.........................................       5,827
                                                                          -------
        Total Liabilities and Stockholder's Equity...................    $ 29,021
                                                                          =======

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------------------
TABLE OF CONTENTS


Prospectus Summary...............................      3
Risk Factors.....................................     14
The Exchange Offer...............................     22
The Transactions.................................     29
Unaudited Pro Forma Financial Data...............     32
Selected Consolidated Financial Data.............     36
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............     38
Business.........................................     44
Management.......................................     55
Security Ownership of Certain Beneficial Owners
  and Management.................................     60
Certain Relationships and Related
  Transactions...................................     61
Description of Capital Stock.....................     62
Description of Other Indebtedness................     64
Description of Exchange Notes....................     66
Description of the Initial Notes.................     94
Exchange and Registration Rights
  Agreement......................................     95
Income Tax Considerations........................     97
Plan of Distribution.............................     99
Legal Matters....................................     99
Independent Auditors.............................     99
Index to Financial Statements....................    F-1


PROSPECTUS

$100,000,000

SAFELITE GLASS CORP.

9 7/8% SERIES B SENIOR SUBORDINATED NOTES
DUE 2006

SAFELITE LOGO

            , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides as follows:

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) of this section (unless ordered by a court) shall be made by the corporation only as authorized in specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the board of directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion, or (3) by the shareholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to the corporation shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to other enterprises shall include employee benefit plans; references to fines shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to serving at the request of the corporation shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Company's By-Laws (Exhibit 3.2) provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

     The Company maintains insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. The directors and officers of the Company also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. Unless otherwise indicated, all Exhibits have been previously filed.

  3.1      Restated Certificate of Incorporation of the Company, as amended.
  3.2      By-Laws of the Company, as amended.
  4.1      Indenture dated as of December 20, 1996 between the Company and Fleet National
           Bank, as Trustee.
  5.1*     Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation regarding legality of the securities being registered.
  8*       Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation regarding tax matters.
 10.1      Recapitalization Agreement and Plan of Merger and Stock Purchase Agreement, dated as of November 8, 1996, by and among Lear Siegler Holdings Corp., The LS Selling
           Stockholders (as defined therein), the Company, LSNWY Corp., LS Acquisition Corp.
           and Lite Acquisition Corp.
 10.2      Credit Agreement, dated as of December 20, 1996, by and among the Company, various lending institutions, The Chase Manhattan Bank, Bankers Trust Company and Goldman
           Sachs Credit Partners L.P.
 10.3      Employment Agreement, dated as of December 20, 1996, by and between the Company and Garen K. Staglin.
 10.4      Employment Agreement, dated as of December 20, 1996, by and between the Company and John F. Barlow.
 10.5      Employment Agreement, dated as of December 20, 1996, by and between the Company and Douglas A. Herron.
 10.6      Employment Agreement, dated January 2, 1996, by and between the Company and Poe A.
           Timmons.
 10.7      Safelite Glass Corp. Non-Qualified Restated Employee Stock Option Plan.
 10.8*     Safelite Glass Corp. 1996 Stock Option Plan.
 10.9      Management Agreement, dated as of December 20, 1996, by and between the Company and Thomas H. Lee Company.
 10.10     Safelite Glass Corp. Stockholders' Agreement, dated as of December 20, 1996, among the Company and the stockholders named therein.
 10.11     Pledge Agreement, dated as of December 20, 1996, made by the Company in favor of
           The Chase Manhattan Bank, as Collateral Agent.
 12.1*     Computation of the Ratio of Earnings to Fixed Charges for the Company.
 21.1      List of subsidiaries of the Company.
 23.1*     Consent of Deloitte & Touche LLP.
 23.2*     Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation (included in
           Exhibit 5.1).
 24.1      Powers of Attorney (contained on the signature page hereto).
 25.1**    Statement on Form T-1 of the eligibility of the Trustee.
 27.1      Financial Data Schedule.
 99.1*     Letter of Transmittal.
 99.2*     Notice of Guaranteed Delivery.
 99.3*     Form of Exchange Agent Agreement between the Company and Fleet National Bank.

---------------

       * Filed herewith.

      ** To be filed by amendment.

     (b) Financial Statement Schedules.

     Schedules other than those listed above have been omitted since the information is not applicable, not required or is included in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

     (a)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (a)(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (sec.230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (a)(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


     (d) The undersigned registrant hereby undertakes:



     (d)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.



          (i) To include any prospectus require by section 10(a)(3) of the Securities Act of 1933;



          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (sec.230,424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



          (iii) To include any material information with respect to the plan of distribution information in the registration statement;



     (d)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (d)(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COLUMBUS, STATE OF OHIO, ON THE 11 DAY OF APRIL 1997.


                                            SAFELITE GLASS CORP.

                                            By:   /s/  GAREN K. STAGLIN
                                            ------------------------------------
                                                      GAREN K. STAGLIN


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.



             SIGNATURE                              TITLE                        DATE
-----------------------------------   ---------------------------------   ------------------

       /s/ GAREN K. STAGLIN           Director, Chairman of the Board       April 11, 1997
-----------------------------------     and Chief Executive Officer
         Garen K. Staglin               (principal executive officer)

        /s/ JOHN F. BARLOW            Director, President and Chief         April 11, 1997
-----------------------------------     Operating Officer
          John F. Barlow

       /s/ DOUGLAS A. HERRON          Senior Vice President, Treasurer      April 11, 1997
-----------------------------------     and Chief Financial Officer
         Douglas A. Herron              (principal financial and
                                        accounting officer)

       /s/ ANTHONY J. DINOVI          Director                              April 11, 1997
-----------------------------------
         Anthony J. DiNovi

                 *                    Director                              April 11, 1997
-----------------------------------
           Seth W. Lawry

                 *                    Director                              April 11, 1997
-----------------------------------
          Morton Meyerson

                 *                    Director                              April 11, 1997
-----------------------------------
         Scott M. Sperling

         /s/ ANTHONY J. DINOVI
               *By:
-----------------------------------
         Anthony J. DiNovi
        as Attorney-in-Fact